Manulife Financial

For your future™

forward-thinking
strong
strong
reliable
reliable
trustworthy
trustworthy
forward-thinking

Manulife Financial Corporation

Third Quarter Report to Shareholders

Nine months ended September 30, 2012

125 YEARS

Insurance Sales[1,2]

Canadian $ in millions

Asia
Canada
U.S.
(8)%
645
640
823
1,001
596
297
312
365
422
295
157
172
318
447
146
191
156
140
132
155
3Q11
4Q11
1Q12
2Q12
3Q12

- 3Q12 insurance sales were $596 million, down 8% versus 3Q11:
  - Asia Division delivered insurance sales of US$297 million, in-line with 3Q11 results
  - Canadian Division reported insurance sales of $146 million, a decline of 7% vs. 3Q11
  - U.S. Division insurance sales declined 20%, primarily driven by a 81% decrease in Long-Term Care sales, due to the expected non-recurrence of an open enrolment period as in 3Q11

Wealth Sales[1,2]

Canadian $ in millions

Asia
Canada
U.S.
+4%
7,839
8,141
8,724
8,548
8,229
900
939
1,094
1,398
1,084
2,419
2,624
2,796
2,440
2,314
4,520
4,578
4,834
4,710
4,831
3Q11
4Q11
1Q12
2Q12
3Q12

- 3Q12 wealth sales were $8.2 billion, up 4% versus 3Q11:
  - Asia Division wealth sales of US$1.1 billion were up 22% from prior year
  - Canada Division wealth sales of $2.3 billion, were down 4% vs. 3Q11
  - U.S. Division wealth sales were up 5%, despite a 59% decrease in annuity sales over the same period. The increase was driven by higher sales in John Hancock Mutual Funds and Retirement Plan Services

Regulatory Capital Position (MLI)

Minimum Continuing Capital and Surplus Requirements (MCCSR) Ratio (%)

219
216
225
213
204
3Q11
4Q11
1Q12
2Q12
3Q12

- MLI ended 3Q12 with an MCCSR ratio of 204%, predominantly due to the net loss in the quarter and an increase in required capital for asset and segregated fund guarantee risks
- Our capital position is further supported by our significant hedging programs

Diversified High Quality Asset Mix

Total Invested Assets of Canadian $224.8 billion

Fixed Income
Non-Fixed Income
Private Placement Debt 8%
Securitized MBS/ABS 2%
Mortgages 15%
Cash & Short-Term Securities 5%
Policy Loans 3%
Bank Loans 1%
Other 5%
Government Bonds 26%
Corporate Bonds 26%
Real Estate 4%
Stocks 5%

- Diversified, high quality portfolio:
  - 86% of the total portfolio is Fixed Income, of which 96% is Investment Grade
  - 14% is Non-Fixed Income, well diversified by asset class and geography; majority of alternative assets are managed in-house

Equity Market Sensitivity[3]

Canadian $ in millions

Net unhedged
Offset by hedging programs
22%
78%
78% Hedged
2014 goal:
>75% hedged

- Achieved our 2014 target to hedge 75% two years ahead of schedule
- Estimated impact of 10% equity market decline:
  - Range of $(410) to $(580) million to earnings
  - (6) percentage pts to MLI's MCCSR
- 69% - 78% of underlying earnings sensitivity to equity market changes now hedged

Interest Rate Sensitivity[3]

Canadian $ in billions

(1.0)
(1.0)
(0.9)
(0.3)
(0.6)
2014 goal:
< $1.1 billion
3Q11
4Q11
1Q12
2Q12
3Q12

- Estimated impact of 1% parallel decline in interest rates (excluding AFS bond offset):
  - $(600) million impact to earnings
  - (17) percentage pts impact to MLI's MCCSR
- Achieved our 2014 goal of reducing interest rate sensitivity to $1.1 billion over two years ahead of schedule

[1] Non-GAAP measure. See "Note to Users - Performance and Non-GAAP Measures" below. [2] All sales growth (declines) are stated on a constant currency basis, a Non-GAAP measure. See "Performance and Non-GAAP Measures" below [3] Earnings sensitivity to equity markets is defined by the impact of a 10 per cent decline in the market value of equity funds on the net income attributed to shareholders. Earnings sensitivity to interest rates is defined by the impact of a one per cent parallel decline in interest rates on the net income attributed to shareholders. Please refer to "Caution related to sensitivities" below.

 Manulife Financial Corporation – Third Quarter 2012

MESSAGE TO SHAREHOLDERS

In the third quarter of 2012, we made significant progress towards our strategic priorities.  We expanded our distribution networks and continued to develop our franchises, saw growth in our North American mutual fund businesses, and again delivered record funds under management.

As we noted in the previous quarter, we anticipated an actuarial basis change in the third quarter. In fact we incurred a $1 billion charge for basis changes, related to the impact of the current macro-economic climate on our actuarial assumptions as well as products and businesses that are not a substantial part of our go-forward business plans, and we wrote off $200 million of goodwill.  These items were partially offset by a $413 million favourable impact of investing activities. As a result, we reported a net loss attributed to shareholders of $227 million, a loss per share of $0.14 and return on common shareholders’ equity (“ROE”) of (4.6) per cent for the quarter ended September 30, 2012.

The good news is we have achieved our equity and interest rate hedging targets two years ahead of our 2014 goals, further reducing volatility of earnings.  We also continue to see evidence that our long-term growth strategy is producing results.

•
Developing our Asian opportunity to the fullest – We had record insurance sales in South East Asia.  Sales were tracking ahead of our expectations through our expanded distribution relationship with Bank Danamon in Indonesia.  We also further enhanced our distribution network with new agreements in Malaysia and Japan.

•
Growing our wealth and asset management businesses in the U.S., Canada and Asia – We saw strong sales in North American mutual fund and pension businesses and were awarded an additional Qualified Foreign Institutional Investor (QFII) quota from China.  We commenced Manulife Asset Management operations in Korea and John Hancock Mutual Funds was designated a Preferred Fund Family by Edward Jones. All of these efforts helped achieve record funds under management of $515 billion.

•
Continuing to build our balanced Canadian franchise – We recorded strong Group Retirement Solutions and Affinity sales, and saw solid sales in Individual Insurance products aligned with our lower new business risk strategy.  We expanded our mutual fund distribution with the acquisition of Wellington West Financial Services Inc. Manulife Bank set a record in net assets, and we launched Manulife Private Wealth in the quarter.

•
Continuing to grow higher ROE, lower risk U.S. businesses – We saw record third quarter sales in our 401(k) business, and solid sales in the life business with a more favourable mix.  We obtained six additional state approvals for Long-Term Care in-force re-pricing.  We launched a redesigned lower risk Long-Term Care product and a new full service group annuity offering in John Hancock Retirement Plan Services. We also recorded positive net flows in mutual funds.

We have shifted our goal of $4 billion in net income by 2015 by roughly a year, and we are now targeting $4 billion in core earnings in 2016 based on our macro-economic and other assumptions.  Our revised objective uses a core earnings target metric, which is consistent with measuring the underlying profitability of our business.  While the macro-economic environment continues to put pressure on our businesses, we are making progress against our strategic priorities and have increased our focus on improving the efficiency and effectiveness of our operations globally.

Despite the continuing headwinds we have been able to grow our sales, improve our product mix, and protect our margins.  Our growth in funds under management is a clear signal that customers around the world continue to see Manulife as strong and reliable and a destination for their investment needs.  I am confident that our strategies are the right ones, and they will continue to yield results for shareholders.

Donald A. Guloien
President and Chief Executive Officer

 Manulife Financial Corporation – Third Quarter 2012

SALES AND BUSINESS GROWTH

Asia Division

As expected, insurance sales have come down from the record highs of the first and second quarters, but we continue to successfully execute our strategy of building a diverse, multi-channel distribution system across the region. In the third quarter, we had a very successful start to our expanded relationship with Bank Danamon in Indonesia. We added bank distributors in Malaysia and Japan and delivered double digit growth in agents over the prior year.

Asia Division insurance sales1  of US$296 million for the third quarter of 2012 were consistent2 with sales in the third quarter of 2011.

•	Indonesia insurance sales of US$30 million set a new quarterly record. Sales were 38 per cent higher than the same period last year driven by continued strong growth in the bancassurance channel.

•
In Japan, insurance sales of US$148 million were slightly lower than the third quarter of 2011.  The 73 per cent increase in term product sales compared with the third quarter in 2011 were more than offset by lower cancer product sales as a result of a change in the tax treatment of this product earlier this year.

•
Hong Kong insurance sales of US$55 million were down seven per cent from the third quarter of 2011 as agent productivity declined, following strong sales results in the second quarter in advance of price increases.

•
Other Asia (Asia excluding Hong Kong, Japan and Indonesia) insurance sales of US$63 million were five per cent lower than the third quarter of 2011. Growth across most territories was more than offset by a decline in sales of our recently repriced U.S. dollar participating product in Taiwan.

Third quarter 2012 wealth sales of US$1.1 billion were 22 per cent higher than the third quarter of 2011.

•
Other Asia wealth sales were US$571 million, 61 per cent higher than the third quarter of 2011. The key driver was China where strong bond sales in Manulife TEDA delivered wealth sales of more than two and a half times the third quarter of 2011.

•	Indonesia wealth sales of US$174 million were nine per cent higher than the third quarter of 2011, driven by mutual fund sales.

•
Japan wealth sales of US$178 million were six per cent higher than the same quarter a year ago.  Foreign fixed annuity sales grew more than 150 per cent from the third quarter of 2011, despite lower interest rates, which offset the impact of two variable annuity product withdrawals during the quarter.

•
Hong Kong wealth sales of US$167 million were 22 per cent lower than the third quarter of 2011. Contributing to the decline were lower equity fund sales due to client preferences for bond funds and lower pension sales in advance of the November 2012 launch of the Employee Choice Arrangement as part of the Mandatory Provident Fund.

We continued to successfully expand distribution capacity in both agency and bank channels, key pillars of our Asian growth strategy.  Distribution highlights include:

•
Insurance sales through the bank channel grew 42 per cent over third quarter 2011 levels. In Indonesia, insurance sales through the bank channel were three times higher than the same period in 2011 with strong growth from several bank partners, including Bank Danamon.

•	Contracted agents at the end of September 2012 were more than 51,000, up 11 per cent from the end of September 2011.

Canada Division

We continue to build our diversified Canadian franchise. Over the past twelve months, the Manulife Mutual Funds business was the fastest growing franchise of the top ten fund management companies reporting to IFIC measured by growth in assets under management3. During the quarter, we launched Manulife Private Wealth to focus on providing personalized wealth management and banking solutions to high net worth customers. In the first half of the year, our Group businesses led the industry in sales4 and, during the third quarter, continued to produce solid results.  Individual Insurance continued to drive our desired shift in mix of business and year-to-date travel sales reached record levels.

According to the most recent industry information, both Group Retirement Solutions (GRS) and Group Benefits led the Canadian industry in sales4 in the first half of the year. GRS’ third quarter sales of $222 million were 17 per cent higher than the same period a year ago, reflecting strong cross selling results with over 50 per cent of sales resulting from relationships shared with Group Benefits. Group Benefits’ sales of $71 million declined 16 per cent from the third quarter of 2011, reflecting normal variability of sales in the group market.

Individual Insurance sales continued to align with our strategy to reduce new business risk, with a significantly lower proportion of sales with guaranteed long duration features compared to the same period a year ago. Third quarter sales of

1	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

2
Sales, premiums and deposits and funds under management growth (decline) rates are quoted on a constant currency basis. Constant currency is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

3	Based on reporting from the Investment Funds Institute of Canada (IFIC) as at September 30, 2012.

4  Based on quarterly LIMRA industry sales report as at June 30, 2012.

 Manulife Financial Corporation – Third Quarter 2012

recurring premium products of $66 million were modestly above third quarter 2011 levels, reflecting strong growth in non-guaranteed long duration products offset by lower guaranteed product sales. Third quarter single premium sales of $81 million were seven per cent above the third quarter 2011, driven by continued expansion in travel insurance.  Record year-to-date travel insurance sales increased 28 per cent compared to the first nine months of 2011.

Individual Wealth Management sales of $2.1 billion in the quarter were six per cent lower than the same period last year, dampened by the competitive and macro-economic environment.

•
As at September 30, 2012, Manulife Bank achieved record net assets of over $21 billion driven by strong client retention and record new lending volumes of $3.5 billion year-to-date.  New lending volumes for the quarter of $1.1 billion were down modestly from third quarter 2011 levels.

•
Manulife Mutual Funds (MMF) assets under management (AUM) were a record $19.6 billion as at September 30, 2012, up 16 per cent from September 30, 2011. Industry AUM8 increased by 10 per cent over the same period. MMF third quarter gross retail sales of $459 million increased by 20 per cent from the second quarter of 2012 and were nine per cent higher than the third quarter of 2011. The growth reflects the impact of increased penetration on third party recommended lists, success of a number of recently launched funds, and continued strong performance in balanced and fixed income fund categories.

•
Sales of segregated fund products of $461 million in the quarter were 13 per cent below the same period last year. Fixed rate product sales also continued at lower levels, reflecting the continued low interest rate environment.

U.S. Division

We are very pleased with our third quarter results, as strong sales in both Retirement Plan Services and Mutual Funds contributed to record funds under management5 in both businesses. We also continued to expand future growth opportunities extending our market reach with a new product offering in Retirement Plan Services and broadening distribution relationships in Mutual Funds where we recently attained Preferred Fund Family status in Edward Jones.  This status furthers our position as a world class provider of asset management services.

Wealth management sales (excluding Variable Annuities) were US$4.7 billion, an increase of 12 per cent from the same quarter in the prior year driven by increased sales in both John Hancock Retirement Plan Services (“JH RPS”) and John Hancock Mutual Funds (“JH Funds”).

•
JH RPS sales of US$1.5 billion were a record third quarter result and represented an increase of 29 per cent compared with the same quarter in the prior year as JH RPS capitalized on high plan turnover in the market. Together with strong equity markets this helped drive funds under management to a record US$71 billion as at September 30, 2012, a 20 per cent increase from September 30, 2011. In September 2012, JH RPS launched “TotalCare”, a full service group annuity to expand sales opportunities in the 401(k) market.

•
JH Funds achieved record funds under management as at September 30, 2012 of US$41 billion, a 26 per cent increase from September 30, 2011. Third quarter sales increased nine per cent to US$3.1 billion compared with the same quarter in the prior year.  A strong product line and success in adding our funds to strategic partner recommended lists, as well as a focused sales and marketing campaign, helped to drive these results.  JH Funds experienced positive net sales6 in the non-proprietary market segment, while the overall industry incurred net redemptions year-to-date through September 2012.   As of September 30, 2012, JH Funds offered 22 Four- or Five-Star Morningstar7 rated equity and fixed income mutual funds.

•
The John Hancock Lifestyle and Target Date portfolios offered through our mutual fund, 401(k), variable annuity and variable life products had assets under management of US$79.2 billion as of September 30, 2012, a 19 per cent increase over September 30, 2011. Lifestyle funds led JH Funds sales with US$413 million in the third quarter of 2012, an increase of five per cent over the same period in the prior year. Lifestyle and Target Date portfolios offered through our 401(k) products continued to be the most attractive offerings, with US$2.4 billion or 70 per cent of premiums and deposits8 in the third quarter of 2012, an increase of 14 per cent over the same quarter in the prior year.  As of September 30, 2012, John Hancock was the fourth largest manager of assets in the U.S. for Lifestyle and Target Date funds offered through retail mutual funds and variable insurance products9.

•
John Hancock Annuities (“JH Annuities”) sales declined as a result of management actions to reduce our risk exposure on fixed deferred and variable annuity businesses.  We recently announced our decision to stop writing new business related to these products.

Insurance sales in the U.S. for the third quarter declined 20 per cent compared with the same period in the prior year due to the non-recurrence of the 2011 Federal Long Term Care plan open enrollment. Excluding the Federal Long Term Care plan sales, insurance sales increased 11 per cent.  New products with favourable risk characteristics contributed positively to the results and the businesses continued to execute on strategies to reduce risk and raise margins.

•
John Hancock Life (“JH Life”) sales of US$142 million were up 14 per cent over third quarter 2011. Newly launched products continued to contribute to the sales success, with Protection UL sales of US$40 million and Indexed UL sales of US$10 million.

5	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

6
Source: Strategic Insight SIMFUND. Net sales (net new flows) is calculated using retail long-term open end mutual funds for managers in the non-proprietary channel. Figures exclude money market and 529 share classes.

7
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

8	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

9	Source: Strategic Insight. Includes Lifestyle and Lifecycle (Target Date) mutual fund assets and fund-of-funds variable insurance product assets (variable annuity and variable life).

 Manulife Financial Corporation – Third Quarter 2012

•
John Hancock Long Term Care (“JH LTC”) sales of US$13 million in the third quarter declined 81 per cent compared with the same period in 2011.  Excluding the Federal Long Term Care plan sales, JH LTC sales declined by 19 per cent, reflecting the impact of new business price increases implemented in 2011 and 2012. JH LTC is experiencing strong early success with a new product, launched in 36 states, that offers an innovative alternative to traditional inflation options.

Manulife Asset Management

Assets managed by Manulife Asset Management increased by $20.7 billion to $227.5 billion as at September 30, 2012 compared with September 30, 2011. At September 30, 2012, Manulife Asset Management had a total of 61 Four- and Five-Star Morningstar rated funds.  This represents an increase of seven funds from September 30, 2011.

 Manulife Financial Corporation – Third Quarter 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of November 8, 2012, unless otherwise noted. This MD&A should be read in conjunction with the MD&A and audited consolidated financial statements contained in our 2011 Annual Report.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2011 Annual Report and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.

Contents
A OVERVIEW	D RISK MANAGEMENT AND RISK FACTORS UPDATE
1. Introduction of core earnings	1. General macro-economic risk factors
2. Third quarter highlights	2. Regulatory capital, actuarial and accounting risks
B FINANCIAL HIGHLIGHTS	3. Additional risks – Entities within the MFC Group are interconnected which may make separation difficult
1. Third quarter earnings (loss) analysis	4. Variable annuity and segregated fund guarantees
2. Year-to-date earnings analysis	5. Publicly traded equity performance risk
3. U.S. GAAP results	6. Interest rate and spread risk
4. Sales, premiums and deposits
5. Funds under management	E ACCOUNTING MATTERS AND CONTROLS
6. Capital	1. Critical accounting and actuarial policies
2. Actuarial methods and assumptions
C PERFORMANCE BY DIVISION	3. Sensitivity of policy liabilities to updates to assumptions
1. Asia	4. Future accounting and reporting changes
2. Canada	5. Quarterly financial information
3. U.S.	6. Changes in internal control over financial reporting
4. Corporate and Other	7. Audit Committee

F OTHER
1. Quarterly dividend
2. Outstanding shares – selected information
3. Performance and non-GAAP measures
4. Caution regarding forward-looking statements

A	OVERVIEW

A1	Introduction of core earnings

The Company introduced a “core earnings” non-GAAP measure to help investors better understand the long-term earnings capacity and valuation of the business. Core earnings excludes the direct impact of equity markets and interest rates as well as a number of other items, outlined below, that are considered material and exceptional in nature. This metric is not insulated from macro-economic factors which can have a significant impact. Any future changes to the core earnings definition referred to below, will be disclosed.

Items excluded from core earnings are:

1.	The direct impact of equity markets and interest rates, consisting of:
•	Income (loss) on variable annuity guarantee liabilities not dynamically hedged.
•	Income (loss) on general fund equity investments supporting policy liabilities and on fee income.
•	Gains (losses) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of policy liabilities.
•	Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities, including the impact on the fixed income ultimate reinvestment rate (“URR”).
•	Gains (losses) on sale of available-for-sale (“AFS”) bonds and open derivatives not in hedging relationships in the Corporate and Other segment.

2.
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets.  Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including:  provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

 Manulife Financial Corporation – Third Quarter 2012

3.
Net investment related gains in excess of $200 million per annum or net losses on a year-to-date basis.  Investment gains (losses) relate to fixed income trading, non-fixed income returns, credit experience and asset mix changes.  These gain and losses are a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities.  The maximum of $200 million per annum to be reported in core earnings compares with an average of over $80 million per quarter of investment gains reported since first quarter 2007.

4.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed investments in new segregated or mutual funds.

5.	Changes in actuarial methods and assumptions.

6.	The impact on the measurement of policy liabilities of changes in product features or new reinsurance transactions, if material.

7.	Goodwill impairment charges.

8.	Gains or losses on disposition of a business.

9.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.

10.	Tax on the above items.

11.	Impact of enacted or substantially enacted income tax rate changes.

Items that are included in core earnings include:

1.
Expected earnings on in-force, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.

3.	New business strain.

4.	Policyholder experience gains or losses.

5.	Acquisition and operating expenses compared to expense assumptions used in the measurement of policy liabilities.

6.	Up to $200 million of investment gains reported in a single year.

7.	Earnings on surplus other than mark-to-market items. Gains on AFS equities and seed money investments are included in core earnings.

8.	Routine or non-material legal settlements.

9.	All other items not specifically excluded.

10.	Tax on the above items.

11.	All tax related items except the impact of enacted or substantially enacted income tax rate changes.

A2	Third quarter highlights

In the third quarter of 2012, we reported a net loss attributed to shareholders of $227 million and core earnings10 of $556 million.

Core earnings were $27 million lower than the second quarter of 2012 and $68 million lower than the third quarter 2011. The decline from the third quarter 2011 was due to increased macro hedge costs (impacted by additional hedge positions and lower interest rates), increased business development expenses, increased expenses related to the Company’s own pension plans and lower tax provision releases related to closed tax positions.  Business growth in Asia and the favourable impact on new business strain related to product repositioning in the U.S. and Canada were partially offset by costs related to expansion in Asia and lower favourable claims experience in Canada.

Excluded from core earnings in the third quarter 2012 were net charges of $783 million. These charges included $1,006 million related to updates to actuarial methods and assumptions and $200 million impairment of goodwill.  These items were partially offset by the favourable impact of investing activities, which exceeded the $50 million of investment gains included in core earnings by $363 million.

The Minimum Continuing Capital and Surplus Requirements (“MCCSR”) capital ratio for The Manufacturers Life Insurance Company (“MLI”) closed the quarter at 204 per cent compared to 213 per cent at the end of the second quarter.  The nine point reduction in MLI’s MCCSR ratio during the quarter was due to the combination of the increase in required capital for asset and segregated fund guarantee risks and the decrease in available capital related to dividends paid.  The goodwill impairment charge did not impact the ratio.

Insurance sales11 in the third quarter of 2012 were $596 million, a decline of eight per cent from the third quarter of 2011 primarily as a result of the non-recurrence of an event in the U.S. in 2011.  In Asia, the record sales in South East Asia12 were offset by expected lower sales in Japan following recent tax ruling changes to the cancer product.  In Canada, we reported lower but more profitable sales in Individual Insurance, and lower large case sales in Group Benefits.  In the U.S., sales declined due to the 2011 open enrollment period for the Federal Long Term Care plan, partially offset by an increase in JH Life sales.

10	Core earnings is a non-GAAP measure. For a discussion of our use of non-GAAP measures, see “Performance and non-GAAP Measures” below.

11	Insurance sales is a non-GAAP measure. For a discussion of our use of non-GAAP measures, see “Performance and non-GAAP Measures” below.

12	South East Asia refers to Indonesia, Philippines, Singapore, Malaysia, Thailand, Vietnam and Cambodia.

 Manulife Financial Corporation – Third Quarter 2012

Wealth sales13 exceeded $8 billion for third quarter 2012, an increase of four per cent from the third quarter of 2011.  In our asset management businesses, sales of mutual funds in both Canada and the U.S. increased by nine per cent compared with third quarter 2011, and sales in the group retirement businesses increased 29 per cent in the U.S. and 17 per cent in Canada.  In Asia, Manulife TEDA reported bond fund sales of more than two and half times those in the prior year third quarter.  These increases were partially offset by lower sales of variable annuity products across all divisions.  Japan announced the withdrawal of two variable annuity products and the U.S. announced its decision to stop writing new business related to both fixed deferred and variable annuity business.

B	FINANCIAL HIGHLIGHTS

C$ millions unless otherwise stated,	Quarterly Results			YTD Results
unaudited	3Q 2012	2Q 2012	3Q 2011	2012	2011
Net income (loss) attributed to shareholders	$(227)	$(300)	$(1,277)	$679	$198
Common shareholders’ net income (loss)	$(258)	$(328)	$(1,299)	$596	$134
Core earnings(1)	$556	$583	$624	$1,650	$1,796
Earnings (loss) per common share (C$)	$(0.14)	$(0.18)	$(0.73)	$0.33	$0.08
Diluted core earnings per common share, excluding convertible instruments (C$)(1)	$0.29	$0.31	$0.34	$0.87	$0.97
Return on common shareholders’ equity(1) (annualized)	(4.6)%	(5.8)%	(22.4)%	3.5%	0.8%
U.S. GAAP net income attributed to shareholders (1)	$481	$2,203	$2,270	$2,320	$3,335
Sales(1) Insurance products	$596	$1,001	$645	$2,419	$1,865
Wealth products	$8,229	$8,548	$7,839	$25,500	$26,157
Premiums and deposits(1) Insurance products	$5,597	$6,308	$5,504	$17,592	$16,529
Wealth products	$11,149	$11,179	$10,041	$33,781	$33,615
Funds under management(1) (C$ billions)	$515	$514	$492	$515	$492
Capital(1) (C$ billions)	$28.5	$29.7	$28.9	$28.5	$28.9
MLI’s MCCSR ratio	204%	213%	219%	204%	219%

(1)	This item is a non-GAAP measure. For a discussion of our use of non-GAAP measures, see “Performance and Non-GAAP Measures” below.

B1	Third quarter earnings (loss) analysis

The table below reconciles the third quarter 2012 core earnings of $556 million to the reported net loss attributed to shareholders of $227 million.  Excluded from core earnings in the third quarter 2012 were net charges of $783 million. These charges included $1,006 million related to updates to actuarial methods and assumptions and $200 million impairment of goodwill.  These items were partially offset by the favourable impact of investing activities as returns exceeded the $50 million of investment gains included in core earnings by $363 million.

The $1,006 million net charge related to the update to the actuarial methods and assumptions is broadly grouped into three categories:  (i) updates to actuarial standards of practice, (ii) updates largely related to the current macro-economic climate, and (iii) all other results of the annual review of assumptions.  The current macro-economic climate, including current low interest rates and the current level of equity markets, has made minimum interest rate guarantees and equity fund performance guarantees more valuable and has therefore increased the propensity of policyholders to retain their policies and alter withdrawal patterns of their guaranteed withdrawal benefits.

•
The charge related to updates to actuarial standards was $244 million and related to updates to Actuarial Standards of Practice for the calibration of equity returns used in stochastic models to value segregated fund guarantee liabilities.

•
Charges related largely to the impact of the current macro-economic climate were $1,120 million.  Charges resulted from strengthening withdrawal and lapse assumptions for U.S. Variable Annuity Guaranteed Minimum Withdrawal Benefit policies, and updates to lapse assumptions for certain life insurance products in the U.S. Charges also resulted from updates to bond parameters for segregated fund guarantees and from updates to interest rates for certain participating insurance businesses.

•
Other changes to actuarial methods and assumptions netted to a gain of $358 million.  Favourable impacts to earnings resulted from updates to mortality and morbidity assumptions, net updates to expense assumptions, refinements to modeling of corporate spreads, refinements to the margins on our dynamically hedged variable annuity business and from a number of refinements in the modeling of policy cash flows.  Partially offsetting these favourable impacts were updated lapse assumptions in Japan and Canada, and the net impact of refinements to the modeling of cash flows and updated assumed return assumptions for alternative assets.

As we disclosed in the second quarter of 2012, we intend to update our ultimate reinvestment rate (“URR”) assumptions on a quarterly basis commencing in 2013.

13	Wealth sales is a non-GAAP measure. For a discussion of our use of non-GAAP measures, see “Performance and non-GAAP Measures” below.

 Manulife Financial Corporation – Third Quarter 2012

The $200 million charge related to goodwill was associated with the Individual Insurance business in Canada and was driven by the low interest rate environment.

The $363 million gain related to investment activity included market gains on non-fixed income investments in the third quarter in excess of returns assumed in the measurement of policy liabilities, the positive impact on the measurement of policy liabilities of originating more favourable investments than assumed in measurement models, and the positive impact on the measurement of policy liabilities of fixed income trading activities to lengthen the portfolio.

	Quarterly results
C$ millions, unaudited	3Q 2012	2Q 2012	3Q 2011
Core earnings(1)
Asia Division	$230	$286	$220
Canada Division	229	201	259
U.S. Division	288	247	260
Corporate & Other (excluding expected cost of macro hedges)	(117)	(83)	(58)
Expected cost of macro hedges(2)	(124)	(118)	(107)
Core investment gains	50	50	50
Total core earnings	$556	$583	$624
Items excluded from core earnings other than the direct impact of equity markets and interest rates:
Income (charges) on variable annuity guarantee liabilities that are dynamically hedged(3),(4)	122	(269)	(900)
Investment gains related to fixed income trading, market value increases in excess of expected alternative assets investment returns, asset mix changes and credit experience	363	51	236
Impact of major reinsurance transactions, in-force product changes and dispositions(5)	26	62	303
Change in actuarial methods and assumptions, excluding ultimate reinvestment rate (“URR”)	(1,006)	-	(651)
Goodwill impairment charge	(200)	-	-
Total items excluded from core earnings other than the direct impact of equity markets and interest rates	$(695)	$(156)	$(1,012)
Net income (loss) excluding the direct impact of equity markets and interest rates(1)	$(139)	$427	$(388)
Direct impact of equity markets and interest rates(6):
Income (charges) on variable annuity liabilities that are not dynamically hedged(3)	298	(758)	(1,211)
Gains (charges) on general fund equity investments supporting policy liabilities and on fee income	55	(116)	(227)
Gains (losses) on macro equity hedges relative to expected costs(2),(3)	(86)	423	882
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities(7)	(330)	305	(567)
Gains (charges) on sale of available-for-sale (AFS) bonds and derivative positions in the Corporate segment	(25)	96	301
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	-	(677)	(67)
Direct impact of equity markets and interest rates	$(88)	$(727)	$(889)
Net loss attributed to shareholders	$(227)	$(300)	$(1,277)

(1)	Core earnings and net income (loss) excluding the direct impact of equity markets and interest rates are non-GAAP measures. See “Performance and Non-GAAP Measures” below.

(2)
The third quarter 2012 net loss from macro equity hedges was $210 million and consisted of a $124 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a charge of $86 million because actual markets outperformed our valuation assumptions.

(3)
Losses from macro hedge experience and the dynamic hedges in the third quarter of 2012 were $379 million and offset 49 per cent of the gross equity exposures.  As noted below we reported a gain on variable guarantee liabilities that are dynamically hedged.

(4)
Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The gain in the third quarter mostly related to equity fund results that outperformed indices as well as gains from bond funds due to tightening of corporate spreads.  See the Risk Management section of our 2011 Annual MD&A.

(5)
The $26 million net gain for major reinsurance transactions in the third quarter includes a gain related to recapture of an existing assumed reinsurance contract in JH Life and a gain related to a transaction to coinsure 23 per cent of our U.S. fixed deferred annuity business.

(6)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions.  Also included are gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on the sale of AFS bonds as management may have the ability to partially offset the direct impacts of changes in interest rates reported in the liability segments.

 Manulife Financial Corporation – Third Quarter 2012

(7)
The decline in credit spreads in the quarter was the major driver of the impact of changes in fixed income investment rates. Our hedging activity reduced exposure to changes in risk free rates, but still left us exposed to the effect of changes in credit spreads. While we hedge our exposure to risk free rates, our sensitivity is not uniform across all points on the yield curve. During the quarter, losses resulted from twisting of the risk free curve, and these were largely offset by the reduction in swap spreads.

B2	Year-to-date earnings analysis

The table below reconciles the year-to-date core earnings of $1,650 million to the reported net income attributed to shareholders of $679 million.  The decline in core earnings compared with the prior year was due to increased pension expense on the Company’s pension plans, unfavourable claims experience in the U.S., higher business development expenses, higher macro hedge expected costs, and lower gains from tax related items.  These items were partially offset by the favourable impact of business growth and product changes as well as the non-recurrence of the 2011 property and casualty charge related to the earthquake in Japan.

C$ millions, unaudited
For the nine months ended September 30,	2012	2011
Core earnings	$1,650	$1,796
Items excluded from core earnings other than the direct impact of equity markets and interest rates:
Income (charges) on variable annuity guarantee liabilities that are dynamically hedged	76	(960)
Investment gains related to fixed income trading, market value increases in excess of expected alternative assets investment returns, asset mix changes and credit experience	619	1,029
Impact of major reinsurance transactions, in-force product changes and dispositions	268	303
Change in actuarial methods and assumptions, excluding ultimate reinvestment rate (“URR”)	(994)	(753)
Goodwill impairment charge	(200)	-
Total items excluded from core earnings other than the direct impact of equity markets and interest rates	$(231)	$(381)
Net income excluding the direct impact of equity markets and interest rates	$1,419	$1,415
Direct impact of equity markets and interest rates	(740)	(1,217)
Net income attributed to shareholders	$679	$198

B3	U.S. GAAP results

Net income attributed to shareholders in accordance with U.S. GAAP14 for the third quarter of 2012 was $481 million, compared with a net loss of $227 million under IFRS.  As we are no longer reconciling our financial results under U.S. GAAP in our consolidated financial statements, net income in accordance with U.S. GAAP is considered a non-GAAP financial measure. A reconciliation of the major differences in net income (loss) attributed to shareholders in accordance with IFRS to net income in accordance with U.S. GAAP for the third quarter follows.  The differences are expanded upon below.

C$ millions, unaudited	Quarterly results
For the quarter ended September 30,	2012	2011(1)
Net loss attributed to shareholders in accordance with IFRS	$(227)	$(1,277)
Key earnings differences:
For variable annuity guarantee liabilities	$(323)	$2,520
Related to the impact of mark-to-market accounting and investing activities on investment income and policy liabilities	235	900
New business differences including acquisition costs	(151)	19
Charges due to lower fixed income ultimate reinvestment rates assumptions used in the valuation of policy liabilities under IFRS	-	67
Changes in actuarial methods and assumptions, excluding URR	431	307
Goodwill impairment charge	200	-
Changes related to major reinsurance transactions	55	(308)
Other differences	261	42
Total earnings differences	$708	$3,547
Net income attributed to shareholders in accordance with U.S. GAAP	$481	$2,270

1)
Restated as a result of adopting Accounting Standards Update No. 2010-26, “Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts” (“ASU 2010-26”) effective January 1, 2012 but requiring application to 2011.  The impact for third quarter 2011 was a net increase in earnings of $70 million, all of which is included in “New business differences including acquisition costs”.

14	Net income in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

 Manulife Financial Corporation – Third Quarter 2012

Accounting for variable annuity guarantee liabilities

IFRS follows a predominantly “mark-to-market” accounting approach to measure variable annuity guarantee liabilities whereas U.S. GAAP only uses “mark-to-market” accounting for certain benefit guarantees, and reflects the Company’s own credit standing in the measurement of the liability.  In the third quarter of 2012, we reported a net gain of $97 million (2011 – $409 million gain) in our total variable annuity businesses under U.S. GAAP as the decrease in the variable annuity guarantee liabilities was only partially offset by the dynamic hedge asset losses recorded in the quarter.

Investment income and policy liabilities

Under IFRS, accumulated unrealized gains and losses arising from fixed income investments and interest rate derivatives supporting policy liabilities are largely offset in the valuation of the policy liabilities. The third quarter 2012 IFRS impacts on insurance liabilities of fixed income reinvestment assumptions, general fund equity investments, activities to reduce interest rate exposures and certain market and trading activities totaled a net $138 million gain (2011 – loss of $487 million) compared with U.S. GAAP net realized gains and other investment income of $373 million (2011 – gain of $413 million).

Differences in the treatment of acquisition costs and other new business items

Acquisition costs that are related to and vary with the production of new business are explicitly deferred and amortized under U.S. GAAP but are recognized as an implicit reduction in insurance liabilities along with other new business gains and losses under IFRS.

Changes in actuarial methods and assumptions

The net charge recognized under IFRS from the annual review of actuarial methods and assumptions of $1,006 million (2011 – charge of $651 million) compared to a net charge of $575 million (2011 – charge of $344 million) on a U.S. GAAP basis.  The charges on a U.S. GAAP basis related primarily to changes in assumptions driven by the macro-economic environment.

Goodwill impairment

In the third quarter of 2012, we recorded a $200 million IFRS goodwill impairment charge related to our Canadian Individual Life Insurance business.  While we cannot currently reasonably estimate the impact, if any, that the conditions leading to impairment under IFRS have on our U.S. GAAP results, goodwill impairment testing on a U.S. GAAP basis will be completed in the fourth quarter of 2012.

Impact of major reinsurance transactions

In the third quarter of 2012 we completed a coinsurance transaction related to the John Hancock New York block of fixed deferred annuity business.  This net gain was higher on a U.S. GAAP basis.

Total equity in accordance with U.S. GAAP15 as at September 30, 2012 was approximately $17 billion higher than under IFRS.  Of this difference, approximately $11 billion was attributable to the higher cumulative net income on a U.S. GAAP basis. The remaining difference was primarily attributable to the treatment of unrealized gains on fixed income investments and derivatives in a cash flow hedging relationship which are reported in equity under U.S. GAAP, but where the fixed income investments and interest rate derivatives are supporting policy liabilities, these accumulated unrealized gains are largely offset in the valuation of the policy liabilities under IFRS. The majority of the difference in equity between the two accounting bases as at September 30, 2012 arose from our U.S. businesses.

A reconciliation of the major differences in total equity is as follows:

As at September 30, C$ millions, unaudited	2012	2011
Total equity in accordance with IFRS	$24,961	$25,343
Differences in shareholders’ retained earnings and participating policyholders’ equity	10,633	8,462
Differences in Accumulated Other Comprehensive Income attributable to:
Available-for-sale securities and other	5,570	4,362
Cash flow hedges	2,566	2,432
Translation of net foreign operations	(1,631)	(955)
Differences in share capital, contributed surplus and non-controlling interest in subsidiaries	55	121
Total equity in accordance with U.S. GAAP	$42,154	$39,765

B4	Total Company sales and total Company premiums and deposits16

Insurance sales in the third quarter of 2012 were $596 million, a decline of eight per cent from the third quarter of 2011 primarily as a result of the non-recurrence of a U.S. event in the prior year. Manulife delivered record insurance sales in South East Asia driven by record sales in Indonesia, as well as solid sales in Affinity products in Canada and John Hancock Life in the U.S.:

•
Third quarter Asia insurance sales were in line with the same period a year ago. Record insurance sales in Indonesia were 38 per cent higher than the third quarter of 2011, led by strong bancassurance sales which were offset by expected lower sales in Japan due to tax changes in the second quarter of 2012.

15	Total equity in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

16	Growth (declines) in sales and premiums and deposits is stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

 Manulife Financial Corporation – Third Quarter 2012

•
In Canada, third quarter insurance sales declined seven per cent from the third quarter of 2011. This was largely due to the decline in Group Benefits sales reflecting normal business variability and an expected decline in Individual Insurance sales of guaranteed long duration products, consistent with our lower risk product strategy. Third quarter Individual Insurance sales were aligned with our strategy to reduce new business risk, with a significantly lower proportion of sales with guaranteed long duration features compared to one year ago.

•
In the U.S., third quarter insurance sales decreased 20 per cent from the same period of 2011 largely due to an expected decline in Long-Term Care sales as a result of the non-recurrence of the 2011 Federal Long Term Care plan open enrollment period. John Hancock Life insurance sales increased by 14 per cent, reflecting the success of newly launched products with a more favourable business mix.

Wealth sales exceeded $8 billion for third quarter 2012, an increase of four per cent from the third quarter of 2011:

•
In Asia, third quarter wealth sales increased 22 per cent over the same period of 2011 due to the continued success of fixed annuity product sales in Japan and increased bond fund sales from Manulife TEDA in China.

•
In Canada, third quarter wealth sales declined four per cent from the third quarter of 2011. Strong sales in mutual funds and Group Retirement Solutions were more than offset by lower segregated fund and fixed product sales. Manulife Bank reported record net assets reflecting good client retention and origination.

•
In the U.S., third quarter wealth sales increased five per cent from the third quarter of 2011 despite a 59 per cent decrease in annuity sales over the same period. Excluding annuity sales, third quarter wealth sales increased 15 per cent over the third quarter of the prior year. The increase in wealth sales reflects record third quarter sales in the 401(k) business and a nine per cent increase in mutual fund sales over the third quarter of 2011.

Premiums and deposits measures

Total Company third quarter insurance premiums and deposits of $5.6 billion were in line with the third quarter of 2011. Growth was driven by sales in Asia and the Affinity business in Canada, offset by a reinsurance recapture in the U.S.

Total Company premiums and deposits for wealth businesses exceeded $11 billion for the third quarter of 2012, ten per cent higher compared with the same quarter in 2011. Growth was strong throughout most of Asia and also in the North American mutual fund and retirement businesses.

B5      Funds under management17

Total funds under management as at September 30, 2012 were a record $515 billion, an increase of $23 billion or nine per cent on a constant currency basis18 over September 30, 2011.  The increase was driven by $50 billion of investment returns and $8 billion of net positive policyholder cash flows. These increases were partially offset by $20 billion due to the stronger Canadian dollar; $7 billion related to the reinsurance of U.S. fixed deferred annuity business and $8 billion of expenses, commissions, taxes and other items.

B6	Capital19

MFC’s total capital as at September 30, 2012 was $28.5 billion, a decrease of $1.2 billion from June 30, 2012 and a decrease of $0.4 billion from September 30, 2011.  The decrease from September 30, 2011 was driven by $1.1 billion from the stronger Canadian dollar and cash dividends of $0.7 billion partially offset by net capital raised of $0.8 billion and net earnings of $0.6 billion over the period.

As at September 30, 2012 MLI reported an MCCSR ratio of 204 per cent, a net decline of nine points compared with 213 per cent at June 30, 2012.  The reduction in MLI’s MCCSR ratio was largely due to the net loss in the quarter and the increase in required capital for asset and segregated fund guarantee risks. The goodwill impairment charge did not impact the ratio.

C	PERFORMANCE BY DIVISION

C1	Asia Division

($ millions unless otherwise stated)	Quarterly results			YTD results
Canadian dollars	3Q 2012	2Q 2012	3Q 2011	3Q 2012	3Q 2011
Net income (loss) attributed to shareholders	$ 491	$ (315)	$ (712)	$ 1,287	$ (333)
Core earnings	230	286	220	783	725
Premiums and deposits	2,944	3,248	2,548	9,058	7,678
Funds under management (billions)	76.2	74.5	70.7	76.2	70.7
U.S. dollars
Net income (loss) attributed to shareholders	$ 492	$ (312)	$ (726)	$ 1,290	$ (341)
Core earnings	231	283	224	781	741
Premiums and deposits	2,958	3,216	2,597	9,036	7,855
Funds under management (billions)	77.5	73.1	68.1	77.5	68.1

17	Funds under management is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

18	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

19	Capital is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

 Manulife Financial Corporation – Third Quarter 2012

Asia Division recorded net income attributed to shareholders of US$492 million for the third quarter of 2012 compared to a net loss of US$726 million for the third quarter of 2011. The significant increase was primarily related to the direct impact of equity markets and interest rates on variable annuity guarantee liabilities.  Core earnings of US$231 million increased by US$7 million compared to the third quarter of 2011 as gains due to business growth were partially offset by expenses related to expansion initiatives.

Year-to-date net income attributed to shareholders was US$1,290 million compared with a net loss of US$341 million for the same period of 2011.

Premiums and deposits20 for the third quarter of 2012 were US$3.0 billion, up 15 per cent from the third quarter of 2011.  Premiums and deposits for insurance products of US$1.6 billion were 13 per cent higher driven by in-force business growth from all territories, most notably in Japan. Wealth management premiums and deposits of US$1.4 billion were 19 per cent higher driven by increased sales of Manulife TEDA bond funds and fixed annuities in Japan.

Funds under management as at September 30, 2012 were US$77.5 billion, an increase of 14 per cent from US$68.1 billion at September 30, 2011 on a constant currency basis. Growth was driven by net policyholder cash inflows of US$5.3 billion across the territories and by favourable investment returns.

C2	Canada Division(1)

($ millions unless otherwise stated)	Quarterly results			YTD results
Canadian dollars	3Q 2012	2Q 2012	3Q 2011	3Q 2012	3Q 2011
Net income (loss) attributed to shareholders	$ 378	$ 223	$ (92)	$ 918	$ 681
Core earnings	229	201	259	602	707
Premiums and deposits	4,160	4,565	4,057	13,451	13,423
Funds under management (billions)	131.1	127.5	118.5	131.1	118.5

(1)	The Company moved the reporting of its International Group Program business unit from U.S. Division to Canada Division in 2012. Prior period results have been restated to reflect this change.

Canada Division’s net income attributed to shareholders was $378 million for the third quarter of 2012 compared to a net loss of $92 million for the third quarter of 2011.  The increase was driven by gains in the quarter and losses in the third quarter of 2011 related to the direct impact of equity markets and interest rates and other investment related items. Core earnings for the third quarter of 2012 were $229 million, $30 million lower than the third quarter of the prior year primarily due to less favourable claims experience.

Year-to-date net income attributed to shareholders was $918 million compared with $681 million for the same period of 2011.

Premiums and deposits in the third quarter of 2012 were $4.2 billion, up three per cent from third quarter 2011 levels.  Strong growth in our group retirement business driven by sales and deposits from a growing block of in-force participants and increased mutual fund deposits were partially offset by lower sales of segregated fund and fixed wealth products.

Funds under management grew by 11 per cent or $12.6 billion to a record $131.1 billion as at September 30, 2012 compared with September 30, 2011.  The increase reflects both business growth across the division and the increase in asset market values resulting from declining interest rates and equity market appreciation during the last 12 months.

C3	U.S. Division(1),(2)

($ millions unless otherwise stated)	Quarterly results			YTD results
Canadian dollars	3Q 2012	2Q 2012	3Q 2011	3Q 2012	3Q 2011
Net income (loss) attributed to shareholders	$436	$177	$(1,028)	$1,187	$116
Core earnings	288	247	260	792	816
Premiums and deposits	8,510	8,684	8,231	26,282	26,201
Funds under management (billions)(3)	287.2	289.8	275.2	287.2	275.2

U.S. dollars
Net income (loss) attributed to shareholders	$439	$174	$(1,048)	$1,187	$121
Core earnings	289	245	265	791	834
Premiums and deposits	8,552	8,594	8,392	26,224	26,782
Funds under management (billions)(3)	292.0	284.4	264.9	292.0	264.9

(1)	The Company moved the reporting of its International Group Program business unit to Canada Division in 2012. Prior period results have been restated to reflect this change.
(2)	The Company moved its Privately Managed Accounts unit to Corporate and Other in 2012. Prior period results have been restated to reflect this change.
(3)	Reflects the impact of annuity reinsurance transactions in Q3 and Q2 2012.

20	All premium and deposit growth (declines) are stated on a constant currency basis.

 Manulife Financial Corporation – Third Quarter 2012

U.S. Division reported net income attributed to shareholders of US$439 million for the third quarter of 2012 compared to a net loss of US$1,048 million for the third quarter of 2011.  The increase was driven by the direct impact of equity markets and interest rates, other investment related items and gains in third quarter 2012 related to a new deferred annuity coinsurance agreement in JH Annuities and the termination of reinsurance assumed contracts in JH Life.

Core earnings for the third quarter of 2012 were US$289 million, an increase of US$24 million compared to the third quarter of 2011.  Contributing to the increase were lower new business strain as a result of repositioning activities partially offset by unfavourable policyholder experience, the one-time reserve impact of the expected wind up of a historical reinsurance ceded agreement and the ongoing impact of the fixed deferred annuity coinsurance transactions.

Year-to-date net income attributed to shareholders was US$1,187 million compared with US$121 million for the same period of 2011.

In 2010, JH LTC filed with 50 state regulators for premium rate increases averaging approximately 40 per cent on the majority of our in-force retail and group business. To date, approvals of in-force price increases on retail business have been received from 41 states.

Premiums and deposits for the third quarter of 2012 were US$8.6 billion, an increase of two per cent from the third quarter of 2011. The increase was primarily driven by higher sales of 401(k) plans and mutual funds, partially offset by lower sales of annuities and higher ceded premiums related to the reinsurance transaction in JH Life.

Funds under management as at September 30, 2012 were US$292.0 billion, up 10 per cent from September 30, 2011 on a constant currency basis. The increase was due to positive investment returns, the impact of lower interest rates on market value of funds under management and net sales in Wealth Asset Management, partially offset by surrender and benefit payments in JH Annuities and the transfer of assets related to reinsurance transactions.

C4	Corporate and Other(1)
($ millions unless otherwise stated)	Quarterly results			YTD results
Canadian dollars	3Q 2012	2Q 2012	3Q 2011	3Q 2012	3Q 2011
Net income (loss) attributed to shareholders	$(1,532)	$(385)	$555	$(2,713)	$(266)
Core earnings (losses)	(241)	(201)	(165)	(677)	(602)
Premiums and deposits	1,132	990	710	2,581	2,842
Funds under management (billions)	20.1	22.0	27.3	20.1	27.3

(1)
As a result of the sale of the Life Retrocession business effective July 1, 2011, the Company moved its P&C Reinsurance business and run-off variable annuity reinsurance business to Corporate and Other. In addition, Corporate and Other has been restated to include the Privately Managed Accounts business and Life Retrocession business for periods prior to the sale.

Corporate and Other is composed of:
Investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs,
Investment Division’s external asset management business,
Property and Casualty (“P&C”) reinsurance business,
Run-off reinsurance operations including variable annuities and accident and health.

For segment reporting purposes the impact of updates to actuarial assumptions, settlement costs for macro equity hedges and other non-operating items are included in this segment’s earnings.  In addition, prior quarter amounts have been restated to include the Life Retrocession business that was sold effective July 1, 2011.

Corporate and Other reported a net loss attributed to shareholders of $1,532 million for the third quarter of 2012 compared to net income of $555 million for the third quarter of 2011. The core losses in the third quarter of $241 million increased by $76 million compared to the third quarter of 2011.

The increase in core losses were due to: increased amortization of investment losses on the Company’s pension plans, lower investment income due to lower interest rates and lower average assets, higher business development expenses, and higher macro hedge expected costs due to additional hedges and the impact of lower interest rates.  These items were partially offset by the non-recurrence of a New Zealand earthquake provision reported in the third quarter of 2011.

Excluded from core losses in the third quarter 2012 were charges of $1,291 million.  These charges included $1,006 million related to updates to actuarial assumptions, $200 million related to goodwill impairment and $86 million related to experience on the macro hedges in excess of the expected cost.  In addition, other mark-to-market gains of $26 million were offset by $25 million of realized losses on AFS bonds and derivative positions reported in the direct impact of interest rates.

Gains of $720 million were excluded from core losses in the third quarter 2011.  These gains included $1,076 million related to the direct impact of equity markets and interest rates and a gain of $303 million on the sale of our Life Retrocession business, partially offset by updates to actuarial methods and assumptions of $651 million.

The year-to-date net loss attributed to shareholders was $2,713 million compared with a net loss of $266 million for the same period of 2011.

Premiums and deposits for the third quarter of 2012 were $1.1 billion, up 59 per cent from September 30, 2011 on a constant currency basis. This increase reflects the impact of new institutional asset management mandates.

Funds under management as at September 30, 2012 of $20.1 billion declined $7.2 billion from the third quarter 2011.  The decline primarily reflects an increase in assets supporting surplus allocated to the operating divisions and the impact of the stronger Canadian dollar. Included in funds under management are assets managed by Manulife Asset Management on behalf of institutional clients of $23.7 billion (September 30, 2011 – $24.1 billion).

 Manulife Financial Corporation – Third Quarter 2012

D	RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2011 Annual Report.

D1	General macro-economic risk factors

In our 2011 Annual Report we outlined potential impacts of macro-economic factors including the impact of a low interest environment.

As previously outlined, due to the unfavourable economic conditions we increasingly viewed our objective of $4 billion in net income in 2015 as a stretch target. While the macro-economic environment continues to put pressure on our businesses, we are making progress against our strategic priorities and have increased our focus on improving the efficiency and effectiveness of our operations globally. We have shifted our goal of $4 billion in net income by 2015 by roughly a year, and we are now targeting $4 billion in core earnings in 2016 based on our macro-economic and other assumptions.  Our revised objective uses a core earnings target metric, which is consistent with measuring the underlying profitability of our business.

D2      Regulatory capital, actuarial and accounting risks

As outlined in our 2011 Annual Report, as a result of the recent financial crisis, financial authorities and regulators in many countries are reviewing their capital, actuarial and accounting requirements, and the changes may have a material adverse effect on the Company’s consolidated financial statements and regulatory capital, both at transition and subsequently.  We may be required to raise additional capital, which could be dilutive to existing shareholders, or to limit the new business we write.  Subsequent updates to regulatory and professional standards are outlined below.

•
The amendments to IAS 19 “Employee Benefits” (“IAS 19R”), effective January 1, 2013 are expected to result in a material reduction in accumulated other comprehensive income (“AOCI”), a component of equity, upon adoption. As at December 31, 2011, the consolidated pre-tax unrecognized net actuarial losses for the Company’s pension and post-employment benefits were $1,011 million and $58 million, respectively (post tax total of $722 million).  The  impact on adoption of IAS 19R for MCCSR purposes is expected to be amortized over eight quarters and will be dependent upon equity markets and interest rates at December 31, 2012. Subsequent changes in pension related net actuarial gains and losses are also expected to impact our MCCSR ratio.

•
Changes to U.S. statutory accounting practices concerning actuarial reserving standards for certain universal life ("UL") products pursuant to Actuarial Guideline 38 ("AG38") have now been promulgated by the National Association of Insurance Commissioners ("NAIC").  The new requirements for in-force business will affect policies issued since July 1, 2005 and in-force on December 31, 2012.  We expect that any additional reserve and capital amounts will be manageable within the U.S. operating companies, with no injection of capital.

•
As outlined in our 2011 Annual Report, where alternative (non-fixed income) assets, such as commercial real estate, private equity, infrastructure, timber, agricultural real estate and oil and gas, are used to support policy liabilities, the policy valuation incorporates assumptions with respect to projected investment returns and the proportion of future policy cash flows that are invested in these assets.  Future changes in accounting and/or actuarial standards that limit alternative asset return assumptions or the amount of future cash flows that can be assumed to be invested in these assets could increase policy liabilities and have a material impact on the emergence of earnings.  The impact at the time of adoption of any future changes in accounting and/or actuarial standards would depend upon the level of rates at the time and if applicable, the reference rate that is adopted.

•
In 2010 the International Accounting Standards Board (“IASB”) issued its Insurance Contracts (Phase II) Exposure Draft and the U.S. Financial Accounting Standards Board (“FASB”) issued its Insurance Contract Discussion paper.  The IASB recently announced that it expects to issue a limited re-exposure draft in 2013 and the FASB announced it expects to issue an Exposure Draft in 2013.  The final standards are not expected to be effective until 2018.

As previously outlined, the insurance industry in Canada is working with OSFI and the federal government with respect to the potential impact of these proposals on Canadian insurance companies, and the industry is urging policymakers to ensure that any future accounting and capital proposals appropriately consider the underlying business model of a life insurance company and, in particular, the implications for long duration guaranteed products which are much more prevalent in North America than elsewhere.

D3	Additional risks – Entities within the MFC Group are interconnected which may make separation difficult

Linkages between MFC and its subsidiaries may make it difficult to dispose of or separate a subsidiary within the group by way of spin-off or similar transaction.  See the Company’s Annual Information Form – “Risk Factors – Additional risks – Entities within the MFC Group are interconnected which may make separation difficult”.  In addition to the possible negative consequences outlined in such disclosure, other negative consequences could include a requirement for significant capital injections, and increased net income and capital sensitivities of MFC and its remaining subsidiaries to market declines. MFC remains committed to the U.S. Division.

D4	Variable annuity and segregated fund guarantees

As at September 30, 2012, approximately 65 per cent of the value of our variable annuity and segregated fund guarantee value was either dynamically hedged or reinsured, unchanged from June 30, 2012. The business dynamically hedged at September 30, 2012 comprises 61 per cent of the variable annuity guarantee values, net of amounts reinsured.  During the quarter, $240 million of additional in-force business was dynamically hedged. Year-to-date we have added an additional $725 million of in-force guarantee value to the program. New business continues to be hedged at issue.

The table below shows selected information regarding the Company’s variable annuity and segregated funds guarantees gross and net of reinsurance and the business dynamically hedged.

 Manulife Financial Corporation – Third Quarter 2012

Variable annuity and segregated fund guarantees

As at	September 30, 2012	June 30, 2012
C$ millions	Guarantee value	Fund value	Amount at risk(4)	Guarantee value	Fund value	Amount at risk(4)
Guaranteed minimum income benefit(1)	$6,707	$5,062	$1,654	$7,135	$5,222	$1,919
Guaranteed minimum withdrawal benefit	65,210	58,538	7,107	66,916	58,342	8,800
Guaranteed minimum accumulation benefit	21,846	22,182	2,089	22,327	22,224	2,419
Gross living benefits(2)	$93,763	$85,782	$10,850	$96,378	$85,788	$13,138
Gross death benefits(3)	13,764	11,365	2,315	14,493	11,588	2,745
Total gross of reinsurance and hedging	$107,527	$97,147	$13,165	$110,871	$97,376	$15,883
Living benefits reinsured	$5,837	$4,410	$1,433	$6,181	$4,522	$1,663
Death benefits reinsured	3,821	3,249	770	4,086	3,353	916
Total reinsured	$9,658	$7,659	$2,203	$10,267	$7,875	$2,579
Total, net of reinsurance	$97,869	$89,488	$10,962	$100,604	$89,501	$13,304
Living benefits dynamically hedged	$54,600	$51,876	$4,288	$55,958	$51,665	$5,615
Death benefits dynamically hedged	5,353	4,063	485	5,341	3,887	628
Total dynamically hedged	$59,953	$55,939	$4,773	$61,299	$55,552	$6,243
Living benefits retained	$33,326	$29,496	$5,129	$34,239	$29,601	$5,860
Death benefits retained	4,590	4,053	1,060	5,066	4,348	1,201
Total, net of reinsurance and dynamic hedging	$37,916	$33,549	$6,189	$39,305	$33,949	$7,061

(1)	Contracts with guaranteed Long Term Care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (3).
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For guaranteed minimum death benefit, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

The policy liabilities established for these benefits were $9,461 million at September 30, 2012 (June 30, 2012 – $9,459 million) and include the policy liabilities for both the hedged and the unhedged business. For unhedged business, policy liabilities were $3,521 million at September 30, 2012 (June 30, 2012 – $3,241 million).  The policy liabilities for the hedged block were $5,940 million at September 30, 2012 (June 30, 2012 – $6,218 million). Policy liabilities were largely unchanged quarter over quarter, with increases related to third quarter valuation basis review offset by the impact of favourable equity markets.

Caution related to sensitivities
In this document, we have provided sensitivities and risk exposure measures for certain risks.  These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity we assume in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged.  Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.  For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below.  Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s MCCSR ratio will be as indicated.

D5	Publicly traded equity performance risk

As a result of our dynamic and macro hedging program, as at September 30, 2012, we estimate that approximately 69 to 78 per cent of our underlying earnings sensitivity to a 10 per cent decline in equity markets would be offset by hedges. The lower end of the range assumes that the dynamic hedge assets would cover 80 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities and the upper end of the range assumes the dynamic hedge assets would completely offset the loss from the dynamically hedged variable annuity guarantee liabilities. The range at June 30, 2012 was 65 to 74 per cent. We have achieved our stated goal to have approximately 75 per cent of the underlying earnings sensitivity to equity markets offset by hedges by the end of 2014.

As outlined in our 2011 Annual Report, the macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees.  In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see MD&A in our 2011 Annual Report).

 Manulife Financial Corporation – Third Quarter 2012

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities.  The potential impact is shown before and after taking into account the impact of the change in markets on the hedge assets.  The potential impact is shown assuming that the change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities and also is shown assuming the change in value is not completely offset.

While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income. We report the impact based on the assumption that for a 10, 20 and 30 per cent decrease in the market value of equities, the profit from the hedge assets offsets 80, 75 and 70 per cent, respectively, of the loss arising from the change in the policy liabilities associated with the guarantees dynamically hedged. For a 10, 20 and 30 per cent market increase in the market value of equities the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.  It is also important to note that these estimates are illustrative, and that the hedge program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

Potential impact on annual net income attributed to shareholders arising from changes to public equity returns(1)

As at September 30, 2012
C$ millions	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders(2)
Variable annuity guarantees	$(5,950)	$(3,730)	$(1,690)	$1,360	$2,450	$3,300
Asset based fees	(270)	(180)	(90)	90	180	270
General fund equity investments(3)	(320)	(210)	(110)	100	200	300
Total underlying sensitivity	$(6,540)	$(4,120)	$(1,890)	$1,550	$2,830	$3,870
Impact of hedge assets
Impact of macro hedge assets	$1,860	$1,240	$620	$(620)	$(1,240)	$(1,860)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	3,180	1,960	860	(620)	(1,060)	(1,380)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$5,040	$3,200	$1,480	$(1,240)	$(2,300)	$(3,240)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(1,500)	$(920)	$(410)	$310	$530	$630
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	(960)	(490)	(170)	(120)	(270)	(420)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	$(2,460)	$(1,410)	$(580)	$190	$260	$210
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	77%	78%	78%	80%	81%	84%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedge assets do not completely offset the change in the dynamically hedged variable annuity guarantee liability(4)	62%	66%	69%	88%	91%	95%

(1)	See “Caution related to sensitivities” above.

(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.

(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)
For a 10, 20 and 30 per cent market decrease, the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase, the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively. For presentation purposes, numbers are rounded.

 Manulife Financial Corporation – Third Quarter 2012

As at June 30, 2012
C$ millions	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders(2)
Variable annuity guarantees	$(5,950)	$(3,760)	$(1,730)	$1,440	$2,610	$3,540
Asset based fees	(260)	(170)	(90)	90	170	260
General fund equity investments(3)	(270)	(180)	(90)	90	180	270
Total underlying sensitivity	$(6,480)	$(4,110)	$(1,910)	$1,620	$2,960	$4,070
Impact of hedge assets
Impact of macro hedge assets	$1,580	$1,050	$530	$(530)	$(1,050)	$(1,580)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	3,180	1,990	890	(690)	(1,210)	(1,590)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$4,760	$3,040	$1,420	$(1,220)	$(2,260)	$(3,170)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(1,720)	$(1,070)	$(490)	$400	$700	$900
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	(950)	(490)	(180)	(140)	(300)	(480)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	$(2,670)	$(1,560)	$(670)	$260	$400	$420
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	73%	74%	74%	75%	76%	78%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedge assets do not completely offset the change in the dynamically hedged variable annuity guarantee liability(4)	59%	62%	65%	84%	86%	90%

(1)	See “Caution related to sensitivities” above.

(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.

(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)
For a 10, 20 and 30 per cent market decrease, the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase, the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively. For presentation purposes, numbers are rounded.

Potential impact on MLI’s MCCSR ratio arising from public equity returns different than the expected return for policy liability valuation(1),(2)

	Impact on MLI MCCSR ratio
percentage points	-30%	-20%	-10%	+10%	+20%	+30%
September 30, 2012	(20)	(12)	(6)	1	1	1
June 30, 2012	(21)	(13)	(6)	1	4	8

(1)	See “Caution related to sensitivities” above.

(2)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedge assets is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.

 Manulife Financial Corporation – Third Quarter 2012

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.

As at
C$ millions	September 30, 2012	June 30, 2012
For variable annuity guarantee dynamic hedging strategy	$9,800	$10,700
For macro equity risk hedging strategy	7,300	6,200
Total	$17,100	$16,900

During the quarter, we added approximately $700 million of guarantee value to our dynamic hedging program in respect of segregated fund guarantee business. We rebalanced our dynamic hedging program in light of favourable equity market increases, as well as for the impact of the actuarial basis changes.

In the macro hedging program approximately $1.1 billion of notional value of additional equity futures were put in place during the quarter. As a result, the Company exceeded its 2014 equity risk reduction targets.

D6      Interest rate and spread risk

As at September 30, 2012, the sensitivity of our quarterly net income attributed to shareholders to a 100 basis point parallel decline in interest rates was a charge of $0.6 billion, ahead of our 2014 year end goal of a charge of $1.1 billion. The $300 million increase in sensitivity from June 30, 2012 was attributable to the impact from third quarter valuation basis changes as well as the anticipated change to a more conservative prescribed reinvestment scenario in the calculation of policy liabilities should interest rates decline 100 basis points. These were offset by the impact of certain risk mitigation strategies.

The 100 basis point parallel decline includes a change of one per cent in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates and corporate spreads, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. Any impact of moving to a more conservative prescribed reinvestment scenario should interest rates and spreads decline in parallel and by the amounts indicated, is incorporated into the earnings sensitivities. For this reason, the impact of changes to rates for less than, or more than, the amounts indicated, are unlikely to be linear. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

The income impact does not allow for any future potential changes to the URR assumptions or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business, lower interest earned on our surplus assets, or updates to actuarial assumptions related to variable annuity bond fund calibration. It also does not reflect potential management actions to realize gains or losses on AFS fixed income assets held in the surplus segment in order to partially offset changes in MLI’s MCCSR ratio due to changes in interest rate levels.

Potential impact on quarterly net income attributed to shareholders and MLI’s MCCSR ratio of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3)

As at	September 30, 2012				June 30, 2012
	-100	bp	+100	bp	-100	bp	+100	bp
Net income attributed to shareholders (C$ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$(600)		$200		$(300)		$400
From fair value changes in AFS assets held in surplus, if realized	900		(800)		900		(800)
MLI’s MCCSR ratio (Percentage points)
Before impact of change in market value of AFS fixed income assets held in the surplus segment	(17)		9		(13)		12
From fair value changes in AFS assets held in surplus, if realized	5		(5)		6		(5)

(1)	See “Caution related to sensitivities” above.

(2)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss. The table above only reflects the impact of the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities. Impact of realizing 100% of market value of AFS fixed income is as of the end of the quarter.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

 Manulife Financial Corporation – Third Quarter 2012

Potential impact on quarterly net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

C$ millions As at	September 30, 2012	June 30, 2012
Corporate spreads(4)
Increase 50 basis points	$600	$600
Decrease 50 basis points	(1,200)	(600)
Swap spreads
Increase 20 basis points	$(700)	$(600)
Decrease 20 basis points	700	600

(1)	See “Caution related to sensitivities” above.

(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)	Corporate spreads are assumed to grade to an expected long-term average over five years.

Corporate spreads declined in the third quarter of 2012. This resulted in an increase in sensitivity to a 50 basis point decline in corporate spreads compared with the prior quarter. Based on spreads at the end of the third quarter, a 50 basis point decline in corporate spreads would result in a movement to a more conservative prescribed reinvestment scenario for policy liability valuation. For this reason, the impact of changes to rates for less than, or more than, the amounts indicated, are unlikely to be linear.

E	ACCOUNTING MATTERS AND CONTROLS

E1	Critical accounting and actuarial policies

Our significant accounting policies under IFRS are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2011.  The critical accounting policies and the estimation processes related to the determination of insurance contract liabilities, fair values of financial instruments, the application of derivative and hedge accounting, the determination of pension and other post-employment benefit obligations and expenses, and accounting for income taxes and uncertain tax positions are described on pages 65 to 73 of our 2011 Annual Report.

E2      Actuarial methods and assumptions

Impact of third quarter 2012 updates to assumptions
The comprehensive review of valuation assumptions is performed annually and is designed to minimize our exposure to uncertainty by managing both asset-related and liability-related risks.  This is accomplished by monitoring experience and selecting assumptions which represent a best estimate view of future experience and margins that are appropriate for the risks assumed.  While the assumptions selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of experience and the economic environment is likely to result in future changes to the valuation assumptions, which could be material.

The quantification of the impact of the 2012 review of the actuarial methods and assumptions underlying policy liabilities is as of July 1, 2012 for all lines of business except hedged Variable Annuities. For this business, quantification was done as of September 30, 2012 to align with the reflection of updated projected cash flows in the hedging program.

The 2012 review of actuarial assumptions and methods that was carried out in the third quarter resulted in an increase in reserves of $1,568 million.  Net of the impacts on participating surplus and minority interests, shareholders’ income decreased by $1,006 million post tax.

 Manulife Financial Corporation – Third Quarter 2012

The following table summarizes the impact of the third quarter changes in actuarial methods and assumptions on policy liabilities and net income attributed to shareholders by the three main drivers.

C$ millions		To Net Income
For the quarter ended September 30, 2012	To Policy	Attributed to
Assumption	Liabilities	Shareholders
Related to updates to actuarial standards
Segregated fund equity calibration	$ 317	$ (244)
Largely related to current macro-economic environment
USVA GMWB update for lapse and withdrawal assumptions	722	(469)
Stochastic bond parameter update	595	(427)
Life insurance lapse updates	296	(194)
Other interest rate related impacts	258	(30)
Other annual updates
Mortality and morbidity updates	(196)	166
Expense updates	(206)	142
Other lapse updates	144	(134)
Alternative asset modeling refinements and assumption updates	215	(178)
Refinement to corporate spread modeling	(249)	167
Update to VA hedge business margin	(179)	126
Other	(149)	69
Net impact	$ 1,568	$ (1,006)

Related to updates to actuarial standards
Effective October 15, 2012, updated standards will be in place related to equity calibration for stochastic models used to value segregated fund liabilities.  We have elected to early adopt this standard and reported a $244 million charge to earnings.

Related to changes in the macro-economic environment
Lapse and withdrawal assumptions were strengthened for U.S. Variable Annuity Guaranteed Minimum Withdrawal Benefit business to reflect emerging experience where previously there was limited to no experience. This resulted in a charge to earnings of $469 million.

The low interest rate environment has resulted in an update to the bond parameters used in the stochastic valuation of our segregated fund business.  Mean returns generally declined, while volatility parameters were largely unchanged. This resulted in a $427 million charge to earnings.

Lapse rates for certain U.S. Universal Life products with interest guarantees and for certain Japan term insurance business were updated to reflect reduced policyholder lapse experience, resulting in a $194 million charge to earnings.

Interest rates were updated for certain participating business in Canada, resulting in a charge to shareholder earnings of $30 million.

Other annual updates
Updates to other liability related assumptions were the result of the annual review or monitoring of assumptions and resulted in a $358 million favourable impact to income.  Mortality gains of $166 million included gains for updates to morbidity assumptions in Japan and refinement of mortality assumptions in certain U.S. life insurance segments, offset by charges for strengthening of mortality assumptions for Canadian annuity and segregated fund business. A charge of $134 million was the result of updates to lapse assumptions for Japan and Canadian insurance products.

Updates to expenses resulted in a $142 million favourable income impact, and were the result of favourable investment expenses partly offset by an update to Letter of Credit costs in the U.S.

Various refinements to the modeling of alternate asset cash flows and offset by updates to return assumptions resulted in a charge to shareholder income of $178 million.

A $167 million favourable income impact resulted from refinements to the modeling of corporate spreads.

A reduction in valuation margins for segregated fund business that is dynamically hedged resulted in a $126 million benefit to shareholder earnings.

A $69 million favourable income impact resulted from refinements to other policy related cash flow modeling, including realized benefits from modeling of future tax timing differences.

E3	Sensitivity of policy liabilities to updates to assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to updates to asset related assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous update to the assumption across all business units.

For updates to asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting liabilities. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction

 Manulife Financial Corporation – Third Quarter 2012

among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment.

Potential impact on annual net income attributed to shareholders arising from changes in policy liabilities asset related assumptions

C$ millions	Increase (decrease) in after-tax income
As at	September 30, 2012		June 30, 2012
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in ultimate fixed income re-investment rates(1)	$1,900	$(2,200)	$1,700	$(2,100)
100 basis point change in future annual returns for public equities(2)	900	(800)	900	(800)
100 basis point change in future annual returns for other alternative assets(3)	4,000	(3,900)	4,600	(4,100)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling(4)	(300)	300	(300)	300

(1)
Current URRs in Canada are 1.00% per annum and 3.00% per annum for short and long-term bonds, respectively, and in the U.S. are 0.80% per annum and 3.60% per annum for short and long-term bonds, respectively.  Since the URRs are based upon a five and ten year rolling average of government bond rates and the URR valuation assumptions are currently higher than the September 30, 2012 government bond rates, continuation of current rates or a further decline could have a material impact on net income.  However, for this sensitivity, we assume the URRs decline with full and immediate effect.

(2)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is $600 million (June 30, 2012 - $600 million). For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is $(600) million (June 30, 2012 - $(600) million). Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and compliance with actuarial standards. The growth rates for returns in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 7.6% per annum in Canada, 7.6% per annum in the U.S. and 5.3% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 5.8% and 7.85%.

(3)
Other alternative assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities. The decrease of $200 million in sensitivity from June 30, 2012 to September 30, 2012 is primarily related to various refinements in the modeling of cash flows for alternative assets, and the depreciation of certain currencies against the Canadian dollar, offset by the reduction in fixed income rates in the third quarter.

(4)
Volatility assumptions for public equities are based on long-term historic observed experience and compliance with actuarial standards. The resulting volatility assumptions are 17.15% per annum in Canada and 17.15% per annum in the U.S. for large cap public equities, and 19% per annum in Japan. For European equity funds, the volatility assumptions vary between 16.15% and 18.35%.

E4	Future accounting and reporting changes

There are a number of accounting and reporting changes issued under IFRS including those still under development by the International Accounting Standards Board (“IASB”) that will impact the Company beginning in 2013 and later. A summary of the most recently issued new accounting standards is as follows:

Topic	Effective date	Measurement / Presentation	Expected impact
Amendments to IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements” and IFRS 12 “Disclosure of Interests in Other Entities”	Jan 1, 2013	Disclosure	Not expected to have a significant impact.
Annual Improvements 2009-2011 Cycle	Jan 1, 2013	Measurement and disclosure	Not expected to have a significant impact.
IFRS 10, IFRS 11, IFRS 12 and amendments to IAS 27, and IAS 28 regarding consolidation, disclosures and related matters	Jan 1, 2013	Measurement and disclosure	Not expected to have a significant impact.
IFRS 13 “Fair Value Measurement”	Jan 1, 2013	Measurement and disclosure	Not expected to have a significant impact.
Amendments to IAS 1 “Presentation of Financial Statements”	Jan 1, 2013	Presentation	Not expected to have a significant impact.
Amendments to IAS 19 “Employee Benefits”	Jan 1, 2013	Measurement	Will have a material adverse effect on the financial statements and regulatory capital at transition and subsequently.
IFRS 9 “Financial Instruments”	Jan 1, 2015	Measurement	Currently assessing.

For additional information please refer to our 2011 Annual Report and Second Quarter Report to Shareholders for the six months ended June 30, 2012.

 Manulife Financial Corporation – Third Quarter 2012

E5	Quarterly financial information

The following table provides summary information related to our eight most recently completed quarters:

As at and for the three months ended C$ millions, except per share amounts	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010
Revenue
Premium income
Life and health insurance	$3,413	$3,719	$3,473	$3,651	$3,490	$3,452	$3,593	$3,663
Annuities and pensions	573	740	1,031	889	772	730	927	1,051
Net premium income prior to FDA coinsurance	$3,986	$4,459	$4,504	$4,540	$4,262	$4,182	$4,520	$4,714
Premiums ceded relating to FDA coinsurance(1)	(1,799)	(5,428)	-	-	-	-	-	-
Investment income	2,185	2,923	1,589	2,034	3,697	2,609	2,027	2,243
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities(2)	1,419	7,297	(4,066)	1,360	13,491	2,266	(1,247)	(5,187)
Other revenue	1,831	2,045	1,790	1,765	2,005	1,708	1,764	1,650
Total revenue	$7,622	$11,296	$3,817	$9,699	$23,455	$10,765	$7,064	$3,420
Income (loss) before income taxes	$(697)	$(481)	$1,290	$119	$(1,799)	$532	$1,296	$2,174
Income tax (expense) recovery	367	194	(60)	(174)	615	(37)	(307)	(349)
Net income (loss)	$(330)	$(287)	$1,230	$(55)	$(1,184)	$495	$989	$1,825
Net income (loss) attributed to shareholders	$(227)	$(300)	$1,206	$(69)	$(1,277)	$490	$985	$1,796
Basic earnings (loss) per common share	$(0.14)	$(0.18)	$0.66	$(0.05)	$(0.73)	$0.26	$0.54	$1.00
Diluted earnings (loss) per common share	$(0.14)	$(0.18)	$0.62	$(0.05)	$(0.73)	$0.26	$0.53	$0.96
Segregated funds deposits	$5,539	$5,623	$6,294	$5,575	$5,109	$5,086	$5,919	$6,025
Total assets	$480,839	$479,607	$465,288	$462,102	$455,076	$427,597	$423,397	$424,767
Weighted average common shares (in millions)	1,816	1,808	1,802	1,795	1,789	1,783	1,778	1,773
Diluted weighted average common shares (in millions)	1,816	1,808	1,919	1,795	1,789	1,871	1,861	1,873
Dividends per common share	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13
CDN$ to US$1 – Statement of Financial Position	0.9837	1.0191	0.9991	1.0170	1.0389	0.9643	0.9718	0.9946
CDN$ to US$1 – Statement of Income	0.9953	1.0105	1.0011	1.0232	0.9807	0.9679	0.9855	1.0128
(1)
On June 29, 2012 and September 25, 2012 the Company entered into coinsurance agreements to insure 89 per cent of the Company’s book value of its fixed deferred annuity business. Under the terms of the agreements, the Company will maintain responsibility for servicing of the policies and managing some of the assets and has retained 11 per cent of the risk.

(2)
The volatility in realized/unrealized gains on assets supporting insurance and investment contract liabilities relates primarily to the impact of interest rate changes on bond and fixed income derivative positions as well as interest rate swaps supporting the dynamic hedge program. These items are mostly offset by changes in the measurement of our policy obligations. For fixed income assets supporting insurance and investments contracts, equities supporting pass through products and derivatives related to variable hedging programs, the impact of realized/unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities.

E6	Changes in internal control over financial reporting

No changes were made in our internal control over financial reporting during the nine months ended September 30, 2012, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

E7	Audit Committee

As in prior quarters, MFC’s Audit Committee reviewed this MD&A and the unaudited interim financial report and MFC’s Board of Directors approved this MD&A prior to its release.

 Manulife Financial Corporation – Third Quarter 2012

F	Other

F1	Quarterly dividend

On November 8, 2012, our Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of MFC, payable on or after December 19, 2012 to shareholders of record at the close of business on November 20, 2012.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after December 19, 2012 to shareholders of record at the close of business on November 20, 2012.

Class A Shares Series 1 – $0.25625 per share	Class 1 Shares Series 1 – $0.35 per share
Class A Shares Series 2 – $0.29063 per share	Class 1 Shares Series 3 – $0.2625 per share
Class A Shares Series 3 – $0.28125 per share	Class 1 Shares Series 5 – $0.275 per share
Class A Shares Series 4 – $0.4125 per share	Class 1 Shares Series 7 – $0.2875 per share
Class 1 Shares Series 9 – $0.275 per share

F2	Outstanding shares – selected information

Class A Shares Series 1

As at November 8, 2012, MFC had 14 million Class A Shares Series 1 (“Series 1 Preferred Shares”) outstanding at a price of $25.00 per share, for an aggregate amount of $350 million. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10 per cent. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC, in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the number of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares. The prescribed formula is the face amount of the Series 1 Preferred Shares divided by the greater of $2.00 and 95 per cent of the then market price of MFC common shares.

Common Shares

As at November 8, 2012 MFC had 1,821 million common shares outstanding.

F3	Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include: Net Income (Loss) Excluding the Direct Impact of Equity Markets and Interest Rates; Core Earnings; Net Income in Accordance with U.S. GAAP; Total Equity in Accordance with U.S. GAAP; Diluted Earnings (Loss) per Share excluding Convertible Instruments; Return on Common Shareholders’ Equity; Constant Currency Basis; Deposits; Premiums and Deposits; Funds under Management; Capital; New Business Embedded Value; and Sales. Non-GAAP financial measures are not defined terms under GAAP and, therefore, with the exception of Net Income in Accordance with U.S. GAAP and Total Equity in Accordance with U.S. GAAP (which are comparable to the equivalent measures of issuers whose financial statements are prepared in accordance with U.S. GAAP), are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Net income (loss) excluding the direct impact of equity markets and interest rates is a non-GAAP profitability measure.  It shows what the net income (loss) attributed to shareholders would have been assuming that interest and equity markets performed as assumed in our policy valuation.  The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to the interest rate assumptions.  We also include gains and losses on the sale of AFS bonds as management may have the ability to partially offset the direct impacts of changes in interest rates reported in the liability segments.  We consider the gains or losses on the variable annuity business that is dynamically hedged to be an indirect impact, not a direct impact, of changes in equity markets and interest rates and accordingly, such gains and losses are reflected in this measure.

Core earnings (losses) is a non-GAAP measure to help investors better understand the long-term earnings capacity and valuation of the business. Core earnings excludes the direct impact of equity markets and interest rates as well as a number of other items, outlined below, that are considered material and exceptional in nature. While this metric is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors which can have a significant impact.

The following table summarizes for the past seven quarters' core earnings, the net income (loss) excluding the direct impact of equity markets and interest rates as well as the total net income (loss) attributed to shareholders.

 Manulife Financial Corporation – Third Quarter 2012

	Quarterly Results
C$ millions	2012								2011
	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q
Core earnings
Asia Division	$230		$286		$267		$213		$220		$253		$252
Canada Division	229		201		172		142		259		233		215
U.S. Division	288		247		257		189		260		266		290
Corporate & Other (excluding expected cost of macro hedges and Japan earthquake)	(117)		(83)		(128)		(124)		(58)		(8)		(74)
Expected cost of macro hedges	(124)		(118)		(107)		(97)		(107)		(104)		(100)
Core investment gains	50		50		50		50		50		50		50
Japan earthquake	-		-		-		-		-		-		(151)
Total core earnings	$556		$583		$511		$373		$624		$690		$482
Items excluded from core earnings other than the direct impact of equity markets and interest rates:
Income (charges) on variable annuity guarantee liabilities that are dynamically hedged	122		(269)		223		(193)		(900)		(52)		(8)
Investment gains related to fixed income trading, market value increases in excess of expected alternative assets investment returns, asset mix changes and credit experience	363		51		205		261		236		323		470
Impact of major reinsurance transactions and in-force product changes	26		112		122		-		-		-		-
Change in actuarial methods and assumptions, excluding URR	(1,006)		-		12		2		(651)		(32)		(70)
Goodwill impairment charge	(200)		-		-		(665)		-		-		-
Gain (loss) on sale of Life Retrocession Business in 3Q 2011	-		(50)		-		-		303		-		-
Tax rate changes	-		-		58		-		-		-		-
Total items excluded from core earnings other than the direct impact of equity markets and interest rates	$(695)		$(156)		$620		$(595)		$(1,012)		$239		$392
Net income (loss) excluding the direct impact of equity markets and interest rates	$(139)		$427		$1,131		$(222)		$(388)		$929		$874
Direct impact of equity markets and interest rates:
Income (charges) on variable annuity liabilities that are not dynamically hedged	298		(758)		982		234		(1,211)		(217)		102
Gains (charges) on general fund equity investments supporting policy liabilities and on fee income	55		(116)		121		56		(227)		(73)		30
Gains (losses) on macro equity hedges relative to expected costs	(86)		423		(556)		(250)		882		142		(138)
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	(330)		305		(425)		122		(567)		(28)		192
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	(25)		96		(47)		(9)		301		107		(75)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	-		(677)		-		-		(67)		(370)		-
Direct impact of equity markets and interest rates	$(88)		$(727)		$75		$153		$(889)		$(439)		$111
Net income (loss) attributed to shareholders	$(227)		$(300)		$1,206		$(69)		$(1,277)		$490		$985

Net income in accordance with U.S. GAAP is a non-GAAP profitability measure.  It shows what the net income would have been if the Company had applied U.S. GAAP as its primary financial reporting basis.  We consider this to be a relevant profitability measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Total equity in accordance with U.S. GAAP is a non-GAAP measure.  It shows what the total equity would have been if the Company had applied U.S. GAAP as its primary financial reporting basis.  We consider this to be a relevant measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Diluted earnings (loss) per share excluding convertible instruments, is a non-GAAP measure.  It shows diluted earnings (loss) per share excluding the dilutive effect of convertible instruments.

The following is a reconciliation of the denominator (weighted average number of common shares) in the calculation of basic and diluted earnings per share.

 Manulife Financial Corporation – Third Quarter 2012

	September 30,
For the quarter ended in millions	2012	2011
Weighted average number of actual common shares outstanding	1,816	1,789
Dilutive number of shares for stock-based awards	-	-
Dilutive number of shares for convertible instruments	-	-
Weighted average number of common shares used in the diluted earnings per share calculation	1,816	1,789

Return on common shareholders’ equity (“ROE”) is a non-GAAP profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The Company calculates return on common shareholders’ equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) (“AOCI”) on AFS securities and cash flow hedges.

Return on common shareholders’ equity	Quarterly results
C$ millions	3Q 2012	2Q 2012	3Q 2011
Common shareholders’ net income (loss)	$(258)	$(328)	$(1,299)
Opening total equity attributed to common shareholders	$23,070	$23,072	$23,201
Closing total equity attributed to common shareholders	$22,047	$23,070	$23,077
Weighted average total equity available to common shareholders	$22,559	$23,071	$23,139
Opening AOCI on AFS securities and cash flow hedges	$163	$198	$259
Closing AOCI on AFS securities and cash flow hedges	$213	$163	$28
Adjustment for average AOCI	$(188)	$(181)	$(143)
Weighted average total equity attributed to common shareholders excluding average AOCI adjustment	$22,371	$22,890	$22,996
ROE based on weighted average total equity attributed to common shareholders (annualized)	(4.5)%	(5.7)%	(22.3)%
ROE based on weighted average total equity attributed to common shareholders excluding average AOCI adjustment (annualized)	(4.6)%	(5.8)%	(22.4)%

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures.  Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the third quarter of 2012.

Premiums and deposits is a non-GAAP measure of top line growth.  The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statement of Income, (ii) premium equivalents for administration only group benefit contracts, (iii) premiums in the Canadian Group Benefits reinsurance ceded agreement, (iv) segregated fund deposits, excluding seed money, (v) mutual fund deposits, (vi) deposits into institutional advisory accounts, and (vii) other deposits in other managed funds.

Premiums and deposits	Quarterly results
C$ millions	3Q 2012	2Q 2012	3Q 2011
Net premium income	$2,187	$(969)	$4,262
Deposits from policyholders	5,539	5,623	5,109
Premiums and deposits per financial statements	$7,726	$4,654	$9,371
Add back premiums ceded relating to FDA coinsurance	1,799	5,428	-
Investment contract deposits	40	43	27
Mutual fund deposits	4,335	4,337	3,790
Institutional advisory account deposits	1,106	894	602
ASO premium equivalents	673	725	666
Group benefits ceded premiums	967	1,313	931
Other fund deposits	100	93	158
Total premiums and deposits	$16,746	$17,487	$15,545
Currency impact	-	(178)	139
Constant currency premiums and deposits	$16,746	$17,309	$15,684

Funds under management is a non-GAAP measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

 Manulife Financial Corporation – Third Quarter 2012

Funds under management	Quarterly results
C$ millions	3Q 2012	2Q 2012	3Q 2011
Total invested assets	$224,761	$227,939	$225,925
Total segregated funds net assets	205,841	203,563	190,336
Funds under management per financial statements	$430,602	$431,502	$416,261
Mutual funds	55,705	53,821	47,743
Institutional advisory accounts (excluding segregated funds)	21,441	21,805	21,861
Other funds	6,849	6,663	5,944
Total fund under management	$514,597	$513,791	$491,809
Currency impact	-	(12,621)	(19,794)
Constant currency funds under management	$514,597	$501,170	$472,015

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of (i) total equity excluding AOCI on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital	Quarterly results
C$ millions	3Q 2012	2Q 2012	3Q 2011
Total equity	$24,961	$26,085	$25,343
Add AOCI loss on cash flow hedges	58	73	96
Add liabilities for preferred shares and capital instruments	3,495	3,511	3,475
Total capital	$28,514	$29,669	$28,914

New business embedded value (“NBEV”) is the change in shareholders’ economic value as a result of sales in the reporting period. NBEV is calculated as the present value of expected future earnings, after the cost of capital, on actual new business sold in the period using future mortality, morbidity, policyholder behaviour, expense and investment assumptions that are consistent with the assumptions used in the valuation of our policy liabilities.

The principal economic assumptions used in the NBEV calculations in the third quarter were as follows:

	Canada	U.S.	Hong Kong	Japan
MCCSR ratio	150%	150%	150%	150%
Discount rate	8.50%	8.50%	9.25%	6.25%
Jurisdictional income tax rate	26%	35%	16.50%	33%
Foreign exchange rate	n/a	1.0191	0.1314	0.0130
Yield on surplus assets	4.50%	4.50%	4.50%	2.00%

Sales are measured according to product type:

For total individual insurance, sales include 100 per cent of new annualized premiums and 10 per cent of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year.  Sales are reported gross before the impact of reinsurance.  Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

For individual wealth management contracts, all new deposits are reported as sales. This includes individual annuities, both fixed and variable; variable annuity products; mutual funds; college savings 529 plans; and authorized bank loans and mortgages.

For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company. Single premium sales reflect the assets transferred from the previous plan provider. Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

 Manulife Financial Corporation – Third Quarter 2012

F4	Caution regarding forward-looking statements

From time to time, MFC makes written and/or oral forward-looking statements, including in this document.  In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others.  All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document include, but are not limited to, statements with respect to our 2015 management objectives for earnings and 2016 management objectives for core earnings, potential future charges related to fixed income URR assumptions if current low interest rates persist and additional risks regarding entities within the MFC group that are interconnected which may make separation difficult.  The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, including in the case of our 2016 management objectives for core earnings and return on equity, the assumptions described under “Key Planning Assumptions and Uncertainties” in our 2011 Annual Report and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: the factors identified in “Key Planning Assumptions and Uncertainties” in our 2011 Annual Report; general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of valuation allowances against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management”, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. The forward-looking statements in this documents are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes.  We do not undertake to update any forward-looking statements, except as required by law.

 Manulife Financial Corporation – Third Quarter 2012

Consolidated Statements of Financial Position

As at (Canadian $ in millions, unaudited)	September 30, 2012	December 31, 2011
ASSETS
Cash and short-term securities	$10,299	$12,813
Securities
Bonds	120,045	120,487
Stocks	11,233	10,243
Loans
Mortgages	34,459	35,023
Private placements	19,225	20,294
Policy loans	6,716	6,827
Bank loans	2,202	2,288
Real estate	8,436	7,466
Other invested assets	12,146	11,079
Total invested assets (note 3)	$224,761	$226,520
Other assets
Accrued investment income	$1,805	$1,802
Outstanding premiums	781	781
Derivatives (note 4)	16,345	15,472
Reinsurance assets (note 5)	18,574	10,728
Deferred tax asset	2,266	1,757
Goodwill and intangible assets	5,135	5,442
Miscellaneous	5,331	3,542
Total other assets	$50,237	$39,524
Segregated funds net assets (note 15)	$205,841	$196,058
Total assets	$480,839	$462,102
LIABILITIES and EQUITY
Liabilities
Policy liabilities (note 6)
Insurance contract liabilities	$198,877	$190,366
Investment contract liabilities	2,361	2,540
Bank deposits	18,953	18,010
Derivatives (note 4)	7,673	7,627
Deferred tax liability	716	766
Other liabilities	12,504	12,341
	$241,084	$231,650
Long-term debt	5,458	5,503
Liabilities for preferred shares and capital instruments (note 9)	3,495	4,012
Segregated funds net liabilities (note 15)	205,841	196,058
Total liabilities	$455,878	$437,223
Equity
Issued share capital
Preferred shares (note 10)	$2,301	$1,813
Common shares (note 10)	19,803	19,560
Contributed surplus	255	245
Shareholders’ retained earnings	2,389	2,501
Shareholders’ accumulated other comprehensive income (loss)
On available-for-sale securities	271	104
On cash flow hedges	(58)	(91)
On translation of foreign operations	(613)	83
Total shareholders’ equity	$24,348	$24,215
Participating policyholders’ equity	126	249
Non-controlling interest in subsidiaries	487	415
Total equity	$24,961	$24,879
Total liabilities and equity	$480,839	$462,102

The accompanying notes are an integral part of these consolidated financial statements.

Donald A. Guloien                                                                                        Gail Cook-Bennett
President and Chief Executive Officer                                                                               Chair of the Board of Directors

 Manulife Financial Corporation – Third Quarter 2012

Consolidated Statements of Income (Loss)
For the	three months ended September 30		nine months ended September 30
(Canadian $ in millions except per share amounts, unaudited)	2012	2011	2012	2011
Revenue
Premium income
Gross premiums	$5,925	$5,814	$18,548	$17,651
Premiums ceded to reinsurers	(1,939)	(1,552)	(5,599)	(4,687)
Net premium income prior to FDA coinsurance	$3,986	$4,262	$12,949	$12,964
Premiums ceded relating to FDA coinsurance (note 5)	(1,799)	-	(7,227)	-
	$2,187	$4,262	$5,722	$12,964
Investment income
Investment income	$2,185	$3,697	$6,697	$8,333
Realized and unrealized gains on assets supporting insurance and investment contract liabilities	1,419	13,491	4,650	14,510
Net investment income	$3,604	$17,188	$11,347	$22,843
Other revenue	$1,831	$2,005	$5,666	$5,477
Total revenue	$7,622	$23,455	$22,735	$41,284
Contract benefits and expenses
To contract holders and beneficiaries
Death, disability and other claims	$2,370	$2,182	$7,245	$6,989
Maturity and surrender benefits	1,179	1,339	3,586	4,028
Annuity payments	803	860	2,406	2,362
Policyholder dividends and experience rating refunds	275	233	835	778
Net transfers from segregated funds	(146)	(147)	(533)	(169)
Change in insurance contract liabilities	5,042	19,697	13,403	23,570
Change in investment contract liabilities	7	46	61	29
Ceded benefits and expenses	(1,491)	(1,260)	(4,398)	(3,593)
Change in reinsurance assets (note 5)	(2,560)	(294)	(8,219)	(366)
Net benefits and claims	$5,479	$22,656	$14,386	$33,628
General expenses	1,095	1,006	3,254	2,927
Investment expenses	284	250	794	728
Commissions	944	922	2,920	2,826
Interest expense	246	353	848	961
Net premium taxes	71	67	221	185
Goodwill impairment (note 11)	200	-	200	-
Total contract benefits and expenses	$8,319	$25,254	$22,623	$41,255
Income (loss) before income taxes	$(697)	$(1,799)	$112	$29
Income tax recovery	367	615	501	271
Net income (loss)	$(330)	$(1,184)	$613	$300
Net income (loss) attributed to:
Non-controlling interest in subsidiaries	$4	$4	$57	$13
Participating policyholders	(107)	89	(123)	89
Shareholders	(227)	(1,277)	679	198
	$(330)	$(1,184)	$613	$300
Net income (loss) attributed to shareholders	$(227)	$(1,277)	$679	$198
Preferred share dividends	(31)	(22)	(83)	(64)
Common shareholders’ net income (loss)	$(258)	$(1,299)	$596	$134
EARNINGS (LOSS) PER SHARE
Weighted average number of common shares outstanding (in millions)	1,816	1,789	1,809	1,784
Weighted average number of diluted common shares outstanding (in millions)	1,816	1,789	1,811	1,786
Basic earnings (loss) per common share	$(0.14)	$(0.73)	$0.33	$0.08
Diluted earnings (loss) per common share	$(0.14)	$(0.73)	$0.33	$0.07
Dividends per common share	$0.13	$0.13	$0.39	$0.39

  The accompanying notes are an integral part of these consolidated financial statements.

 Manulife Financial Corporation – Third Quarter 2012

Consolidated Statements of Comprehensive Income (Loss)
For the	three months ended September 30		nine months ended September 30
(Canadian $ in millions, unaudited)	2012	2011	2012	2011
Net income (loss)	$(330)	$(1,184)	$613	$300
Other comprehensive income (loss), net of tax
Change in unrealized foreign exchange gains (losses) on
Translation of foreign operations	$(701)	$1,695	$(744)	$1,080
Net investment hedges	45	(130)	47	(116)
Change in unrealized gains (losses) on available-for-sale financial securities
Unrealized gains arising during the period	37	314	267	313
Reclassification of realized gains and impairments to net income	(2)	(504)	(97)	(529)
Changes in unrealized gains (losses) on derivative instruments designated as cash flow hedges
Unrealized gains (losses) arising during the period	13	(48)	21	(53)
Reclassification of realized losses to net income	2	2	6	6
Share of other comprehensive income (loss) of associates	-	-	(3)	7
Other comprehensive income (loss), net of tax	$(606)	$1,329	$(503)	$708
Total comprehensive income (loss),net of tax	$(936)	$145	$110	$1,008
Total comprehensive income (loss) attributed to:
Non-controlling interest	$4	$(1)	$50	$7
Participating policyholders	(107)	89	(123)	89
Shareholders	(833)	57	183	912

Income Taxes Included in Other Comprehensive Income (Loss)
For the	three months ended September 30		nine months ended September 30
(Canadian $ in millions, unaudited)	2012	2011	2012	2011
Income tax expense (recovery)
Change in unrealized foreign exchange gains (losses)
Income tax expense (recovery) on translation of foreign operations	$(3)	$7	$(3)	$4
Income tax expense (recovery) on net investment hedges	18	(43)	19	(41)
Change in unrealized gains (losses) on available-for-sale financial securities
Income tax expense from unrealized gains/losses arising during the period	11	36	85	39
Income tax expense related to reclassification of realized gains/losses and recoveries/impairments to net income	(3)	(127)	(13)	(129)
Changes in unrealized gains (losses) on derivative instruments designated as cash flow hedges
Income tax expense (recovery) from unrealized gains/losses arising during the period	6	(16)	19	(13)
Income tax recovery related to reclassification of realized losses to net income	1	1	3	3
Income tax expense (recovery) on share of other comprehensive income (loss) of associates	-	-	(1)	4
Total income tax expense (recovery)	$30	$(142)	$109	$(133)

The accompanying notes are an integral part of these consolidated financial statements.

 Manulife Financial Corporation – Third Quarter 2012

Consolidated Statements of Changes in Equity
For the nine months ended September 30,
(Canadian $ in millions, unaudited)	2012	2011
Preferred shares
Balance, beginning of period	$1,813	$1,422
Issued during the period (note 10)	500	200
Issuance costs, net of tax	(12)	(4)
Balance, end of period	$2,301	$1,618
Common shares
Balance, beginning of period	$19,560	$19,254
Issued on exercise of stock options and deferred share units	-	2
Issued under dividend reinvestment and share purchase plans	243	227
Balance, end of period	$19,803	$19,483
Contributed surplus
Balance, beginning of period	$245	$222
Exercise of stock options and deferred share units	1	-
Stock option expense	15	18
Acquisition of non-controlling interest	(6)	-
Balance, end of period	$255	$240
Shareholders’ retained earnings
Balance, beginning of period	$2,501	$3,393
Net income attributed to shareholders	679	198
Preferred share dividends	(83)	(64)
Common share dividends	(708)	(701)
Balance, end of period	$2,389	$2,826
Shareholders’ accumulated other comprehensive income (loss) (“AOCI”)
Balance, beginning of period	$96	$(186)
Change in unrealized foreign exchange gains/losses of net foreign operations	(696)	964
Change in unrealized gains/losses on available-for-sale financial securities	170	(216)
Change in unrealized gains/losses on derivative instruments designated as cash flow hedges	33	(41)
Share of other comprehensive income (loss) of associates	(3)	7
Balance, end of period	$(400)	$528

Total shareholders’ equity, end of period	$24,348	$24,695
Participating policyholders’ equity
Balance, beginning of period	$249	$160
Net income (loss) attributed to participating policyholders	(123)	89
Balance, end of period	$126	$249
Non-controlling interest
Balance, beginning of period	$415	$410
Net income attributed to non-controlling interest	57	13
Other comprehensive loss attributed to non-controlling interest	(7)	(6)
Contributions (distributions), net	22	(18)
Balance, end of period	$487	$399
Total equity, end of period	$24,961	$25,343

The accompanying notes are an integral part of these consolidated financial statements

 Manulife Financial Corporation – Third Quarter 2012

Consolidated Statements of Cash Flows
For the nine months ended September 30,
(Canadian $ in millions, unaudited)	2012	2011
Operating activities
Net income	$613	$300
Adjustments for non-cash items in net income:
Increase in insurance contract liabilities	13,403	23,570
Increase in investment contract liabilities	61	29
Increase in reinsurance assets, net of premiums ceded relating to FDA coinsurance (note 5)	(992)	(366)
Amortization of premium/discount on invested assets	21	12
Other amortization	283	244
Net realized and unrealized gains including impairments	(4,365)	(15,692)
Deferred income tax recovery	(672)	(383)
Stock option expense	15	18
Goodwill impairment	200	-
Net income adjusted for non-cash items	$8,567	$7,732
Changes in policy related and operating receivables and payables	374	(1,502)
Cash provided by operating activities	$8,941	$6,230
Investing activities
Purchases and mortgage advances	$(62,158)	$(62,569)
Disposals and repayments	52,144	56,047
Changes in investment broker net receivables and payables	(1,497)	1,618
Cash used in investing activities	$(11,511)	$(4,904)
Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$(244)	$(173)
Repayment of long-term debt	-	(220)
Issue of capital instruments, net	497	-
Repayment of capital instruments	(1,000)	(550)
Net redemption of investment contract liabilities	(166)	(629)
Funds (redeemed) borrowed, net	(9)	36
Secured borrowings from securitization transactions	250	-
Change in bank deposits, net	979	2,089
Shareholder dividends paid in cash	(548)	(538)
Contributions (distributions) from non-controlling interest, net	16	(18)
Common shares issued, net	-	2
Preferred shares issued, net	488	196
Cash provided by financing activities	$263	$195
Cash and short-term securities
Increase (decrease) during the period	$(2,307)	$1,521
Effect of foreign exchange rate changes on cash and short-term securities	(276)	378
Balance, beginning of period	12,280	11,322
Balance, end of period	$9,697	$13,221
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$12,813	$11,849
Net payments in transit, included in other liabilities	(533)	(527)
Net cash and short-term securities, beginning of period	$12,280	$11,322
End of period
Gross cash and short-term securities	$10,299	$13,804
Net payments in transit, included in other liabilities	(602)	(583)
Net cash and short-term securities, end of period	$9,697	$13,221
Supplemental disclosures on cash flow information:
Interest received	$6,551	$6,123
Interest paid	$816	$758
Income taxes paid	$345	$164

  The accompanying notes are an integral part of these consolidated financial statements.

 Manulife Financial Corporation – Third Quarter 2012

Notes to Consolidated Interim Financial Statements

(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1 Nature of Operations and Significant Accounting Policies

(a)	Reporting entity

Manulife Financial Corporation (“MFC”) is a publicly traded life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Reassurance Company, Ltd. (“JHRECO”), a Bermuda reinsurance company.  MFC and its subsidiaries (collectively, “Manulife Financial” or the “Company”) is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. Manulife Financial’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients as well as asset management services to institutional customers. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States.

(b)	Basis of presentation

MFC is domiciled in Canada and incorporated under the Insurance Companies Act (Canada) (“ICA”).  These Consolidated Interim Financial Statements have been prepared on a condensed basis in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”) and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”).  None of the accounting requirements of OSFI are exceptions to International Financial Reporting Standards (“IFRS”). Management has determined that the consolidated financial statements present fairly the entity’s financial position, financial performance and cash flows.

These Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2011 and the accompanying notes included on pages 87 to 183 of the Company’s 2011 Annual Report.

These Consolidated Interim Financial Statements of MFC as at and for the nine months ended September 30, 2012 were authorized for issue by the Board of Directors on November 8, 2012.

Note 2 Disposition

On July 18, 2011, the Company entered into an agreement with Pacific Life Insurance Company (“Pacific Life”) to sell its life retrocession business. The transaction closed on August 31, 2011. The transaction was structured as reinsurance agreements between Pacific Life and the Company, in which the actuarial liabilities and related operating assets were transferred to Pacific Life. The net cash payment to Pacific Life was $704 in lieu of transferring the invested assets backing the actuarial liabilities. Under the terms of the agreement, the Company transferred the infrastructure (including information technology systems and workforce) required to administer the life retrocession business to Pacific Life.

 Manulife Financial Corporation – Third Quarter 2012

Note 3 Invested Assets

(a)	Carrying values and fair values of invested assets

As at September 30, 2012	Fair-value-through-profit-and-loss	Available- for-sale	Other	Total carrying value	Total fair value
Cash and short-term securities(1)	$717	$6,364	$3,218	$10,299	$10,299
Bonds(2)
Canadian government & agency	13,000	4,216	-	17,216	17,216
U.S. government & agency(3)	18,279	8,410	-	26,689	26,689
Other government & agency	12,287	1,924	-	14,211	14,211
Corporate	52,740	5,268	-	58,008	58,008
Mortgage/asset-backed securities	3,434	487	-	3,921	3,921
Stocks(4)	9,697	1,536	-	11,233	11,233
Loans
Mortgages(5)	-	-	34,459	34,459	36,838
Private placements(6)	-	-	19,225	19,225	21,545
Policy loans(7)	-	-	6,716	6,716	6,716
Bank loans(5)	-	-	2,202	2,202	2,208
Real estate(8)
Own use property	-	-	794	794	1,343
Investment property	-	-	7,642	7,642	7,642
Other invested assets(9)	4,583	127	7,436	12,146	12,422
Total invested assets	$114,737	$28,332	$81,692	$224,761	$230,291

As at December 31, 2011
Cash and short-term securities(1)	$568	$8,473	$3,772	$12,813	$12,813
Bonds(2)
Canadian government & agency	11,030	5,517	-	16,547	16,547
U.S. government & agency(3)	20,108	7,904	-	28,012	28,012
Other government & agency	10,318	1,844	-	12,162	12,162
Corporate	53,091	5,017	-	58,108	58,108
Mortgage/asset-backed securities	5,135	523	-	5,658	5,658
Stocks(4)	8,778	1,465	-	10,243	10,243
Loans
Mortgages(5)	-	-	35,023	35,023	37,062
Private placements(6)	-	-	20,294	20,294	22,191
Policy loans(7)	-	-	6,827	6,827	6,827
Bank loans(5)	-	-	2,288	2,288	2,299
Real estate(8)
Own use property	-	-	831	831	1,260
Investment property	-	-	6,635	6,635	6,635
Other invested assets(9)	4,062	121	6,896	11,079	11,390
Total invested assets	$113,090	$30,864	$82,566	$226,520	$231,207

(1)
Fair values of short-term securities are determined using appropriate prevailing interest rates and credit spreads. This includes short-term securities (i.e., maturities of less than one year at acquisition) amounting to $2,533 (December 31, 2011 – $2,994) and cash equivalents (i.e., maturities of less than 90 days at acquisition) amounting to $4,548 (December 31, 2011 – $6,047).

(2)
Fair values for bonds, including corporate, U.S. Treasury and municipal securities, are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). The significant inputs into these models include, but are not limited to, yield curves, credit risks and spreads, measures of volatility and prepayment rates. Total bonds include securities which are deemed to be short-term securities and cash equivalents of $980 and nil respectively (December 31, 2011 – $520 and $6, respectively).

(3)	U.S. government & agency bonds include $5,879 of state issued securities (December 31, 2011 – $5,541).

 Manulife Financial Corporation – Third Quarter 2012

(4)	Fair values for stocks are determined with reference to quoted market prices.

(5)
Fair values of fixed-rate mortgages and bank loans are determined by discounting the expected future cash flows at market interest rates for mortgages with similar remaining terms and credit risks. Fair values for the majority of variable-rate mortgages and bank loans are assumed to equal their carrying values since there are no fixed spreads. Where a variable rate mortgage has a fixed spread above the benchmark rate, the mortgages are valued using current market spreads for equivalently rated borrowers.

(6)
Fair values of private placements are based on valuation techniques and assumptions which reflect changes in interest rates and changes in the creditworthiness of individual borrowers which have occurred since the investments were originated.  The assumptions are based primarily on market observable data.  Fair values also reflect any applicable provision for credit loan losses.

(7)	Policy loans are carried at amortized cost. As policy loans are fully collateralized by their cash surrender values and can be repaid at any time, their carrying values approximate their fair values.

(8)
Fair values of investment property real estate are determined by qualified independent external appraisals using a variety of techniques including discounted cash flows, income capitalization approaches and comparable sales analysis. These appraisals incorporate relevant market evidence, where available.  Own use real estate properties are carried on a cost basis with carrying values adjusted for accumulated depreciation and any accumulated impairment losses.

(9)
Other invested assets include private equity (14% at September 30, 2012 and 13% at December 31, 2011) and fixed income investments held primarily in power and infrastructure (23% at September 30, 2012 and 23% at December 31, 2011), oil and gas (11% at September 30, 2012 and 12% at December 31, 2011), and timber and agriculture sectors (24% at September 30, 2012 and 21% at December 31, 2011) as well as investments in leveraged leases (21% at September 30, 2012 and 23% at December 31, 2011).  Fair values of these investments are estimated based on best available information which is generally not market observable. This may include external appraisals, various valuation techniques used by external managers as well as internal valuations using a variety of techniques including discounted cash flows, earnings multiple of comparable companies and comparable sales analyses.  Leveraged leases are carried at values taking into account the present value of future cash flows from the net investment.

(b)	Bonds and stocks classified as fair-value-through-profit-and-loss (“FVTPL”)

The FVTPL classification was elected for securities backing insurance and investment contract liabilities in order to substantially reduce an accounting mismatch arising from changes in the value of these assets and changes in the value recorded for the related insurance and investment contract liabilities. There would otherwise be a mismatch if the available-for-sale (“AFS”) classification was selected because changes in insurance and investment contract liabilities are reflected in net income rather than in other comprehensive income (“OCI”).

Gains (losses) on bonds and stocks classified as FVTPL

	three months ended September 30		nine months ended September 30
For the	2012	2011	2012	2011
Bonds	$1,185	$6,509	$3,109	$7,142
Stocks	449	(1,110)	782	(1,045)
Other invested assets – private stocks	105	60	164	144
(c)      Bonds and stocks classified as AFS

The Company’s investments in bonds and stocks classified as AFS are summarized below.

As at September 30, 2012	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Bonds
Canadian government & agency	$4,241	$174	$(199)	$4,216
U.S. government & agency	8,311	148	(49)	8,410
Other government & agency	1,867	61	(4)	1,924
Corporate	5,017	306	(55)	5,268
Mortgage/asset-backed securities	490	24	(27)	487
Total bonds	$19,926	$713	$(334)	$20,305
Stocks(1)	1,559	60	(83)	1,536
Other invested assets – private stocks	113	25	(11)	127
Total bonds and stocks	$21,598	$798	$(428)	$21,968

As at December 31, 2011
Bonds
Canadian government & agency	$5,546	$226	$(255)	$5,517
U.S. government & agency	7,758	154	(8)	7,904
Other government & agency	1,813	38	(7)	1,844
Corporate	4,867	229	(79)	5,017
Mortgage/asset-backed securities	572	22	(71)	523
Total bonds	$20,556	$669	$(420)	$20,805
Stocks(1)	1,577	41	(153)	1,465
Other invested assets – private stocks	119	13	(11)	121
Total bonds and stocks	$22,252	$723	$(584)	$22,391

(1) The largest single issuer represented 9% (December 31, 2011 – 9%) of the fair value of stocks classified as AFS.

 Manulife Financial Corporation – Third Quarter 2012

A tax expense of $99 (December 31, 2011 – $26) reduces the pre-tax net unrealized gain of $370 (December 31, 2011 – $139) above to $271 (December 31, 2011 – $113).

Securities that are designated as AFS are not actively traded but sales do occur as circumstances warrant.  Such sales result in a reclassification of any accumulated unrealized gain (loss) in accumulated other comprehensive income (“AOCI”) to net income as a realized gain (loss). The table below sets out the movement in unrealized gains (losses) on AFS securities during the quarter. In determining gains and losses on sale and transfer of AFS assets, cost is determined at the security lot level.

Sales of AFS securities

	three months ended September 30		nine months ended September 30
For the	2012	2011	2012	2011
Sale of bonds
Sale proceeds	$8,173	$11,779	$21,868	$23,231
Gross gains	88	1,120	641	1,453
Gross losses	(79)	(504)	(509)	(828)
Sale of stocks
Sale proceeds	511	282	1,209	1,165
Gross gains	55	44	120	148
Gross losses	(48)	(15)	(97)	(42)
Sale of other invested assets – private stocks
Sale proceeds	-	1	-	26
Gross gains	-	1	-	4
Gross losses	-	-	-	(2)
Sale of short-term securities
Sale proceeds	3,588	4,607	7,090	7,819
Gross gains	-	-	-	-
Gross losses	-	-	-	-

Unrealized losses on AFS securities
The Company monitors its portfolio of AFS securities on an ongoing basis to identify impairments based on objective evidence.  Analysis is conducted at the individual security lot level and includes an assessment of a significant or prolonged decline in the fair value of an individual security lot below its cost. The following table presents the Company’s unrealized loss aging for total bonds and stocks classified as AFS, by investment type and length of time the security was in a continuous unrealized loss position.

	Less than 12 months			12 months or more			Total
As at September 30, 2012	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses
Bonds
Canadian government & agency	$1,167	$1,133	$(34)	$1,247	$1,082	$(165)	$2,414	$2,215	$(199)
U.S. government & agency	3,163	3,114	(49)	-	-	-	3,163	3,114	(49)
Other government & agency	292	289	(3)	17	16	(1)	309	305	(4)
Corporate	607	577	(30)	199	174	(25)	806	751	(55)
Mortgage/asset-backed securities	94	79	(15)	61	49	(12)	155	128	(27)
Total bonds	$5,323	$5,192	$(131)	$1,524	$1,321	$(203)	$6,847	$6,513	$(334)
Stocks	755	688	(67)	89	73	(16)	844	761	(83)
Other invested assets – private stocks	3	3	-	55	44	(11)	58	47	(11)
Total bonds and stocks	$6,081	$5,883	$(198)	$1,668	$1,438	$(230)	$7,749	$7,321	$(428)

As at December 31, 2011
Bonds
Canadian government & agency	$1,474	$1,419	$(55)	$1,490	$1,290	$(200)	$2,964	$2,709	$(255)
U.S. government & agency	1,031	1,023	(8)	1	1	-	1,032	1,024	(8)
Other government & agency	649	643	(6)	18	17	(1)	667	660	(7)
Corporate	1,180	1,144	(36)	321	278	(43)	1,501	1,422	(79)
Mortgage/asset-backed securities	46	44	(2)	212	143	(69)	258	187	(71)
Total bonds	$4,380	$4,273	$(107)	$2,042	$1,729	$(313)	$6,422	$6,002	$(420)
Stocks	1,058	905	(153)	2	2	-	1,060	907	(153)
Other invested assets – private stocks	1	1	-	57	46	(11)	58	47	(11)
Total bonds and stocks	$5,439	$5,179	$(260)	$2,101	$1,777	$(324)	$7,540	$6,956	$(584)

 Manulife Financial Corporation – Third Quarter 2012

At September 30, 2012, there were 381 (December 31, 2011 – 507) AFS bonds with an aggregate gross unrealized loss of $334 (December 31, 2011 – $420), of which the single largest unrealized loss was $51 (December 31, 2011 – $81). The Company anticipates that these bonds will perform in accordance with their contractual terms and currently has found no objective evidence of impairment.

At September 30, 2012, there were 1,231 (December 31, 2011 – 1,358) publicly traded stocks with an aggregate gross unrealized loss of $83 (December 31, 2011 – $153), of which the single largest unrealized loss was $36 (December 31, 2011 – $40). The Company anticipates that these stocks will recover in value in the near term.

As of September 30, 2012, 83 per cent (December 31, 2011 – 78 per cent) of publicly traded securities in an unrealized loss position were trading at greater than 80 per cent of amortized cost. Based upon the Company’s current evaluation of these securities in accordance with its impairment policy, the Company has found no objective evidence of impairment and the carrying value is appropriate.  For securities listed above as being in an unrealized loss position of 12 months or more, the duration of impairment ranges principally from 12 to 24  months (December 31, 2011 – 12 to 24 months).

Contractual maturity of AFS bonds

The amortized cost and estimated fair value of AFS bonds by contractual maturity year are shown below.

As at September 30, 2012	Amortized Cost	Fair value
Maturity
One year or less	$1,444	$1,448
Over one year through five years	2,364	2,445
Over five years through ten years	2,889	3,101
Over ten years	12,739	12,824
Subtotal	$19,436	$19,818
Asset-backed and mortgage-backed securities	490	487
Total	$19,926	$20,305

Securitized assets, such as asset-backed securities (“ABS”), mortgage-backed securities (“MBS”) and collateralized mortgage obligations (“CMOs”), are not categorized by contractual maturity because estimated maturities may differ from contractual maturities due to security call or prepayment provisions.

Mortgage securitization

The Company securitizes certain insured fixed and variable rate commercial and residential mortgages and Home Equity Lines of Credit (“HELOC”) through creation of mortgage-backed securities under the Canadian Mortgage Bond Program (“CMB”), Government of Canada National Housing Act (“NHA”) MBS program, as well as to other third party investors.  Additionally, the Company mitigates credit risk on certain mortgages through transfers to third party investors.  Under IFRS, these transactions remain “on-balance sheet” and are accounted for as secured borrowings, as described in note 1(d) of the Company’s 2011 annual consolidated financial statements.

There are no expected credit losses on the mortgages that have been securitized under the Government of Canada CMB and NHA MBS programs and the HELOC securitization as they are government guaranteed. For the mortgages transferred to third party investors, credit risk is mitigated by the terms of the transfer arrangement. Benefits received from the transfers include interest spread between the asset and associated liability.

The carrying amount of securitized assets reflecting the Company’s continuing involvement with the mortgages and the associated liabilities is as follows.

As at September 30, 2012	Securitized assets
Securitization program	Securitized mortgages	Restricted cash and short-term securities	Total	Secured borrowing liabilities
HELOC securitization(1)	$1,000	$5	$1,005	$998
CMB securitization	279	206	485	482
NHA MBS securitization(2)	29	2	31	31
As at December 31, 2011
HELOC securitization(1)	$750	$4	$754	$747
CMB securitization	391	93	484	481
NHA MBS securitization(2)	39	-	39	39
Other	16	-	16	16

(1)
The restricted cash balance for the HELOC securitization reflects a cash reserve fund established in relation to the transactions.  The reserve will be drawn upon only in the event of insufficient cash flows from the underlying HELOCs to satisfy the secured borrowing liability.

(2)	Under the Government of Canada programs, cash received on the mortgages is held in a restricted cash account for the payment of the liability under the terms of the program.

 Manulife Financial Corporation – Third Quarter 2012

Note 4 Derivative and Hedging Instruments

Derivatives are financial contracts, the value of which is derived from underlying interest rates, foreign exchange rates, other financial instruments, commodity prices or indices.  The Company uses derivatives including swaps, forwards and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate permissible investments.

Swaps are over-the-counter (“OTC”) contractual agreements between the Company and a third party to exchange a series of cash flows based upon rates applied to a notional amount. For interest rate swaps, counterparties generally exchange fixed or floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve the exchange of principal amounts between parties as well as the exchange of interest payments in one currency for the receipt of interest payments in another currency. Total return swaps are contracts that involve the exchange of payments based on changes in the values of a reference asset, including any returns such as interest earned on these assets, in return for amounts based on reference rates specified in the contract.

Forward and futures agreements are contractual obligations to buy or sell a financial instrument, foreign currency or other underlying commodity on a predetermined future date at a specified price. Forward contracts are OTC contracts negotiated between counterparties, whereas futures agreements are contracts with standard amounts and settlement dates that are traded on regulated exchanges.

Options are contractual agreements whereby the holder has the right, but not the obligation, to buy (call option) or sell (put option) a security, exchange rate, interest rate or other financial instrument at a predetermined price/rate within a specified time.

See variable annuity guarantee dynamic hedging strategy in note 10(a) of the Company’s 2011 annual consolidated financial statements for an explanation of the Company’s dynamic hedging strategy for its variable annuity product guarantees.

Hedging relationships
The Company uses derivatives for economic hedging purposes. In certain circumstances, these hedges also meet the requirements for hedge accounting. Hedging relationships eligible for hedge accounting are designated as fair value hedges, cash flow hedges or as net investment hedges, as described below.

Fair value hedges
The Company uses interest rate swaps to manage its exposure to changes in the fair value of fixed rate financial instruments caused by changes in interest rates. The Company also uses cross currency swaps to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.

The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges in investment income. These investment gains (losses) are shown in the following table.

 Manulife Financial Corporation – Third Quarter 2012

Derivatives in fair value hedging relationships
For the three months ended September 30, 2012	Hedged items in fair value hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
Interest rate swaps	Fixed rate assets	$(106)	$88	$(18)
	Fixed rate liabilities	(11)	11	-
Foreign currency swaps	Fixed rate assets	(2)	-	(2)
Total		$(119)	$99	$(20)
For the three months ended September 30, 2011
Interest rate swaps	Fixed rate assets	$(1,326)	$1,185	$(141)
	Fixed rate liabilities	89	(89)	-
Foreign currency swaps	Fixed rate assets	(5)	8	3
	Floating rate liabilities	(26)	-	(26)
Total		$(1,268)	$1,104	$(164)
For the nine months ended September 30, 2012
Interest rate swaps	Fixed rate assets	$(242)	$174	$(68)
	Fixed rate liabilities	(34)	34	-
Foreign currency swaps	Fixed rate assets	(3)	1	(2)
Total		$(279)	$209	$(70)
For the nine months ended September 30, 2011

Interest rate swaps	Fixed rate assets	$(1,386)	$1,248	$(138)
	Fixed rate liabilities	105	(104)	1
Foreign currency swaps	Fixed rate assets	(4)	8	4
	Floating rate liabilities	(10)	1	(9)
Total		$(1,295)	$1,153	$(142)

Cash flow hedges
The Company uses interest rate swaps to hedge the variability in cash flows from variable rate financial instruments and forecasted transactions. The Company also uses cross currency swaps and foreign currency forward contracts to hedge the variability from foreign currency financial instruments and foreign currency expenses.

 Manulife Financial Corporation – Third Quarter 2012

The effects of derivatives in cash flow hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Changes in Equity are shown in the following table.

Derivatives in cash flow hedging relationships
For the three months ended September 30, 2012	Hedged items in cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Interest rate swaps	Forecasted liabilities	$8	$(3)	$-
Foreign currency swaps	Fixed rate assets	(1)	-	-
Foreign currency forwards	Forecasted expenses	6	-	-
Total return swaps	Stock-based compensation	5	-	-
Total		$18	$(3)	$-

For the three months ended September 30, 2011
Interest rate swaps	Forecasted liabilities	$(22)	$(3)	$-
Foreign currency swaps	Fixed rate assets	-	-	1
Foreign currency forwards	Forecasted expenses	(12)	-	-
Total return swaps	Stock-based compensation	(23)	-	-
Total		$(57)	$(3)	$1
For the nine months ended September 30, 2012
Interest rate swaps	Forecasted liabilities	$12	$(9)	$-
Foreign currency swaps	Fixed rate assets	(1)	-	-
Foreign currency forwards	Forecasted expenses	8	-	-
Total return swaps	Stock-based compensation	23	-	-
Total		$42	$(9)	$-

For the nine months ended September 30, 2011
Interest rate swaps	Forecasted liabilities	$(17)	$(9)	$-
Foreign currency swaps	Fixed rate assets	(1)	-	1
Foreign currency forwards	Forecasted expenses	(25)	-	-
Total return swaps	Stock-based compensation	(25)	-	-
Total		$(68)	$(9)	$1

The Company anticipates that net losses of approximately $24 will be reclassified from AOCI to earnings within the next twelve months. The maximum time frame for which variable cash flows are hedged is 29 years.

Hedges of net investments in net foreign operations
The Company primarily uses forward currency contracts, cross currency swaps and non-functional currency denominated debt to manage its foreign currency exposures to net investments in net foreign operations.

The effects of derivatives in net investment hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Changes in Equity are shown in the following table.

 Manulife Financial Corporation – Third Quarter 2012

Hedging instruments in net investment hedging relationships
For the three months ended September 30, 2012	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Currency swaps and interest rate swaps	$51	$-	$-
Non-functional currency denominated debt	39	-	-
Total	$90	$-	$-

For the three months ended September 30, 2011
Currency swaps and interest rate swaps	$(149)	$-	$-
Non-functional currency denominated debt	(82)	-	-
Total	$(231)	$-	$-

For the nine months ended September 30, 2012
Currency swaps and interest rate swaps	$53	$-	$-
Non-functional currency denominated debt	37	-	-
Total	$90	$-	$-

For the nine months ended September 30, 2011
Currency swaps and interest rate swaps	$(138)	$-	$-
Non-functional currency denominated debt	(49)	-	-
Total	$(187)	$-	$-

Derivatives not designated as hedging instruments
Derivatives used in portfolios supporting insurance contract liabilities are generally not designated as hedging instruments because the change in the value of the insurance contract liabilities hedged items in these portfolios is recorded through net income. Given the changes in fair value of these derivatives and related hedge risks are recognized in investment income as they occur, they generally offset with the change in hedged risk to the extent the hedges are effective. Interest rate and cross currency swaps are used in the portfolios supporting insurance contract liabilities to manage duration and currency risks.

The effects of derivatives in non-hedging relationships on the Consolidated Statements of Income are shown in the following table.

	three months ended September 30		nine months ended September 30
For the	2012	2011	2012	2011
Non-hedging relationships
Investment income (loss)
Interest rate swaps	$120	$7,296	$1,352	$7,724
Credit default swaps	1	-	2	-
Stock futures	(907)	1,784	(2,005)	1,316
Currency futures	5	67	(6)	-
Interest rate futures	(26)	(245)	(104)	(300)
Interest rate options	(4)	(1)	1	(1)
Total return swaps	9	(24)	(3)	(26)
Foreign currency swaps	80	(226)	54	(224)
Foreign currency forwards	3	(34)	(16)	(22)
Total investment income (loss) from derivatives in non-hedging relationships	$(719)	$8,617	$(725)	$8,467

 Manulife Financial Corporation – Third Quarter 2012

Fair value of derivatives
The pricing models used to value OTC derivatives are based on market standard valuation methodologies and the inputs to these models are consistent with what management believes a market participant would use when pricing the instruments.  Derivative valuations can be affected by changes in interest rates, currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract) and volatility. The significant inputs to the pricing models for most OTC derivatives are inputs that are observable or can be corroborated by observable market data. Inputs that are observable generally include: interest rates, foreign currency exchange rates and interest rate curves.  However, certain OTC derivatives may rely on inputs that are significant to the fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Inputs that are unobservable generally include: broker quotes, volatilities and inputs that are outside of the observable portion of the interest rate curve or other relevant market measures. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what market participants would use when pricing such instruments. The Company's use of unobservable inputs is limited and the impact on derivative fair values does not represent a material amount as evidenced by the limited amount of Level 3 derivatives in note 8. The credit risk of both the counterparty and the Company are considered in determining the fair value for all OTC derivatives after taking into account the effects of netting agreements and collateral arrangements.

The fair value of derivative instruments is summarized by term to maturity in the following table.  Fair values shown do not incorporate the impact of master netting agreements (see note 7).

Term to maturity	Less than	1 to 3	3 to 5	Over 5
As at September 30, 2012	1 year	years	years	years	Total
Derivative assets	$59	$255	$403	$15,628	$16,345
Derivative liabilities	84	279	378	6,932	7,673

As at December 31, 2011
Derivative assets	$67	$198	$469	$14,738	$15,472
Derivative liabilities	115	342	387	6,783	7,627

The gross notional amount and the fair value of derivative contracts by the underlying risk exposure for all derivatives in hedging and non-hedging relationships are summarized in the following table.

 Manulife Financial Corporation – Third Quarter 2012

As at	September 30, 2012			December 31, 2011
	Notional	Fair value		Notional	Fair value
Type of hedge / Instrument type	amount	Assets	Liabilities	amount	Assets	Liabilities
Qualifying hedging relationships
Fair value hedges
Interest rate swaps	$9,085	$116	$1,669	$8,294	$150	$1,905
Foreign currency swaps	69	-	30	71	-	28
Cash flow hedges
Interest rate swaps	98	2	-	119	-	8
Foreign currency swaps	125	-	9	8	1	-
Foreign exchange forward contracts	215	12	-	205	4	-
Equity contracts	89	-	6	48	1	11
Net investment hedges
Interest rate swaps	650	226	-	650	216	-
Foreign currency swaps	810	-	182	810	-	225
Total derivatives in hedging relationships	$11,141	$356	$1,896	$10,205	$372	$2,177
Non-hedging relationships
Interest rate swaps	$136,553	$15,446	$5,330	$119,458	$14,559	$4,911
Interest rate futures	7,357	-	-	8,309	-	-
Interest rate options	1,127	42	-	342	9	-
Foreign currency swaps	6,567	484	433	6,725	523	523
Currency rate futures	5,342	-	-	5,185	-	-
Foreign exchange forward contracts	608	3	-	618	3	2
Bond forward contracts	10	-	-	-	-	-
Equity contracts	264	8	14	142	2	13
Credit default swaps	226	6	-	250	4	1
Equity futures	17,192	-	-	16,320	-	-
Total derivatives in non-hedging relationships	$175,246	$15,989	$5,777	$157,349	$15,100	$5,450
Total derivatives	$186,387	$16,345	$7,673	$167,554	$15,472	$7,627

Note 5 Fixed Deferred Annuity Coinsurance Transactions

On June 29, 2012, the Company entered into a coinsurance agreement to insure 90 per cent of its fixed deferred annuity business from John Hancock U.S.A. with an effective date of April 1, 2012.  Under the terms of the agreement, the Company will maintain responsibility for servicing of the policies and managing some of the assets and has retained the remaining exposure.

On September 25, 2012, the Company entered into a coinsurance agreement to insure 90 per cent of its fixed deferred annuity business from John Hancock Life Insurance Company of New York with an effective date of July 1, 2012.  Under the terms of the agreement, the Company will maintain responsibility for servicing of the policies and has retained the remaining exposure.

The transactions were structured such that the Company transferred the actuarial liabilities and related invested assets which included US$7,178 in cash and other invested assets backing the actuarial liabilities.    With these transactions, the Company has now reinsured approximately 89 per cent of its book value fixed deferred annuity business.

Note 6 Policy Liabilities

The Company monitors experience and reviews the assumptions used in the calculation of policy liabilities on an ongoing basis to ensure they appropriately reflect future expected experience and any changes in the risk profile of the business.  Any changes to the methods and assumptions used in projecting future asset and liability cash flows will result in a change in policy liabilities.  For the three months ended September 30, 2012 the impact of changes in assumptions and model enhancements resulted in an increase in reserves of $1,568 (2011 – $815).  Net of the impacts on participating surplus and minority interests, shareholders’ pre-tax income decreased by $1,385 (2011 – $963).  These pre-tax amounts are reported in the Corporate and Other segment of the Company’s income statement.

The $1,568 impact on policy liabilities of changes in assumptions and methods in the third quarter of 2012 included increases for policyholder behaviour assumptions and investment related items, and decreases for mortality and morbidity, investment expenses and refinements in modeling of both asset and liability cash flows.  Policy liabilities increased $732 as the result of updates to stochastic parameters for segregated fund products partly offset by a reduction in valuation margins for segregated fund business that is dynamically hedged.  Policy liabilities increased $722 for updates to U.S. variable annuity lapse and withdrawal assumptions, and $441 for updates to lapse assumptions for certain U.S. and Japan Life insurance products.  Policy liabilities increased $224 as the result of refinements to the modeling of alternate asset cash flows and updates to interest rates for certain participating business in Canada, partly offset by the impact of updating return assumptions for alternative assets and refinements to the modeling of corporate spreads.  Policy liabilities decreased by $196 reflecting favourable morbidity experience in Japan, favourable insurance mortality in Canada as well as

 Manulife Financial Corporation – Third Quarter 2012

refinements to U.S. Life mortality, offset by strengthening for updates to annuitant and segregated fund mortality in Canada.  Policy liabilities decreased by $206 reflecting favourable investment expenses and partly offset by an update to letter of credit costs in the U.S. A number of model-related items across several business units resulted in a reserve release of $149.

The impact from updates to the ultimate reinvestment rates (“URR”) in Canada and the United States resulted in an increase in policy liabilities of $993 in the second quarter of 2012.  The balance, a reserve release of $9, was due to refinements in projections of liability cash flows.

The $18 decrease in policy liabilities for changes in actuarial assumptions and model enhancements in the first quarter of 2012 was related to refinements of methods for projecting asset and liability cash flows across several business units, mainly in the U.S.

The $815 impact on policy liabilities for changes in assumptions and model enhancements in the third quarter of 2011 included increases for policyholder behaviour assumptions, investment returns, expenses and refinements in modeling of liability cash flows and net decreases in policy liabilities for mortality.  Policy liabilities increased $754 for updates to older age U.S. Life mortality, offset by $1,180 for updates to other mortality assumptions and for the implementation of mortality and morbidity improvement assumptions in actuarial liabilities for non annuity business.  Policy liabilities increased $548 for updates to policyholder behaviour assumptions on variable annuity and segregated fund guarantee products as well as updated lapse rates and premium persistency assumptions for several insurance businesses. Policy liabilities increased by $445 for updates to investment return assumptions, most notably for updates to interest rates used in the commutation of guaranteed minimum withdrawal benefit business in Canada and updates to certain non-fixed income assumptions (including future non-fixed income acquisitions).  Policy liabilities were increased by $155 for updates to expenses mainly related to U.S. Life maintenance expenses and updated modeling for the anticipated costs of letters of credit.  A number of offsetting modeling items resulted in a reserve increase of $93 and included reserve increases for updates to the modeling of certain payout annuities and refinements to the modeling of guaranteed minimum withdrawal benefit amounts, with an offset for the impact of a system conversion in the U.S.

In the second quarter of 2011, the change in methods and assumptions increased policy liabilities by $601. $552 of this amount was related to the annual updates for the ultimate reinvestment rates used in the valuation of policy liabilities. The balance was due to various refinements of methods and models that are used to project future policy cash flows across several business units. The process improvement that the Company made over the previous twelve months enabled it to estimate the impact of the annual update of the URR in the second quarter of 2011, rather than including it in the annual basis change scheduled for the third quarter. This estimate was trued up in the third quarter of 2011 as part of the annual review of actuarial methods and assumptions.

In the first quarter of 2011, the change in actuarial methods and assumptions increased insurance contract liabilities by $105. This was related mainly to refinements of methods and models that are used to project future insurance contract cash flows across several business units. Of the $105, $36 related to a refinement in the calculation of an embedded derivative.

Note 7 Risk Management

Sensitivities and risk exposure measures

Caution related to sensitivities: In these Consolidated Interim Financial Statements, the Company has provided sensitivities and risk exposure measures for certain risks.  These include sensitivities  due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity assumed in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged.  Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of the Company’s internal models.  For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below.  Given the nature of these calculations, the Company cannot provide assurance that the actual impact on net income attributed to shareholders will be as indicated.

Variable annuity and segregated fund guarantees
The table below provides information related to the Company’s variable annuities and segregated funds products with guarantees. Under IFRS, the guarantees associated with these products are considered to be embedded derivatives. However, as these guarantees either contain significant insurance risk and/or are closely related to the host contract, the embedded derivatives are not required to be accounted for separately at fair value in the Company’s consolidated financial statements. Variable annuity and segregated fund guarantees make up the most material portion of the embedded derivatives exempt from separate measurement at fair value.

Variable annuity products with Guaranteed Minimum Death Benefit (“GMDB”) features guarantee the contract holder a minimum payment on death of, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals; (b) the total deposits made to the contract adjusted for any partial withdrawals plus a minimum return; or (c) the highest contract fund value on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Accumulation Benefit (“GMAB”) features guarantee the contract holder a minimum payment at the end of a specified term of either, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals; or (b) the highest contract fund valued on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Income Benefit (“GMIB”) features provide a guaranteed minimum lifetime annuity, which may be elected by the contract holder after a stipulated waiting period (seven to 15 years). The Company ceased selling products with this guarantee in 2004.

 Manulife Financial Corporation – Third Quarter 2012

Variable annuity products with Guaranteed Minimum Withdrawal Benefit (“GMWB”) features provide contract holders a minimum annual withdrawal amount over a specified time period or in some cases for as long as they live or as long as either they or their spouse lives, of a specified percentage of a benefit base, equaling total deposits adjusted for prior withdrawals in excess of specified allowed amounts. In some cases, depending on contract features, the benefit base may be increased at specified dates either (a) to the contract fund value if higher, or (b) by specified amounts in the case no withdrawals are made by the contract holder.

Variable annuity and segregated fund guarantees

As at	September 30, 2012			December 31, 2011
	Guarantee value	Fund value	Amount at risk(4)	Guarantee value	Fund value	Amount at risk(4)
Guaranteed minimum income benefit(1)	$6,707	$5,062	$1,654	$7,518	$5,358	$2,163
Guaranteed minimum withdrawal benefit	65,210	58,538	7,107	66,655	56,954	9,907
Guaranteed minimum accumulation benefit	21,846	22,182	2,089	23,509	23,030	2,813
Gross living benefits(2)	$93,763	$85,782	$10,850	$97,682	$85,342	$14,883
Gross death benefits(3)	13,764	11,365	2,315	15,202	11,614	3,232
Total gross of reinsurance and hedging	$107,527	$97,147	$13,165	$112,884	$96,956	$18,115
Living benefits reinsured	$5,837	$4,410	$1,433	$6,491	$4,622	$1,871
Death benefits reinsured	3,821	3,249	770	4,360	3,430	1,104
Total reinsured	$9,658	$7,659	$2,203	$10,851	$8,052	$2,975
Total, net of reinsurance	$97,869	$89,488	$10,962	$102,033	$88,904	$15,140
Living benefits dynamically hedged	$54,600	$51,876	$4,288	$55,522	$50,550	$6,346
Death benefits dynamically hedged	5,353	4,063	485	5,133	3,461	739
Total dynamically hedged	$59,953	$55,939	$4,773	$60,655	$54,011	$7,085
Living benefits retained	$33,326	$29,496	$5,129	$35,669	$30,170	$6,666
Death benefits retained	4,590	4,053	1,060	5,709	4,723	1,389
Total, net of reinsurance and dynamic hedging	$37,916	$33,549	$6,189	$41,378	$34,893	$8,055

(1)	Contracts with guaranteed long-term care benefits are included in this category.

(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (3).

(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For GMDB, the net amount at risk is defined as the current GMDB in excess of the current account balance.  For GMIB, the net amount at risk is defined as the excess of the current annuitization income base over the current account value.  For all guarantees, the net amount at risk is floored at zero at the single contract level.

Publicly traded equity performance risk – risk exposure measures

The table below shows the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities, including embedded derivatives.  The potential impact is shown assuming that the change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities and is also shown assuming the change in value is not completely offset.  While the Company cannot reliably estimate the amount of the change in dynamically hedged variable annuity liabilities that will not be offset by the profit or loss on the dynamic hedge assets, the Company makes certain assumptions for the purposes of estimating the impact on shareholders’ net income. The Company reports the impact based on the assumption that for a 10, 20 and 30 per cent decrease in the market value of equities, the gains from the hedge assets offsets 80, 75 and 70 per cent, respectively, of the loss arising from the change in the policy liabilities associated with the guarantees dynamically hedged. For a 10, 20 and 30 per cent increase in the market value of equities, the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.

 Manulife Financial Corporation – Third Quarter 2012

Potential impact on annual net income attributed to shareholders arising from changes to public equity returns(1)

As at September 30, 2012	-30%	-20%	-10%	10%	20%	30%
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(2)	$(1,500)	$(920)	$(410)	$310	$530	$630
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(3)	(960)	(490)	(170)	(120)	(270)	(420)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(2),(3)	$(2,460)	$(1,410)	$(580)	$190	$260	$210

As at December 31, 2011
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(2)	$(2,050)	$(1,280)	$(600)	$500	$910	$1,220
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(3)	(950)	(500)	(180)	(140)	(300)	(480)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(2),(3)	$(3,000)	$(1,780)	$(780)	$360	$610	$740

(1)	See “Caution related to sensitivities” above.
(2)
The impact for component related to general fund equities is calculated at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank of Canada. The sensitivities assume that the participating insurance contract funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(3)
For a 10, 20 and 30 per cent market decrease, the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities associated with insurance contracts, respectively. For a 10, 20 and 30 per cent market increase, the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.

Interest rate risk – risk exposure measures
The following table shows the potential impact on net income attributed to shareholders of a change of one per cent in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates and corporate spreads, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. Any impact of moving to a more conservative prescribed reinvestment  scenario, should interest rates and spreads decline in parallel and by the amounts indicated, is incorporated into the earnings sensitivities.  For this reason, the impact of changes to rates for less than, or more than, the amounts indicated are unlikely to be linear relative to this estimate. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.  The impact does not allow for any potential changes to the ultimate reinvestment rate (“URR”) assumptions or other potential impacts of lower interest rate levels.

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities, including embedded derivatives and before the impact of the change in value of AFS fixed income investments(1),(2)

	September 30, 2012				December 31, 2011
As at	-100	bp	+100	bp	-100	bp	+100	bp
General fund products	$(400)		$(100)		$(500)		$350
Variable annuity guarantees(3)	(200)		300		(500)		350
Total	$(600)		$200		$(1,000)		$700

(1)	See ”Caution related to sensitivities” above.

(2)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(3)	For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

The decrease in sensitivity from December 31, 2011 was primarily attributable to an updated booking scenario which resulted in a reserve scenario that was less sensitive to the impact of changes in interest rates, a reduction in swap yields during the period, management actions to realign certain liability segments to reduce interest rate sensitivity and the reinsurance of certain blocks of annuity business in the second and third quarters of 2012.

 Manulife Financial Corporation – Third Quarter 2012

The potential impact on annual net income attributed to shareholders provided in the table above does not include any impact arising from the sale of fixed income assets held in the Company’s surplus segment.  Changes in the market value of these assets, if realized, may provide a natural economic offset to the interest rate risk arising from the Company’s product liabilities.  In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income unrealized gains or losses.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on annual net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

As at	September 30, 2012	December 31, 2011
Corporate spreads(4)
Increase 50 basis points	$600	$500
Decrease 50 basis points	(1,200)	(900)
Swap spreads
Increase 20 basis points	$(700)	$(600)
Decrease 20 basis points	700	600

(1)	See ”Caution related to sensitivities” above. Actual results may differ materially from these estimates.

(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)	Corporate spreads are assumed to grade to the expected long-term average over five years. Sensitivities to 50 basis point change in corporate spreads were estimated at December 31, 2011.

Corporate spreads declined in 2012.  This resulted in an increase in sensitivity to a 50 basis point decline in corporate spreads compared with December 31, 2011.  Based on spreads at September 30, 2012, a 50 basis point decline in corporate spreads would result in a movement to a more conservative prescribed reinvestment scenario for policy liability valuation.  For this reason, the impact of changes to rates for less than, or more than, the amounts indicated are unlikely to be linear.  The increase in sensitivities to a 20 basis point increase change in swap spreads is the result of additional swaps that were added during the period.

Credit risk

Credit quality
For mortgages and private placements, the Company evaluates credit quality through regular monitoring of credit related exposures, considering both qualitative and quantitative factors in assigning an internal risk rating.  These ratings are updated at least annually.

A write-off is recorded when internal risk ratings indicate that a loss represents the most likely outcome.  The assets are designated as non-accrual and an allowance is established based on an analysis of the security and repayment sources.

The following table summarizes the recorded investment by credit quality indicator.

As at September 30, 2012	AAA	AA	A	BBB	BB	B & lower	Total
Loans (excluding Manulife Bank of Canada)
Private placements	$838	$2,430	$5,293	$8,612	$823	$1,229	$19,225
Mortgages	2,128	1,976	3,532	11,045	574	416	19,671
Total	$2,966	$4,406	$8,825	$19,657	$1,397	$1,645	$38,896

As at December 31, 2011
Loans (excluding Manulife Bank of Canada)
Private placements	$608	$2,436	$5,902	$8,977	$1,178	$1,193	$20,294
Mortgages	2,262	1,802	3,835	12,546	714	419	21,578
Total	$2,870	$4,238	$9,737	$21,523	$1,892	$1,612	$41,872

For loans and mortgages held by Manulife Bank of Canada, the Company assigns an internal risk rating ranging from “1 – little or no risk” to “8 – doubtful”.  The internal risk ratings are updated at least annually and reflect the credit quality of the lending asset including such factors as original credit score and product characteristics.

 Manulife Financial Corporation – Third Quarter 2012

Full or partial write-offs of loans are recorded when management believes there is no realistic prospect of full recovery.  Write-offs, net of recoveries, are deducted from the allowance for credit losses.  All impairments are captured in the allowance for credit losses.

The following table summarizes the recorded investment by credit quality indicator.

As at September 30, 2012	1	2	3	4 & lower	Total
Manulife Bank of Canada
Mortgages	$-	$9,224	$5,467	$97	$14,788
Bank loans		405	1,757	40	2,202
Total	$-	$9,629	$7,224	$137	$16,990

As at December 31, 2011
Manulife Bank of Canada
Mortgages	$-	$9,766	$3,605	$74	$13,445
Bank loans	-	414	1,840	34	2,288
Total	$-	$10,180	$5,445	$108	$15,733
Past due or credit impaired financial assets
The Company provides for credit risk by establishing allowances against the carrying value of impaired loans and recognizing impairment losses on AFS bonds. Impairment losses on AFS bonds are recognized in income on an individual basis when there is objective evidence of impairment. Impairment is considered to have occurred when it is deemed probable that the Company will not be able to collect all amounts due according to contractual terms of the bond. In addition, the Company reports as an impairment certain declines in the fair value of bonds designated as FVTPL which it deems represent an impairment.

The following table summarizes the carrying value or impaired value, in the case of impaired bonds, of the Company’s financial assets that are considered past due or impaired.

	Past due but not impaired
As at September 30, 2012	Less than 90 days	90 days and greater	Total	Total impaired
Bonds
FVTPL	$21	$-	$21	$211
AFS	-	1	1	40
Loans
Private placements	135	8	143	103
Mortgages and bank loans	85	25	110	114
Other financial assets	84	54	138	2
Total	$325	$88	$413	$470

As at December 31, 2011
Bonds
FVTPL	$-	$-	$-	$166
AFS	1	-	1	43
Loans
Private placements	117	-	117	182
Mortgages and bank loans	139	67	206	91
Other financial assets	21	56	77	4
Total	$278	$123	$401	$486

 Manulife Financial Corporation – Third Quarter 2012

The following table summarizes the Company’s loans that are considered impaired.

Impaired loans As at and for the nine months ended September 30, 2012	Recorded investment(1)	Unpaid principal balance	Related allowance	Average recorded investment(1)	Interest income recognized
Private placements	$135	$156	$32	$190	$-
Mortgages and bank loans	164	156	50	170	-
Total	$299	$312	$82	$360	$-

As at and for the year ended December 31, 2011
Private placements	$223	$336	$41	$251	$-
Mortgages and bank loans	144	143	53	163	-
Total	$367	$479	$94	$414	$-

(1)	Recorded investment is the carrying amount of the investment after any direct write-offs, but before deducting any related allowances for impairment.

Allowance for loan losses

For the three months ended September 30,			2012			2011
	Mortgages and bank loans	Private placements	Total	Mortgages and bank loans	Private placements	Total
Balance, July 1	$55	$39	$94	$50	$49	$99
Provisions	5	2	7	9	6	15
Recoveries	(3)	(7)	(10)	(5)	(18)	(23)
Write-offs(1)	(7)	(2)	(9)	3	7	10
Balance, September 30	$50	$32	$82	$57	$44	$101

For the nine months ended September 30,			2012			2011
Balance, January 1	$53	$41	$94	$34	$84	$118
Provisions	21	3	24	38	11	49
Recoveries	(9)	(7)	(16)	(19)	(33)	(52)
Write-offs(1)	(15)	(5)	(20)	4	(18)	(14)
Balance, September 30	$50	$32	$82	$57	$44	$101

(1)  Includes disposals and impact of changes in foreign exchange rates.

Troubled debt restructurings
The Company may from time to time grant concessions or agree to modified terms with a borrower experiencing financial difficulty, which constitutes troubled debt restructurings. The revised terms of these troubled debt restructurings may include an extension of the maturity date, a reduced interest rate, a deferral of interest due, or covenant modifications and waivers. These loans are considered for impairment in accordance with the Company’s normal and customary credit review process, and any changes in terms from the restructurings are considered in determining whether any adjustments to allowances for credit losses are needed. Recording of impairment may not always be required, particularly if the loan has been impaired in a prior period. If the loan has been previously impaired and the Company expects the borrower to perform in accordance with the restructured terms, the resultant financial impact to the Company is generally not material.

For the nine months ended September 30, 2012, the Company had 10 mortgages and 1 unsecured private placement modified in restructurings (2011 – 3 and 1, respectively), with total pre-modification and post-modification recorded investment amounts of $89 and $83, respectively (2011 – $40 and $35, respectively).

Securities lending, repurchase and reverse repurchase transactions
The Company engages in securities lending to generate fee income. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned to the Company.  The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the underlying loaned securities fluctuates. As at September 30, 2012, the Company had loaned securities (which are included in invested assets) with a market value of $1,548 (December 31, 2011 – $1,274). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

 Manulife Financial Corporation – Third Quarter 2012

The Company engages in repurchase and reverse repurchase transactions to generate fee income and to take possession of securities to cover short positions in similar instruments.  As at September 30, 2012, the Company had engaged in reverse repurchase transactions of $134 (December 31, 2011 – $64) which are recorded as a short-term receivable.  There were outstanding repurchase agreements of $310 as at September 30, 2012 (December 31, 2011 – $624).

Credit default swaps

The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDSs”) in order to complement its cash bond investing.  The Company will not employ CDS to leverage in its CDS program and, therefore, will not write CDS protection in excess of its government bond holdings.  A CDS is a derivative instrument representing an agreement between two parties to exchange the credit risk of a single specified entity or an index based on the credit risk of a group of entities (all commonly referred to as the “reference entity” or a portfolio of “reference entities”), in return for a periodic premium.  CDS contracts typically have a five year term.

The following table provides details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at September 30, 2012	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1)
Corporate debt
AAA	$ 25	$1	4
AA	84	2	4
A	118	3	4
Total single name CDSs	$227	$6	4
Total CDS protection sold	$227	$6	4

As at December 31, 2011
Single name CDSs(1)
Corporate debt
AAA	$ 25	$1	5
AA	87	2	5
A	107	1	5
Total single name CDSs	$219	$4	5
Total CDS protection sold	$219	$4	5

(1)	The rating agency designations are based on S&P where available followed by Moody’s, DBRS and Fitch. If no rating is available from a rating agency, an internally developed rating is used.

(2)
Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligation.

(3)	The weighted average maturity of the credit default swaps is weighted based on notional amounts.

The Company holds no purchased credit protection at September 30, 2012. At December 31, 2011 Company held purchased credit protection with a total notional amount of $32 and fair value of $(1). At December 31, 2011, the average credit rating of the counterparties guaranteeing the underlying credit was A+ and the weighted average maturity was 5 years.

Derivatives
The Company’s exposure to loss on derivatives is limited to the amount of any net gains that may have accrued with a particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in negative positions and the impact of collateral on hand.  The Company seeks to limit the risk of credit losses from derivative counterparties by: establishing a minimum acceptable counterparty credit rating of A- from external rating agencies; entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold. All contracts are held with counterparties rated A- or higher.  As at September 30, 2012, the percentage of the Company’s derivative exposure which was with counterparties rated AA- or higher amounted to 26 per cent (December 31, 2011 – 26 per cent). The Company’s exposure to credit risk was mitigated by $10,156 fair value of collateral held as security as at September 30, 2012 (December 31, 2011 – $8,922).

As at September 30, 2012, the largest single counterparty exposure, without taking into account the impact of master netting agreements or the benefit of collateral held, was $3,156 (December 31, 2011 – $3,029). The net exposure to this counterparty, after taking into account master netting agreements and the fair value of collateral held, was $1 (December 31, 2011 – $7). As at September 30, 2012, the total maximum credit exposure related to derivatives across all counterparties, without taking into account the impact of master netting agreements and the benefit of collateral held, was $16,806 (December

 Manulife Financial Corporation – Third Quarter 2012

31, 2011 – $15,924).  Net exposure across all counterparties, after taking into account master netting agreements and the benefit of fair value of collateral held, was $68 (December 31, 2011 – $293).

Note 8 Fair Value of Financial Instruments

Financial instruments measured at fair value on the Consolidated Statements of Financial Position
The Company categorizes its fair value measurements according to a three level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques for determining the fair value of the financial instrument. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined in the notes to the Consolidated Financial Statements in the Company’s 2011 Annual Report.

The following tables present the Company’s financial assets and liabilities that are carried at fair value, categorized by level under the fair value hierarchy.

Fair value of financial instruments
As at September 30, 2012	Total fair value	Level 1	Level 2	Level 3
ASSETS
Cash and short-term securities
FVTPL	$717	$-	$717	$-
AFS	6,364	-	6,364	-
Other	3,218	3,218	-	-
Bonds
FVTPL
Canadian government & agency	13,000	-	12,865	135
U.S. government & agency	18,279	-	18,101	178
Other government & agency	12,287	-	11,547	740
Corporate	52,740	-	50,515	2,225
Residential mortgage/asset-backed securities	214	-	13	201
Commercial mortgage/asset-backed securities	1,594	-	1,415	179
Other securitized assets	1,626	-	1,488	138
AFS
Canadian government & agency	4,216	-	3,755	461
U.S. government & agency	8,410	-	8,407	3
Other government & agency	1,924	-	1,849	75
Corporate	5,268	-	5,076	192
Residential mortgage/asset-backed securities	123	-	71	52
Commercial mortgage/asset-backed securities	172	-	136	36
Other securitized assets	192	-	151	41
Stocks
FVTPL	9,697	9,697	-	-
AFS	1,536	1,536	-	-
Other invested assets(1)
Private stocks FVTPL	4,583	1	-	4,582
Private stocks AFS	127	-	1	126
Derivative assets
Interest rate contracts	15,832	-	15,755	77
Foreign exchange contracts	499	-	498	1
Equity contracts	8	-	4	4
Credit default swaps	6	-	6	-
Segregated funds net assets(2)	205,841	188,046	15,617	2,178
Total assets carried at fair value	$368,473	$202,498	$154,351	$11,624
LIABILITIES
Derivative liabilities
Interest rate contracts	$6,999	$-	$6,942	$57
Foreign exchange contracts	654	-	603	51
Equity contracts	20	-	-	20
Investment contract liabilities	632	-	632	-
Total liabilities carried at fair value	$8,305	$-	$8,177	$128
(1)	Only private stocks that are carried at fair value are included.

(2)
Segregated funds net assets are recorded at fair value. Investment performance related to segregated funds net assets is fully offset by corresponding amounts credited to contract holders whose interest in the segregated funds net assets is recorded by the Company as segregated funds net liabilities.

 Manulife Financial Corporation – Third Quarter 2012

Fair value of financial instruments
As at December 31, 2011	Total fair value	Level 1	Level 2	Level 3
ASSETS
Cash and short-term securities
FVTPL	$568	$-	$568	$-
AFS	8,473	-	8,473	-
Other	3,772	3,772	-	-
Bonds
FVTPL
Canadian government & agency	11,030	-	10,813	217
U.S. government & agency	20,108	-	19,895	213
Other government & agency	10,318	-	9,650	668
Corporate	53,091	-	51,090	2,001
Residential mortgage/asset-backed securities	313	-	17	296
Commercial mortgage/asset-backed securities	3,170	-	2,898	272
Other securitized assets	1,652	-	1,505	147
AFS
Canadian government & agency	5,517	-	5,380	137
U.S. government & agency	7,904	-	7,902	2
Other government & agency	1,844	-	1,780	64
Corporate	5,017	-	4,738	279
Residential mortgage/asset-backed securities	94	-	13	81
Commercial mortgage/asset-backed securities	240	-	194	46
Other securitized assets	189	-	145	44
Stocks
FVTPL	8,778	8,778	-	-
AFS	1,465	1,465	-	-
Other invested assets(1)
Private stocks FVTPL	4,062	1	-	4,061
Private stocks AFS	121	-	1	120
Derivative assets
Interest rate contracts	14,934	-	14,848	86
Foreign exchange contracts	531	-	530	1
Equity contracts	3	-	-	3
Credit default swaps	4		-	4
Segregated funds net assets(2)	196,058	179,703	14,167	2,188
Total assets carried at fair value	$359,256	$193,719	$154,607	$10,930
LIABILITIES
Derivative liabilities
Interest rate contracts	$6,824	$-	$6,748	$76
Foreign exchange contracts	778	-	739	39
Equity contracts	24	-	-	24
Credit default swaps	1	-	-	1
Investment contract liabilities	748	-	748	-
Total liabilities carried at fair value	$8,375	$-	$8,235	$140

(1)	Only private stocks that are carried at fair value are included.
(2)
Segregated funds net assets are recorded at fair value. Investment performance related to segregated funds net assets is fully offset by corresponding amounts credited to contract holders whose interest in the segregated funds net assets is recorded by the Company as segregated funds net liabilities.

Assets and liabilities measured at fair value on the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)

The tables below provide a fair value roll forward for the financial instruments for which significant unobservable inputs (Level 3) are used in the fair value measurement.  The Company classifies the fair values of financial instruments within Level 3 if there are no observable markets for the instruments or, in the absence of active markets, the majority of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values and, therefore, the gains and losses in the tables below include changes in fair value due partly to observable and unobservable factors.

 Manulife Financial Corporation – Third Quarter 2012

Roll forward of financial instruments measured at fair value using significant unobservable inputs (Level 3)

The following table presents a roll forward for all financial instruments measured at fair value using significant unobservable inputs (Level 3) for the three months ended September 30, 2012:

		Net realized / unrealized gains (losses) included in:				Transfers
	Balance as at July 1, 2012	Net income(1)	OCI(2)	Purchases	Sales	Into Level 3(3)	Out of Level 3(3)	Currency movement	Balance as at September 30, 2012	Change in unrealized gains (losses) on instruments still held (4)
Bonds
FVTPL
Canadian government & agency	$133	$2	$-	$-	$-	$-	$-	$-	$135	$2
U.S. government & agency	216	(5)	-	31	-	-	(59)	(5)	178	(5)
Other government & agency	719	9	-	33	(6)	-	-	(15)	740	10
Corporate	2,137	57	-	96	(13)	45	(53)	(44)	2,225	90
Residential mortgage/asset- backed securities	221	22	-	-	(34)	-	-	(8)	201	29
Commercial mortgage/asset- backed securities	204	7	-	-	(23)	-	(2)	(7)	179	8
Other securitized assets	157	-	-	-	(14)	-	-	(5)	138	16
	$3,787	$92	$-	$160	$(90)	$45	$(114)	$(84)	$3,796	$150
AFS
Canadian government & agency	$452	$-	$1	$216	$(207)	$-	$(1)	$-	$461	$-
U.S. government & agency	2	-	-	1	-	-	-	-	3	-
Other government & agency	74	-	-	2	(1)	-	-	-	75	-
Corporate	195	-	2	5	(5)	-	(1)	(4)	192	-
Residential mortgage/asset- backed securities	58	(1)	6	-	(9)	-	-	(2)	52	-
Commercial mortgage/asset- backed securities	39	-	1	-	(3)	-	-	(1)	36	-
Other securitized assets	45	(5)	4	-	(2)	-	-	(1)	41	-
	$865	$(6)	$14	$224	$(227)	$-	$(2)	$(8)	$860	$-

Stocks
AFS	$10	$-	$-	$-	$(10)	$-	$-	$-	$-	$-
Other invested assets
Private stocks FVTPL	4,378	98	-	377	(146)	-	-	(125)	4,582	64
Private stocks AFS	131	-	2	-	(4)	-	-	(3)	126	-
	$4,519	$98	$2	$377	$(160)	$-	$-	$(128)	$4,708	$64
Net derivatives	$39	$6	$5	$12	$(15)	$-	$(83)	$(10)	$(46)	$4
Segregated funds net assets	2,179	8	-	92	(24)	-	-	(77)	2,178	13
	$11,389	$198	$21	$865	$(516)	$45	$(199)	$(307)	$11,496	$231

(1)
These amounts are included in investment income on the Consolidated Statements of Income, except for the segregated funds amount which is included in the Investment related section of the changes in net assets for segregated funds (note 15).

(2)	These amounts are included in accumulated other comprehensive income (loss) on the Consolidated Statements of Financial Position.

(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

(4)	Amounts relate to those unrealized gains (losses) included in investment income for the period.

 Manulife Financial Corporation – Third Quarter 2012

The following table presents a roll forward for all financial instruments measured at fair value using significant unobservable inputs (Level 3) for the three months ended September 30, 2011:

		Net realized / unrealized gains (losses) included in:				Transfers
	Balance as at July 1, 2011	Net income(1)	OCI(2)	Purchases	Sales	Into Level 3(3)	Out of Level 3(3)	Currency movement	Balance as at September 30, 2011	Change in unrealized gains (losses) on instruments still held (4)
Bonds
FVTPL
Canadian government & agency	$183	$18	$-	$10	$-	$-	$-	$3	$214	$17
U.S. government & agency	102	26	-	100	-	-	-	8	236	26
Other government & agency	634	(14)	-	44	(3)	-	-	31	692	(14)
Corporate	1,772	33	-	171	(107)	-	(1)	152	2,020	51
Residential mortgage/asset- backed securities	331	(7)	-	-	(32)	-	-	26	318	(6)
Commercial mortgage/asset- backed securities	391	(37)	-	-	(47)	2	-	29	338	(36)
Other securitized assets	150	(1)	-	-	(8)	1	-	11	153	(1)
	$3,563	$18	$-	$325	$(197)	$3	$(1)	$260	$3,971	$37
AFS
Canadian government & agency	$358	$37	$18	$166	$(236)	$-	$-	$5	$348	$-
U.S. government & agency	3	-	1	2	-	-	-	-	6	-
Other government & agency	60	(2)	2	7	(12)	10	-	2	67	-
Corporate	293	-	8	4	(20)	-	-	24	309	-
Residential mortgage/asset- backed securities	87	-	(6)	-	(1)	-	-	7	87	-
Commercial mortgage/asset- backed securities	61	-	(6)	-	(8)	-	-	4	51	-
Other securitized assets	40	-	2	-	-	-	-	3	45	-
	$902	$35	$19	$179	$(277)	$10	$-	$45	$913	$-
Other invested assets
Private stocks FVTPL	$3,436	$91	$-	$201	$(108)	$-	$-	$214	$3,834	$79
Private stocks AFS	111	1	(24)	-	23	-	-	4	115	-
	$3,547	$92	$(24)	$201	$(85)	$-	$-	$218	$3,949	$79
Net derivatives	$(4)	$91	$(31)	$-	$-	$-	$6	$19	$81	$92
Segregated funds net assets	2,056	(14)	-	2	(9)	-	-	159	2,194	(11)
	$10,064	$222	$(36)	$707	$(568)	$13	$5	$701	$11,108	$197

(1)
These amounts are included in investment income on the Consolidated Statements of Income, except for the segregated funds amount which is included in the Investment related section of the changes in net assets for segregated funds (note 15).

(2)	These amounts are included in accumulated other comprehensive income (loss) on the Consolidated Statements of Financial Position.

(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

(4)	Amounts relate to those unrealized gains (losses) included in investment income for the period.

 Manulife Financial Corporation – Third Quarter 2012

The following table presents a roll forward for all financial instruments measured at fair value using significant unobservable inputs (Level 3) for the nine months ended September 30, 2012:

		Net realized / unrealized gains (losses) included in:				Transfers
	Balance as at January 1, 2012	Net income(1)	OCI(2)	Purchases	Sales	Into Level 3(3)	Out of Level 3(3)	Currency movement	Balance as at September 30, 2012	Change in unrealized gains (losses) on instruments still held (4)
Bonds
FVTPL
Canadian government & agency	$217	$1	$-	$38	$-	$-	$(121)	$-	$135	$1
U.S. government & agency	213	7	-	31	-	-	(68)	(5)	178	7
Other government & agency	668	22	-	150	(32)	-	(55)	(13)	740	23
Corporate	2,001	118	-	453	(127)	72	(229)	(63)	2,225	141
Residential mortgage/asset- backed securities	296	49	-	-	(136)	4	(4)	(8)	201	91
Commercial mortgage/asset- backed securities	272	16	-	-	(97)	-	(5)	(7)	179	31
Other securitized assets	147	14	-	-	(18)	-	-	(5)	138	36
	$3,814	$227	$-	$672	$(410)	$76	$(482)	$(101)	$3,796	$330
AFS
Canadian government & agency	$137	$7	$8	$601	$(256)	$-	$(36)	$-	$461	$-
U.S. government & agency	2	-	-	1	-	-	-	-	3	-
Other government & agency	64	-	1	11	(1)	-	-	-	75	-
Corporate	279	-	1	29	(91)	-	(19)	(7)	192	-
Residential mortgage/asset- backed securities	81	(12)	29	-	(44)	1	(1)	(2)	52	-
Commercial mortgage/asset- backed securities	46	(3)	5	-	(11)	-	-	(1)	36	-
Other securitized assets	44	(6)	8	-	(4)	-	-	(1)	41	-
	$653	$(14)	$52	$642	$(407)	$1	$(56)	$(11)	$860	$-
Stocks
AFS	$-	$-	$-	$10	$(10)	$-	$-	$-	$-	$-
Other invested assets
Private stocks FVTPL	4,061	155	-	799	(317)	-	-	(116)	4,582	77
Private stocks AFS	120	-	12	1	(4)	-	-	(3)	126	-
	$4,181	$155	$12	$810	$(331)	$-	$-	$(119)	$4,708	$77
Net derivatives	$(46)	$(8)	$23	$34	$(13)	$-	$(26)	$(10)	$(46)	$32
Segregated funds net assets	2,188	33	-	108	(79)	1	-	(73)	2,178	19
	$10,790	$393	$87	$2,266	$(1,240)	$78	$(564)	$(314)	$11,496	$458

(1)
These amounts are included in investment income on the Consolidated Statements of Income, except for the segregated funds amount which is included in the Investment related section of the changes in net assets for segregated funds (note 15).

(2)	These amounts are included in accumulated other comprehensive income (loss) on the Consolidated Statements of Financial Position.

(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

(4)	Amounts relate to those unrealized gains (losses) included in investment income for the period.

 Manulife Financial Corporation – Third Quarter 2012

The following table presents a roll forward for all financial instruments measured at fair value using significant unobservable inputs (Level 3) for the nine months ended September 30, 2011:

		Net realized / unrealized gains (losses) included in:				Transfers
	Balance as at January 1, 2011	Net income(1)	OCI(2)	Purchases	Sales	Into Level 3(3)	Out of Level 3(3)	Currency movement	Balance as at September 30, 2011	Change in unrealized gains (losses) on instruments still held (4)
Bonds
FVTPL
Canadian government & agency	$160	$17	$-	$35	$-	$-	$-	$2	$214	$16
U.S. government & agency	164	31	-	111	(32)	-	(42)	4	236	28
Other government & agency	597	(5)	-	110	(28)	1	-	17	692	(5)
Corporate	1,705	53	-	527	(362)	57	(67)	107	2,020	58
Residential mortgage/asset- backed securities	360	12	-	-	(73)	5	-	14	318	11
Commercial mortgage/asset- backed securities	430	(22)	-	-	(87)	2	-	15	338	(16)
Other securitized assets	160	20	-	-	(29)	1	(5)	6	153	27
	$3,576	$106	$-	$783	$(611)	$66	$(114)	$165	$3,971	$119
AFS
Canadian government & agency	$34	$37	$18	$478	$(236)	$14	$-	$3	$348	$-
U.S. government & agency	5	-	1	2	-	-	(2)	-	6	-
Other government & agency	60	(2)	2	18	(25)	13	-	1	67	-
Corporate	259	-	8	65	(86)	46	-	17	309	-
Residential mortgage/asset- backed securities	93	-	-	-	(12)	2	-	4	87	-
Commercial mortgage/asset- backed securities	72	(2)	(2)	-	(19)	-	-	2	51	-
Other securitized assets	52	(7)	14	-	(1)	-	(15)	2	45	-
	$575	$26	$41	$563	$(379)	$75	$(17)	$29	$913	$-
Other invested assets
Private stocks FVTPL	$3,282	$151	$-	$536	$(282)	$-	$(3)	$150	$3,834	$124
Private stocks AFS	80	1	(17)	49	(1)	-	-	3	115	-
	$3,362	$152	$(17)	$585	$(283)	$-	$(3)	$153	$3,949	$124
Net derivatives	$(2)	$101	$(28)	$-	$-	$-	$-	$10	$81	$108
Segregated funds net assets	2,121	(4)	-	15	(32)	-	-	94	2,194	3
	$9,632	$381	$(4)	$1,946	$(1,305)	$141	$(134)	$451	$11,108	$354

(1)
These amounts are included in investment income on the Consolidated Statements of Income, except for the segregated funds amount which is included in the Investment related section of the changes in net assets for segregated funds (note 15).

(2)	These amounts are included in accumulated other comprehensive income (loss) on the Consolidated Statements of Financial Position.

(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

(4)	Amounts relate to those unrealized gains (losses) included in investment income for the period.

The Company may hedge positions with offsetting positions that are classified in a different level. For example, the gains and losses for assets and liabilities in the Level 3 category presented in the tables above may not reflect the effect of offsetting gains and losses on hedging instruments that have been classified by the Company in the Level 1 and Level 2 categories.

The transfers into Level 3 primarily result from securities that were impaired during the period or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3.  The transfers from Level 3 primarily result from observable market data now being available from the entire term structure of the bond, thus eliminating the need to extrapolate market data beyond observable points.

 Manulife Financial Corporation – Third Quarter 2012

Note 9 Liabilities for Preferred Shares and Capital Instruments

	September 30,	December 31,
As at	2012	2011
Preferred shares – Class A Shares, Series 1	$344	$344
Manulife Financial Capital Securities – Series A	-	60
Manulife Financial Capital Securities – Series B	-	940
Manulife Financial Capital Trust II Notes – Series 1	995	993
Surplus notes – 7.375% U.S. dollar	465	481
Subordinated notes – 4.21% fixed/floating Canadian dollar	548	547
Subordinated debentures – 5.059% fixed/floating Canadian dollar	646	647
Subordinated debentures – 4.165% fixed/floating Canadian dollar	497	-
Total	$3,495	$4,012
Fair value	$3,730	$4,077

The fair value of liability instruments is determined using quoted market prices.

The carrying value of the surplus notes reflects an unamortized fair value increment of US$37(December 31, 2011 – US$39), which arose as a result of the acquisition of John Hancock Financial Services, Inc. The amortization of the fair value adjustment is recorded in interest expense.

Issue costs are amortized over the term of the underlying instruments.

On February 17, 2012, MLI issued $500 in subordinated fixed/floating debentures, which mature June 1, 2022. The debentures are guaranteed by MFC on a subordinated basis. The debentures bear interest at a fixed rate of 4.165% per annum, payable semi-annually for five years and thereafter at the 90-day Bankers’ Acceptance rate plus 2.45%, payable quarterly.  With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after June 1, 2017, at par, together with accrued and unpaid interest.  The subordinated debentures form part of the Company’s Tier 2B regulatory capital.

On June 30, 2012 Manulife Financial Capital Trust (the “Trust”), a subsidiary of MFC, redeemed all of its outstanding $60 million principal amount of Manulife Financial Capital Securities – Series A and all of its outstanding $940 million principal amount of Manulife Financial Capital Securities – Series B at par plus unpaid indicated yield accrued to the date of redemption.

Note 10 Share Capital

As at September 30, 2012, there were 35 million outstanding stock options and deferred share units that entitle the holder to receive common shares or payment in cash or common shares, at the option of the holder (December 31, 2011 – 38 million).

For the	nine months ended	year ended
Number of common shares (in millions)	September 30, 2012	December 31, 2011
Balance, beginning of period	1,801	1,778
Issued under dividend reinvestment and share purchase plans	20	23
Balance, end of period	1,821	1,801

 Manulife Financial Corporation – Third Quarter 2012

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.

	three months ended		nine months ended
	September 30,		September 30,
For the	2012	2011	2012	2011
Weighted average number of common shares (in millions)	1,816	1,789	1,809	1,784
Dilutive stock-based awards(1) (in millions)	-	-	2	2
Dilutive convertible instruments(2) (in millions)	-	-	-	-
Weighted average number of diluted common shares3 (in millions)	1,816	1,789	1,811	1,786

(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

(2)
The holders of the convertible preferred shares have the right to redeem these instruments for MFC shares prior to the conversion date. Prior to the redemption of the MaCS series A and B, the holders had the right to redeem those instruments for MFC shares.

(3)
For the three months ended September 30, 2012 and 2011, the dilutive effect calculation utilizes the basic weighted average number of common shares because the loss for the period results in all awards being anti-dilutive.  For the nine months ended September 30, 2012 and 2011 the dilutive effect calculation excludes the impact of the convertible instruments as they were anti-dilutive.

Preferred shares
On May 24, 2012, MFC issued 10 million Class 1 Shares Series 9 (“Class 1 Series 9 Preferred Shares”) at a price of $25 per share, for an aggregate amount of $250.  The Class 1 Series 9 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a per annum rate of 4.40% until September 19, 2017 after which the dividend rate will be reset every five years at a rate equal to the five year Government of Canada bond yield plus 2.86%.  On September 19, 2017 and on September 19 every five years thereafter, the Class 1 Series 9 Preferred Shares will be convertible at the option of the holder into Class 1 Shares Series 10 (“Class 1 Series 10 Preferred Shares”).  The Class 1 Series 10 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a rate equal to the three month Government of Canada Treasury Bill yield plus 2.86%.  Subject to regulatory approval, MFC may redeem Class 1 Series 9 Preferred Shares, in whole or in part, at par, on September 19, 2017 and on September 19 every five years thereafter.

On February 22, 2012, MFC issued 10 million Class 1 Shares Series 7 (“Class 1 Series 7 Preferred Shares”) at a price of $25 per share, for an aggregate amount of $250.  The Class 1 Series 7 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a per annum rate of 4.60% until March 19, 2017 after which the dividend rate will be reset every five years at a rate equal to the five year Government of Canada bond yield plus 3.13%.  On March 19, 2017 and on March 19 every five years thereafter, the Class 1 Series 7 Preferred Shares will be convertible at the option of the holder into Class 1 Shares Series 8 (“Class 1 Series 8 Preferred Shares”).  The Class 1 Series 8 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a rate equal to the three month Government of Canada Treasury Bill yield plus 3.13%.  Subject to regulatory approval, MFC may redeem Class 1 Series 7 Preferred Shares, in whole or in part, at par, on March 19, 2017 and on March 19 every five years thereafter.

Note 11 Goodwill Impairment

In 2011 we disclosed that there was a low margin of recoverable value in excess of carrying value at December 31, 2011 in the Company’s Canadian Individual Life cash generating unit (“CGU”).  As a result of the persistent low interest rates in Canada, the Company updated its goodwill impairment testing for that CGU, in advance of the annual goodwill impairment test typically completed during the fourth quarter.  This process, which involves comparing the recoverable value of a CGU to its carrying value, indicated that the recoverable value of the Canadian Individual Life CGU was below its carrying value, suggesting that the $355 of goodwill allocated to this CGU might be impaired. The recoverable value was determined as the higher of the estimated fair value less costs to sell or value-in-use, which incorporated the CGU’s in-force and new business embedded values using internal forecasts of revenues and expenses. If the carrying value of a CGU’s goodwill exceeds its recoverable amount, goodwill is impaired and will be written down by the amount of the deficiency. The testing completed by the Company determined that the goodwill allocated to the Canadian Individual Life CGU was impaired by $200.  The $200 non-cash impairment charge has been recorded in the Corporate and Other segment (see note 14) and does not affect the Company’s on-going operations.

 Manulife Financial Corporation – Third Quarter 2012

Note 12 Employee Future Benefits

The Company maintains a number of pension plans, both defined benefit and defined contribution, and post-employment benefit plans for its eligible employees and agents.  Information about the cost of the Company’s pension and benefit plans, in aggregate, is as follows:

	Pension benefits		Post-employment benefits
For the three months ended September 30,	2012	2011	2012	2011
Defined benefit current service cost	$13	$15	$2	$2
Past service cost	-	-	(1)	(9)
Defined contribution current service cost	21	17	-	-
Interest cost	41	43	9	9
Expected return on plan assets	(43)	(49)	(6)	(6)
Amortization of actuarial losses	38	19	-	1
Total	$70	$45	$4	$(3)

For the nine months ended September 30,
Defined benefit current service cost	$40	$41	$7	$8
Past service cost	-	-	(3)	(15)
Defined contribution current service cost	61	55	-	-
Interest cost	122	130	24	27
Expected return on plan assets	(130)	(141)	(17)	(18)
Amortization of actuarial losses	116	50	1	5
Total	$209	$135	$12	$7

Note 13 Commitments and Contingencies

(a)	Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

A class action covering Quebec residents only is pending in Quebec against the Company and proposed class action lawsuits against the Company have been filed in Ontario and the United States, on behalf of investors in Canada (except for Quebec residents) and the United States, respectively.  The United States action was dismissed with prejudice in an opinion docketed on September 20, 2012. The remaining actions in Ontario and Quebec are based on allegations that the Company failed to meet its disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products.

The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.

(b)	Guarantees
Guarantees regarding Manulife Finance (Delaware), L.P. (“MFLP”)
MFC has guaranteed the payment of amounts on the $550 senior debentures due December 15, 2026 and the $650 subordinated debentures due December 15, 2041 issued by MFLP, a wholly owned partnership.

Guarantees regarding The Manufacturers Life Insurance Company
On January 29, 2007, MFC provided a subordinated guarantee of Class A Shares and Class B Shares of MLI and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of MLI.  On November 18, 2011, MFC provided a subordinated guarantee of the $550 subordinated debentures issued by MLI on November 18, 2011.  On February 17, 2012, MFC provided a subordinated guarantee of the $500 subordinated debentures issued by MLI on February 17, 2012.

 Manulife Financial Corporation – Third Quarter 2012

The following table sets forth certain condensed consolidating financial information for MFC:

For the three months ended September 30, 2012	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts
Total revenue	$89	$12	$7,436	$599	$(514)	$7,622
Net income (loss) attributed to shareholders	(227)	(1)	(374)	117	258	(227)

For the three months ended September 30, 2011
Total revenue	$80	$20	$22,730	$2,571	$(1,946)	$23,455
Net income (loss) attributed to shareholders	(1,277)	2	(1,218)	(76)	1,292	(1,277)

For the nine months ended September 30, 2012
Total revenue	$253	$46	$22,127	$2,039	$(1,730)	$22,735
Net income (loss) attributed to shareholders	679	2	754	(146)	(610)	679

For the nine months ended September 30, 2011
Total revenue	$247	$49	$40,222	$3,730	$(2,964)	$41,284
Net income (loss) attributed to shareholders	198	(4)	314	(154)	(156)	198

As at September 30, 2012
Invested assets	$107	$10	$220,907	$3,743	$(6)	$224,761
Total other assets	38,724	1,638	61,375	26,684	(78,184)	50,237
Segregated funds net assets	-	-	205,841	-	-	205,841
Insurance contract liabilities	-	-	197,974	12,261	(11,358)	198,877
Investment contract liabilities	-	-	2,361	-	-	2,361
Segregated funds net liabilities	-	-	205,841	-	-	205,841
Total other liabilities	14,483	1,500	51,964	17,665	(36,813)	48,799

As at December 31, 2011
Invested assets	$58	$7	$222,958	$3,497	$-	$226,520
Total other assets	29,863	1,631	49,325	9,323	(50,618)	39,524
Segregated funds net assets	-	-	196,058	-	-	196,058
Insurance contract liabilities	-	-	189,359	11,642	(10,635)	190,366
Investment contract liabilities	-	-	2,540	-	-	2,540
Segregated funds net liabilities	-	-	196,058	-	-	196,058
Total other liabilities	5,706	1,491	51,095	507	(10,540)	48,259

Guarantees regarding John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York

Details of guarantees regarding certain securities issued or to be issued by John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York are outlined in note 16.

Note 14 Segmented Information

The Company’s reporting segments are the Asia, Canada and U.S. Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.  The significant product and service offerings of each segment are:

Protection (U.S., Asia and Canada Divisions).  Offers a variety of individual life insurance and individual and group long-term care insurance.  Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing.

Wealth Management (U.S., Asia and Canada Divisions).  Offers annuities, pension contracts, and mutual fund products and services. These businesses also offer a variety of retirement products to group benefit plans. Annuity contracts provide non-guaranteed, partially guaranteed and fully guaranteed investment options through general and separate account products.  The Canadian Wealth Management business also includes Manulife Bank of Canada, which offers a variety of deposit and credit products to Canadian customers.  These businesses distribute products through multiple distribution channels, including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, pension plan sponsors, pension plan consultants and banks.

Corporate and Other Segment.  Comprised of the Investment Division’s external asset management business, earnings on assets backing capital, net of amounts allocated to operating divisions, changes in actuarial methods and assumptions, the property and casualty and run-off reinsurance operations and other non-operating items.

Effective January 1, 2012, the Company combined its U.S. Insurance and U.S. Wealth Management segments into one reportable segment, the U.S. Division.  This change was made to better align with the management of the division.  Prior periods have been restated to conform to this presentation.

 Manulife Financial Corporation – Third Quarter 2012

Certain allocation methodologies are employed in the preparation of segmented financial information.  Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company's business segments using a risk-based methodology.  The income statement impact of changes in actuarial methods and assumptions (note 6) and the income statement impact of the goodwill impairment charge (note 11) are reported in the Corporate and Other segment.

By segment
For the three months ended	Asia	Canada	U.S.	Corporate
September 30, 2012	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,503	$770	$1,114	$26	$3,413
Annuities and pensions	203	105	265	-	573
Net premium income prior to FDA coinsurance	$1,706	$875	$1,379	$26	$3,986
Premiums ceded relating to FDA coinsurance (note 5)	-	-	(1,799)	-	(1,799)
Net investment income	785	1,378	1,678	(237)	3,604
Other revenue	251	626	898	56	1,831
Total revenue	$2,742	$2,879	$2,156	$(155)	$7,622
Contract benefits and expenses
Life and health insurance	$1,579	$1,543	$2,060	$1,363	$6,545
Annuities and pensions	28	376	(1,470)	-	(1,066)
Net benefits and claims	$1,607	$1,919	$590	$1,363	$5,479
Interest expense	17	74	29	126	246
Other expenses	508	765	928	393	2,594
Total contract benefits and expenses	$2,132	$2,758	$1,547	$1,882	$8,319
Income (loss) before income taxes	$610	$121	$609	$(2,037)	$(697)
Income tax recovery (expense)	(26)	65	(173)	501	367
Net income (loss)	$584	$186	$436	$(1,536)	$(330)
Less net income (loss) attributed to:
Participating policyholders	85	(192)	-	-	(107)
Non-controlling interest	8	-	-	(4)	4
Net income (loss) attributed to shareholders	$491	$378	$436	$(1,532)	$(227)

By segment
For the three months ended
September 30, 2011
Revenue
Premium income
Life and health insurance	$1,326	$754	$1,392	$18	$3,490
Annuities and pensions	214	153	405	-	772
Net premium income	$1,540	$907	$1,797	$18	$4,262
Net investment income	444	2,707	12,620	1,417	17,188
Other revenue	212	438	888	467	2,005
Total revenue	$2,196	$4,052	$15,305	$1,902	$23,455
Contract benefits and expenses
Life and health insurance	$1,339	$1,591	$9,482	$1,062	$13,474
Annuities and pensions	1,062	1,580	6,540	-	9,182
Net benefits and claims	$2,401	$3,171	$16,022	$1,062	$22,656
Interest expense	19	160	9	165	353
Other expenses	480	703	909	153	2,245
Total contract benefits and expenses	$2,900	$4,034	$16,940	$1,380	$25,254
Income (loss) before income taxes	$(704)	$18	$(1,635)	$522	$(1,799)
Income tax recovery (expense)	(49)	16	607	41	615
Net income (loss)	$(753)	$34	$(1,028)	$563	$(1,184)
Less net income (loss) attributed to:
Participating policyholders	(37)	126	-	-	89
Non-controlling interest	(4)	-	-	8	4
Net income (loss) attributed to shareholders	$(712)	$(92)	$(1,028)	$555	$(1,277)

 Manulife Financial Corporation – Third Quarter 2012

By segment
As at and for the nine months ended	Asia	Canada	U.S.	Corporate
September 30, 2012	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$4,441	$2,249	$3,838	$77	$10,605
Annuities and pensions	1,020	402	922	-	2,344
Net premium income prior to FDA coinsurance	$5,461	$2,651	$4,760	$77	$12,949
Premiums ceded relating to FDA coinsurance (note 5)	-	-	(7,227)	-	(7,227)
Net investment income (loss)	1,971	3,424	6,461	(509)	11,347
Other revenue	719	2,070	2,710	167	5,666
Total revenue	$8,151	$8,145	$6,704	$(265)	$22,735
Contract benefits and expenses
Life and health insurance	$4,432	$3,878	$7,253	$2,228	$17,791
Annuities and pensions	664	997	(5,066)	-	(3,405)
Net benefits and claims	$5,096	$4,875	$2,187	$2,228	$14,386
Interest expense	52	266	51	479	848
Other expenses	1,585	2,295	2,775	734	7,389
Total contract benefits and expenses	$6,733	$7,436	$5,013	$3,441	$22,623
Income (loss) before income taxes	$1,418	$709	$1,691	$(3,706)	$112
Income tax recovery (expense)	(49)	31	(504)	1,023	501
Net income (loss)	$1,369	$740	$1,187	$(2,683)	$613
Less net income (loss) attributed to:
Participating policyholders	55	(178)	-	-	(123)
Non-controlling interest	27	-	-	30	57
Net income (loss) attributed to shareholders	$1,287	$918	$1,187	$(2,713)	$679
Total assets	$63,827	$128,605	$267,989	$20,418	$480,839

 Manulife Financial Corporation – Third Quarter 2012

By segment
As at and for the nine months ended
September 30, 2011
Revenue
Premium income
Life and health insurance	$3,620	$2,366	$4,203	$346	$10,535
Annuities and pensions	597	565	1,267	-	2,429
Net premium income	$4,217	$2,931	$5,470	$346	$12,964
Net investment income	1,087	4,297	15,998	1,461	22,843
Other revenue	664	1,496	2,681	636	5,477
Total revenue	$5,968	$8,724	$24,149	$2,443	$41,284
Contract benefits and expenses
Life and health insurance	$3,388	$3,055	$12,932	$2,164	$21,539
Annuities and pensions	1,477	2,273	8,339	-	12,089
Net benefits and claims	$4,865	$5,328	$21,271	$2,164	$33,628
Interest expense	51	305	89	516	961
Other expenses	1,340	2,151	2,749	426	6,666
Total contract benefits and expenses	$6,256	$7,784	$24,109	$3,106	$41,255
Income (loss) before income taxes	$(288)	$940	$40	$(663)	$29
Income tax recovery (expense)	(82)	(126)	76	403	271
Net income (loss)	$(370)	$814	$116	$(260)	$300
Less net income (loss) attributed to:
Participating policyholders	(44)	133	-	-	89
Non-controlling interest	7	-	-	6	13
Net income (loss) attributed to shareholders	$(333)	$681	$116	$(266)	$198
Total assets	$59,817	$116,200	$254,622	$24,437	$455,076

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Corporate and Other segment into the different geographic segments to which its businesses pertain.

By geographic location
For the three months ended
September 30, 2012	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$1,517	$652	$1,116	$128	$3,413
Annuities and pensions	203	105	265	-	573
Net premium income prior to FDA coinsurance	$1,720	$757	$1,381	$128	$3,986
Premiums ceded relating to FDA coinsurance (note 5)	-	-	(1,799)	-	(1,799)
Net investment income	684	1,372	1,532	16	3,604
Other revenue	254	629	961	(13)	1,831
Total revenue	$2,658	$2,758	$2,075	$131	$7,622

September 30, 2011
Revenue
Premium income
Life and health insurance	$1,337	$642	$1,393	$118	$3,490
Annuities and pensions	214	153	405	-	772
Net premium income	$1,551	$795	$1,798	$118	$4,262
Net investment income	1,212	2,768	13,191	17	17,188
Other revenue	246	379	1,301	79	2,005
Total revenue	$3,009	$3,942	$16,290	$214	$23,455

 Manulife Financial Corporation – Third Quarter 2012

By geographic location
For the nine months ended
September 30, 2012	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$4,482	$1,901	$3,844	$378	$10,605
Annuities and pensions	1,020	402	922	-	2,344
Net premium income prior to FDA coinsurance	$5,502	$2,303	$4,766	$378	$12,949
Premiums ceded relating to FDA coinsurance (note 5)	-	-	(7,227)	-	(7,227)
Net investment income	1,682	3,382	6,225	58	11,347
Other revenue	754	2,065	2,841	6	5,666
Total revenue	$7,938	$7,750	$6,605	$442	$22,735

September 30, 2011
Revenue
Premium income
Life and health insurance	$3,655	$2,038	$4,427	$415	$10,535
Annuities and pensions	597	565	1,267	-	2,429
Net premium income	$4,252	$2,603	$5,694	$415	$12,964
Net investment income	1,735	4,513	16,510	85	22,843
Other revenue	698	1,502	3,179	98	5,477
Total revenue	$6,685	$8,618	$25,383	$598	$41,284
Note 15 Segregated Funds

Net assets
As at	September 30, 2012	December 31, 2011
Investments, at market value
Cash and short-term securities	$1,471	$1,888
Bonds	1,140	1,000
Stocks and mutual funds	201,053	190,926
Other investments	2,364	2,430
Accrued investment income	61	75
Other liabilities, net	(248)	(261)
Total segregated funds net assets	$205,841	$196,058

Changes in net assets

	three months ended September 30		nine months ended September 30
For the	2012	2011	2012	2011
Net policyholder cash flow
Deposits from policyholders	$5,539	$5,109	$17,456	$16,114
Net transfers to general fund	(146)	(147)	(533)	(169)
Payments to policyholders	(5,711)	(5,002)	(17,573)	(16,343)
	$(318)	$(40)	$(650)	$(398)
Investment related
Interest and dividends	$946	$611	$1,735	$1,303
Net realized and unrealized investment gains (losses)	7,712	(20,069)	16,635	(14,233)
	$8,658	$(19,458)	$18,370	$(12,930)
Other
Management and administration fees	$(833)	$(802)	$(2,632)	$(2,544)
Impact of changes in foreign exchange rates	(5,229)	11,839	(5,305)	7,088
	$(6,062)	$11,037	$(7,937)	$4,544
Net additions (deductions)	$2,278	$(8,461)	$9,783	$(8,784)
Segregated funds net assets, beginning of period	203,563	198,797	196,058	199,120
Segregated funds net assets, end of period	$205,841	$190,336	$205,841	$190,336

 Manulife Financial Corporation – Third Quarter 2012

    Note 16   Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.) and Fixed Investments in Deferred Annuity Contracts to be Issued by John Hancock Life Insurance Company of New York

The following condensed consolidating financial information, presented in accordance with IFRS, have been included in these interim consolidated financial statements with respect to John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) and John Hancock Life Insurance Company of New York (“JHNY”) in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are (i) incorporated by reference in the registration statements of MFC, JHUSA and JHNY that relate to MFC’s guarantee of certain securities to be issued by its subsidiaries and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA and JHNY.  For information about these subsidiaries, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan refer to note 24 of the Company’s 2011 annual financial statements.

Condensed Consolidating Statement of Financial Position
		John Hancock	John Hancock
	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Company	Company of			Manulife
	Corporation	(U.S.A.)	New York	Other	Consolidation	Financial
As at September 30, 2012	(Guarantor)	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Assets
Invested assets	$107	$83,759	$8,527	$132,930	$(562)	$224,761
Investments in unconsolidated subsidiaries	30,110	3,664	1	18,903	(52,678)	-
Reinsurance assets	-	29,005	2,973	3,852	(17,256)	18,574
Other assets	8,614	22,349	1,098	37,339	(37,737)	31,663
Segregated fund net assets	-	126,147	7,490	74,110	(1,906)	205,841
Total assets	$38,831	$264,924	$20,089	$267,134	$(110,139)	$480,839
Liabilities and equity
Insurance contract liabilities	$-	$106,695	$7,369	$102,693	$(17,880)	$198,877
Investment contract liabilities and deposits	-	1,386	104	1,254	(383)	2,361
Other liabilities	9,271	18,793	3,606	42,986	(34,810)	39,846
Long-term debt	4,868	-	-	681	(91)	5,458
Liabilities for preferred shares and capital instruments	344	997	-	12,505	(10,351)	3,495
Segregated fund net liabilities	-	126,147	7,490	74,110	(1,906)	205,841
Shareholders' equity	24,348	10,906	1,520	32,418	(44,844)	24,348
Participating policyholders' equity	-	-	-	126	-	126
Non-controlling interest in subsidiaries	-	-	-	361	126	487
Total liabilities and equity	$38,831	$264,924	$20,089	$267,134	$(110,139)	$480,839

 Manulife Financial Corporation – Third Quarter 2012

Condensed Consolidating Statement of Financial Position
		John Hancock	John Hancock
	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Company	Company of			Manulife
	Corporation	(U.S.A.)	New York	Other	Consolidation	Financial
As at December 31, 2011	(Guarantor)	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Assets
Invested assets	$58	$90,391	$10,240	$126,327	$(496)	$226,520
Investments in unconsolidated subsidiaries	29,472	3,794	1	11,132	(44,399)	-
Reinsurance assets	-	22,376	1,156	3,479	(16,283)	10,728
Other assets	391	21,852	1,038	25,103	(19,588)	28,796
Segregated fund net assets	-	120,711	7,159	70,123	(1,935)	196,058
Total assets	$29,921	$259,124	$19,594	$236,164	$(82,701)	$462,102
Liabilities and equity
Insurance contract liabilities	$-	$105,815	$7,135	$94,199	$(16,783)	$190,366
Investment contract liabilities and deposits	-	1,442	83	1,465	(450)	2,540
Other liabilities	460	19,225	3,642	32,051	(16,634)	38,744
Long-term debt	4,902	-	-	688	(87)	5,503
Liabilities for preferred shares and capital instruments	344	1,031	-	5,004	(2,367)	4,012
Segregated fund net liabilities	-	120,711	7,159	70,123	(1,935)	196,058
Shareholders' equity	24,215	10,900	1,575	32,057	(44,532)	24,215
Participating policyholders' equity	-	-	-	249	-	249
Non-controlling interest in subsidiaries	-	-	-	328	87	415
Total liabilities and equity	$29,921	$259,124	$19,594	$236,164	$(82,701)	$462,102

 Manulife Financial Corporation – Third Quarter 2012

Condensed Consolidating Statement of Income

		John Hancock	John Hancock
	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Company	Company of			Manulife
For the three months ended	Corporation	(U.S.A.)	New York	Other	Consolidation	Financial
September 30, 2012	(Guarantor)	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Revenue
Net premium income	$-	$858	$(1,671)	$3,000	$-	$2,187
Net investment income (loss)	85	1,187	207	2,479	(354)	3,604
Net other revenue	4	458	32	1,995	(658)	1,831
Total revenue	$89	$2,503	$(1,432)	$7,474	$(1,012)	$7,622
Policy benefits and expenses
Net benefits and claims	$-	$1,875	$(1,369)	$5,318	$(345)	$5,479
Commissions, investment and general expenses	2	669	39	1,949	(336)	2,323
Goodwill impairment	-	-	-	200	-	200
Other expenses	75	81	4	488	(331)	317
Total policy benefits and expenses	$77	$2,625	$(1,326)	$7,955	$(1,012)	$8,319
Income (loss) before income taxes	$12	$(122)	$(106)	$(481)	$-	$(697)
Income tax recovery (expense)	(4)	88	39	244	-	367
Income (loss) after income taxes	$8	$(34)	$(67)	$(237)	$-	$(330)
Equity in net (loss) income of unconsolidated subsidiaries	(235)	(30)	-	(64)	329	-
Net (loss) income	$(227)	$(64)	$(67)	$(301)	$329	$(330)
Net (loss) income attributed to:
Non-controlling interest in subsidiaries	$-	$-	$-	$-	$4	$4
Participating policyholders	-	(18)	17	(122)	16	(107)
Shareholders	(227)	(46)	(84)	(179)	309	(227)
	$(227)	$(64)	$(67)	$(301)	$329	$(330)

Condensed Consolidating Statement of Income

		John Hancock	John Hancock
	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Company	Company of			Manulife
For the three months ended	Corporation	(U.S.A.)	New York	Other	Consolidation	Financial
September 30, 2011	(Guarantor)	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Revenue
Net premium income	$-	$1,234	$65	$2,963	$-	$4,262
Net investment income (loss)	87	11,152	1,003	5,272	(326)	17,188
Net other revenue	(7)	560	31	6,556	(5,135)	2,005
Total revenue	$80	$12,946	$1,099	$14,791	$(5,461)	$23,455
Policy benefits and expenses
Net benefits and claims	$-	$13,444	$1,128	$12,885	$(4,801)	$22,656
Commissions, investment and general expenses	1	658	40	1,840	(361)	2,178
Other expenses	80	87	4	548	(299)	420
Total policy benefits and expenses	$81	$14,189	$1,172	$15,273	$(5,461)	$25,254
Loss before income taxes	$(1)	$(1,243)	$(73)	$(482)	$-	$(1,799)
Income tax recovery	1	488	27	99	-	615
Loss after income taxes	$-	$(755)	$(46)	$(383)	$-	$(1,184)
Equity in net (loss) income of unconsolidated subsidiaries	(1,277)	(32)	-	(787)	2,096	-
Net (loss) income	$(1,277)	$(787)	$(46)	$(1,170)	$2,096	$(1,184)
Net (loss) income attributed to:
Non-controlling interest in subsidiaries	$-	$-	$-	$1	$3	$4
Participating policyholders	-	32	16	86	(45)	89
Shareholders	(1,277)	(819)	(62)	(1,257)	2,138	(1,277)
	$(1,277)	$(787)	$(46)	$(1,170)	$2,096	$(1,184)

 Manulife Financial Corporation – Third Quarter 2012

Condensed Consolidating Statement of Income

		John Hancock	John Hancock
	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Company	Company of			Manulife
For the nine months ended	Corporation	(U.S.A.)	New York	Other	Consolidation	Financial
September 30, 2012	(Guarantor)	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Revenue
Net premium income	$-	$(2,014)	$(1,502)	$9,238	$-	$5,722
Net investment income (loss)	248	5,103	651	6,403	(1,058)	11,347
Net other revenue	5	1,332	103	6,344	(2,118)	5,666
Total revenue	$253	$4,421	$(748)	$21,985	$(3,176)	$22,735
Policy benefits and expenses
Net benefits and claims	$-	$1,884	$(859)	$14,509	$(1,148)	$14,386
Commissions, investment and general expenses	14	2,015	117	5,854	(1,032)	6,968
Goodwill impairment	-	-	-	200	-	200
Other expenses	229	261	10	1,565	(996)	1,069
Total policy benefits and expenses	$243	$4,160	$(732)	$22,128	$(3,176)	$22,623
Income (loss) before income taxes	$10	$261	$(16)	$(143)	$-	$112
Income tax recovery (expense)	(2)	54	10	439	-	501
Income (loss) after income taxes	$8	$315	$(6)	$296	$-	$613
Equity in net income (loss) of unconsolidated subsidiaries	671	(21)	-	294	(944)	-
Net income (loss)	$679	$294	$(6)	$590	$(944)	$613
Net income (loss) attributed to:
Non-controlling interest in subsidiaries	$-	$-	$-	$23	$34	$57
Participating policyholders	-	(39)	37	(160)	39	(123)
Shareholders	679	333	(43)	727	(1,017)	679
	$679	$294	$(6)	$590	$(944)	$613

Condensed Consolidating Statement of Income
		John Hancock	John Hancock
	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Company	Company of			Manulife
For the nine months ended	Corporation	(U.S.A.)	New York	Other	Consolidation	Financial
September 30, 2011	(Guarantor)	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Revenue
Net premium income	$-	$3,949	$256	$8,759	$-	$12,964
Net investment income (loss)	254	14,051	1,334	8,179	(975)	22,843
Net other revenue	(7)	1,438	96	10,600	(6,650)	5,477
Total revenue	$247	$19,438	$1,686	$27,538	$(7,625)	$41,284
Policy benefits and expenses
Net benefits and claims	$-	$18,282	$1,367	$19,558	$(5,579)	$33,628
Commissions, investment and general expenses	12	2,025	124	5,446	(1,126)	6,481
Other expenses	242	307	11	1,506	(920)	1,146
Total policy benefits and expenses	$254	$20,614	$1,502	$26,510	$(7,625)	$41,255
(Loss) income before income taxes	$(7)	$(1,176)	$184	$1,028	$-	$29
Income tax (expense) recovery	(1)	508	(61)	(175)	-	271
(Loss) income after income taxes	$(8)	$(668)	$123	$853	$-	$300
Equity in net income (loss) of unconsolidated subsidiaries	206	207	-	(461)	48	-
Net income (loss)	$198	$(461)	$123	$392	$48	$300
Net income (loss) attributed to:
Non-controlling interest in subsidiaries	$-	$-	$-	$14	$(1)	$13
Participating policyholders	-	19	4	84	(18)	89
Shareholders	198	(480)	119	294	67	198
	$198	$(461)	$123	$392	$48	$300

 Manulife Financial Corporation – Third Quarter 2012

Consolidating Statement of Cash Flows

		John Hancock	John Hancock
	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Company	Company of			Manulife
	Corporation	(U.S.A.)	New York	Other	Consolidation	Financial
For the nine months ended September 30, 2012	(Guarantor)	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Operating activities
Net income (loss)	$679	$294	$(6)	$590	$(944)	$613
Adjustments for non-cash items in net income (loss):
Equity in net (income) loss of unconsolidated subsidiaries	(671)	21	-	(294)	944	-
Increase in insurance contract liabilities	-	6,089	534	6,780	-	13,403
Increase in investment contract liabilities	-	28	5	28	-	61
(Increase) decrease in reinsurance assets, net of premiums ceded relating to FDA coinsurance (note 5)	-	(2,225)	(117)	1,350	-	(992)
Amortization of premium/discount on invested assets	-	9	22	(10)	-	21
Other amortization	(1)	63	1	220	-	283
Net realized and unrealized losses (gains) including impairments	9	(1,556)	(193)	(2,625)	-	(4,365)
Deferred income tax expense (recovery)	2	33	(118)	(589)	-	(672)
Stock option expense	-	4	-	11	-	15
Goodwill impairment	-	-	-	200	-	200
Net income adjusted for non-cash items	$18	$2,760	$128	$5,661	$-	$8,567
Changes in policy related and operating receivables and payables	(205)	(2,238)	(1,734)	4,551	-	374
Cash (used in) provided by operating activities	$(187)	$522	$(1,606)	$10,212	$-	$8,941

Investing activities
Purchases and mortgage advances	$-	$(15,135)	$(4,216)	$(42,807)	$-	$(62,158)
Disposals and repayments	-	14,894	6,040	31,210	-	52,144
Changes in investment broker net receivables and payables	-	(1,184)	-	(313)	-	(1,497)
Investment in common shares of subsidiaries	(486)	-	-	-	486	-
Capital contribution to unconsolidated subsidiaries	-	(26)	-	-	26	-
Return of capital from unconsolidated subsidiaries	-	8	-	-	(8)	-
Notes receivables from affiliates	(8,000)	-	-	(79)	8,079	-
Notes receivables from parent	-	-	-	(9,135)	9,135	-
Notes receivables from subsidiaries	(353)	6	-	-	347	-
Cash (used in) provided by investing activities	$(8,839)	$(1,437)	$1,824	$(21,124)	$18,065	$(11,511)

Financing activities
(Decrease) increase in repurchase agreements and securities sold but not yet purchased	$-	$(295)	$-	$51	$-	$(244)
Issue of capital instruments, net	-	-	-	497	-	497
Repayment of capital instruments	-	-	-	(1,000)	-	(1,000)
Net (redemption of) increase in investment contract liabilities	-	(36)	19	(149)	-	(166)
Funds redeemed, net	-	(1)	-	(8)	-	(9)
Secured borrowings from securitization transactions	-	-	-	250	-	250
Changes in bank deposits, net	-	-	-	979	-	979
Shareholder dividends paid in cash	(548)	-	-	-	-	(548)
(Distributions to) contributions from non-controlling interest, net	-	(6)	-	22	-	16
Common shares issued, net	-	-	-	486	(486)	-
Preferred shares issued, net	488	-	-	-	-	488
Capital contributions by parent	-	-	-	26	(26)	-
Return of capital to parent	-	-	-	(8)	8	-
Notes payable to affiliates	-	79	-	8,000	(8,079)	-
Notes payable to parent	-	-	-	347	(347)	-
Notes payable to subsidiaries	9,135	-	-	-	(9,135)	-
Cash provided by (used in) financing activities	$9,075	$(259)	$19	$9,493	$(18,065)	$263

Cash and short-term securities
Increase (decrease) during the period	$49	$(1,174)	$237	$(1,419)	$-	$(2,307)
Effect of exchange rate changes on cash and short-term securities	-	(98)	(8)	(170)	-	(276)
Balance, January 1	58	3,038	230	8,954	-	12,280
Balance, September 30	$107	$1,766	$459	$7,365	$-	$9,697

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$58	$3,363	$255	$9,137	$-	$12,813
Net payments in transit, included in other liabilities	-	(325)	(25)	(183)	-	(533)
Net cash and short-term securities, January 1	$58	$3,038	$230	$8,954	$-	$12,280

End of period
Gross cash and short-term securities	$107	$2,122	$476	$7,594	$-	$10,299
Net payments in transit, included in other liabilities	-	(356)	(17)	(229)	-	(602)
Net cash and short-term securities, September 30	$107	$1,766	$459	$7,365	$-	$9,697

Supplemental disclosures on cash flow information:
Interest received	$-	$3,163	$365	$3,024	$(1)	$6,551
Interest paid	$226	$162	$3	$894	$(469)	$816
Income taxes paid	$-	$-	$-	$345	$-	$345

 Manulife Financial Corporation – Third Quarter 2012

Consolidating Statement of Cash Flows

		John Hancock	John Hancock
	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Company	Company of			Manulife
	Corporation	(U.S.A.)	New York	Other	Consolidation	Financial
For the nine months ended September 30, 2011	(Guarantor)	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Operating activities
Net income (loss)	$198	$(461)	$123	$392	$48	$300
Adjustments for non-cash items in net income (loss):
Equity in net (income) loss of unconsolidated subsidiaries	(206)	(207)	-	461	(48)	-
Increase in insurance contract liabilities	-	16,286	471	6,813	-	23,570
(Decrease) increase in investment contract liabilities	-	(502)	(5)	536	-	29
Decrease (increase) in reinsurance assets, net of premiums ceded relating to FDA coinsurance (note 5)	-	(5,680)	(155)	5,469	-	(366)
Amortization of premium/discount on invested assets	-	20	42	(50)	-	12
Other amortization	(1)	60	1	184	-	244
Net realized and unrealized gains including impairments	-	(10,549)	(879)	(4,264)	-	(15,692)
Deferred income tax (recovery) expense	(1)	(238)	67	(211)	-	(383)
Stock option expense	-	5	-	13	-	18
Net (loss) income adjusted for non-cash items	$(10)	$(1,266)	$(335)	$9,343	$-	$7,732
Changes in policy related and operating receivables and payables	41	3,988	486	(6,017)	-	(1,502)
Cash provided by operating activities	$31	$2,722	$151	$3,326	$-	$6,230

Investing activities
Purchases and mortgage advances	$-	$(20,621)	$(5,329)	$(36,619)	$-	$(62,569)
Disposals and repayments	-	18,290	5,026	32,731	-	56,047
Changes in investment broker net receivables and payables	-	1,038	154	426	-	1,618
Investment in common shares of subsidiaries	(196)	-	-	-	196	-
Capital contribution to unconsolidated subsidiaries	(72)	(104)	-	-	176	-
Return of capital from unconsolidated subsidiaries	-	34	-	-	(34)	-
Notes receivables from affiliates	(8,090)	-	-	-	8,090	-
Notes receivables from parent	-	-	-	(9,017)	9,017	-
Notes receivables from subsidiaries	(334)	10	-	-	324	-
Cash (used in) provided by investing activities	$(8,692)	$(1,353)	$(149)	$(12,479)	$17,769	$(4,904)

Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$-	$(100)	$-	$(73)	$-	$(173)
Repayment of long-term debt	-	-	-	(220)	-	(220)
Repayment of capital instruments	-	-	-	(550)	-	(550)
Net increase in (redemption of) investment contract liabilities	-	6	30	(665)	-	(629)
Funds (redeemed) borrowed, net	-	(1)	-	37	-	36
Changes in bank deposits, net	-	-	-	2,089	-	2,089
Shareholder dividends paid in cash	(538)	-	-	-	-	(538)
Distributions to non-controlling interest, net	-	-	-	(18)	-	(18)
Common shares issued, net	1	-	-	197	(196)	2
Preferred shares issued, net	196	-	-	-	-	196
Capital contributions by parent	-	-	-	176	(176)	-
Return of capital to parent	-	-	-	(34)	34	-
Notes payable to affiliates	-	-	-	8,090	(8,090)	-
Notes payable to parent	-	-	-	324	(324)	-
Notes payable to subsidiaries	9,017	-	-	-	(9,017)	-
Cash provided by (used in) financing activities	$8,676	$(95)	$30	$9,353	$(17,769)	$195

Cash and short-term securities
Increase during the period	$15	$1,274	$32	$200	$-	$1,521
Effect of exchange rate changes on cash and short-term securities	-	75	19	284	-	378
Balance, January 1	39	1,708	421	9,154	-	11,322
Balance, September 30	$54	$3,057	$472	$9,638	$-	$13,221

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$39	$2,063	$443	$9,304	$-	$11,849
Net payments in transit, included in other liabilities	-	(355)	(22)	(150)	-	(527)
Net cash and short-term securities, January 1	$39	$1,708	$421	$9,154	$-	$11,322

End of period
Gross cash and short-term securities	$55	$3,413	$490	$9,846	$-	$13,804
Net payments in transit, included in other liabilities	-	(356)	(18)	(209)	-	(583)
Net cash and short-term securities, September 30	$55	$3,057	$472	$9,637	$-	$13,221

Supplemental disclosures on cash flow information:
Interest received	$-	$2,945	$334	$2,843	$1	$6,123
Interest paid	$235	$28	$2	$950	$(457)	$758
(Tax refunds received) income taxes paid	$(10)	$(67)	$-	$241	$-	$164

 Manulife Financial Corporation – Third Quarter 2012

Note 17 Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

 Manulife Financial Corporation – Third Quarter 2012

SHAREHOLDER INFORMATION

MANULIFE FINANCIAL
CORPORATION HEAD OFFICE
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Telephone 416 926-3000
Fax: 416 926-5454
Web site: www.manulife.com

INVESTOR RELATIONS
Financial analysts, portfolio managers
and other investors requiring financial
information may contact our Investor
Relations Department or access our
Web site at www.manulife.com
Fax: 416 926-6285
E-mail: investor_relations@manulife.com

SHAREHOLDER SERVICES
For information or assistance regarding your share account, including dividends, changes of address or ownership, lost certificates, to eliminate duplicate mailings or to receive shareholder material electronically, please contact our Transfer Agents in Canada, the United States, Hong Kong or the Philippines. If you live outside one of these countries please contact our Canadian Transfer Agent.

RATING
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at September 30, 2012, Manulife Financial had total capital of Cdn$28.5 billion, including Cdn$22.0 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

Standard & Poor’s	AA-	(4th of 21 ratings)
Moody’s	A1	(5th of 21 ratings)
Fitch Ratings	AA-	(4th of 21 ratings)
DBRS	IC-1	(1st of 6 ratings)
A.M. Best	A+	(2nd of 15 ratings)

COMMON STOCK TRADING DATA

The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.As at September 30, 2012, there were 1,821 million common shares outstanding.

July 1 – September 30, 2012	Toronto Canadian $	New York United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$12.92	$13.35	$100.8	P 515
Low	$10.18	$9.99	$78.05	P 300
Close	$11.85	$12.04	$93.9	P 500
Average Daily Volume (000)	3,142	2,117	230	0.45

TRANSFER AGENTS
Canada
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Local: 416 643-6268
Toll Free: 1 800 783-9495
Fax: 1 877 713-9291
E-mail: inquiries@cibcmellon.com
Online: www.cibcmellon.com
CIBC Mellon offices are also located in
Montreal, Halifax, Vancouver and Calgary.

United States
Computershare Shareowner Services LLC
480 Washington Blvd.
Jersey City, NJ 07310 USA
or
P.O. Box 358015
Pittsburgh, PA 15252-8015 U.S.A.
Telephone: 1 800 249-7702
E-mail: shrrelations@bnymellon.com
Online: www.bnymellon.com/shareowner/
equityaccess

Hong Kong
Registered Holders:
Computershare Hong Kong
Investor Services Limited
17M Floor, Hopewell Centre
183 Queen’s Road East,
Wan Chai, Hong Kong
Telephone: 852 2862–8555

Ownership Statement Holders:
The Hongkong and Shanghai
Banking Corporation Limited
Sub-Custody and Clearing,
Hong Kong Office
GPO Box 64 Hong Kong
Telephone: 852 2288-8346

Philippines
The Hongkong and Shanghai
Banking Corporation Limited
HSBC Stock Transfer Unit
7th Floor, HSBC Centre
3058 Fifth Avenue West
Bonifacio Global City
Taguig City, 1634
Philippines
Telephone: PLDT 632 581-7595;
GLOBE 632 976-7595

AUDITORS
Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada

The following Manulife Financial documents are available online at www.manulife.com

•Annual Report and Proxy Circular
•Notice of Annual Meeting
•Shareholders Reports
•Public Accountability Statement
•Corporate Governance material

 Manulife Financial Corporation – Third Quarter 2012

Consent to receive documents electronically

Electronic documents available from Manulife Financial

Manulife Financial is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife Financial documents available electronically are:
•Annual Report and Proxy Circular
•Notice of Annual Meeting
•Shareholder Reports
•Public Accountability Statement
•Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

This information is also available for viewing or download under quarterly reports from the Investor Relations section of our website at www.manulife.com

.
……………………………………………………………………………… …  Detach Here .………………………..………………….............…………….…………

To receive documents electronically when they are available through Manulife Financial’s electronic delivery service, complete this form and return it as indicated.

I have read and understand the statement on the reverse and consent to receive electronically the Manulife Financial documents listed in the manner described. I acknowledge that I have the computer requirements to access the documents that are made available on Manulife Financial’s Web site. I understand that I am not required to consent to electronic delivery and that I may revoke my consent at any time.

Please note: We will contact you by phone only if there is a problem with your email address.

The information provided is confidential and will not be used for any purpose other than that described.

Please Print:

____________________________________________________
Shareholder Name

____________________________________________________
Contact Phone Number

____________________________________________________
Shareholder email Address

____________________________________________________
Shareholder Signature

____________________________________________________
Date

 Manulife Financial Corporation – Third Quarter 2012